As filed with the Securities and Exchange Commission on October 18, 2013

Registration No. 333-191581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GIGAMON INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-3963351
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

598 Gibraltar Drive

Milpitas, California 95035

(408) 263-2022

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul A. Hooper

Chief Executive Officer

Gigamon Inc.

598 Gibraltar Drive

Milpitas, California 95035

(408) 263-2022

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Rezwan D. Pavri Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Paul B. Shinn General Counsel Gigamon Inc. 598 Gibraltar Drive Milpitas, California 95035 (408) 263-2022	Richard A. Kline Anthony J. McCusker Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated October 18, 2013

5,100,000 Shares

Common Stock

We are offering 300,000 of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 4,800,000 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “GIMO.” The last reported sale price of our common stock on the New York Stock Exchange on October 18, 2013 was $36.08 per share.

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves risks. See the section titled “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to Gigamon	$	$

Proceeds, before expenses, to selling stockholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 5,100,000 shares of common stock, the underwriters have the option to purchase up to an additional 765,000 shares from certain selling stockholders, in each case at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2013.

Goldman, Sachs & Co.	BofA Merrill Lynch	Credit Suisse

Raymond James	Pacific Crest	William Blair

Prospectus dated                 , 2013

Gigamon®

7 of the top 10 Banks and Financial Services

7 of the top 10 US Retailers

7 of the top 10 US Managed Healthcare Providers

4 of the top 10 Global Exchanges

5 of the top 10 US Telecom Service Providers

6 of the top 10 US Cable Providers

248 of the Fortune 1000

62 of the Fortune 100

use the Visibility Fabric™ architecture

Prospectus

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Gigamon,” “our company,” “we,” “us,” and “our” refer, prior to the conversion discussed below, to Gigamon LLC, and, after the conversion, to Gigamon Inc., in each case together with its consolidated subsidiaries as a combined entity.

Overview

We have developed an innovative solution that delivers pervasive and dynamic intelligent visibility of traffic across networks. Our solution, which we refer to as our Traffic Visibility Fabric, consists of distributed network appliances that enable an advanced level of visibility, modification and control of network traffic. Our Fabric enables IT organizations to forward traffic from network and server infrastructure to management, analysis, compliance and security tools in a manner that is optimized for specific uses or functions. Our patented Flow Mapping™ technology identifies and directs incoming traffic to single or multiple tools based on user-defined rules that can be managed from a centralized management console. Our Fabric is designed to help organizations optimize the reliability, performance and security of their physical and virtual network infrastructure, minimize capital investment in management, analysis, compliance and security tools, reduce operating expenses and realize greater value from the existing tools that are deployed throughout their networks.

Virtualization and cloud computing, mobility, big data and software-defined networking are reshaping the way enterprises and service providers operate and the way people communicate over IP networks in an increasingly connected world. Organizations increasingly require enhanced visibility and control of their networks through the efficient collection and analysis of network traffic flows without degrading network performance or reliability. Our Fabric provides the pervasive and intelligent visibility and control over network traffic, including voice, video and data, that organizations need to successfully manage, analyze and secure their network environments.

We sell our products directly through our own sales force and indirectly through our channel partners. As of June 29, 2013, our end-user customers included 62 of the Fortune 100. Additionally, as of June 29, 2013, we had sold products to over 1,100 end-user customers across many vertical markets, including seven of the top ten U.S. retailers, seven of the top ten U.S. banks and diversified financial services companies, five of the top ten U.S. integrated and wireless telecommunication service providers, seven of the top ten U.S. managed healthcare providers, six of the top ten U.S. cable and satellite providers and four of the top ten global securities and commodities exchanges, based on market capitalization as set forth in independent industry data from S&P Capital IQ.

We have experienced significant growth since our inception in 2004. Our total revenue increased from $46.5 million in 2010 to $96.7 million in 2012, representing a compound annual growth rate, or CAGR, of 44%, and from $39.2 million during the six months ended June 30, 2012 to $58.2 million during the six months ended June 29, 2013, representing 49% growth. Our net income was $6.6 million, $16.9 million, $7.5 million and $1.8 million for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012, respectively, and our net loss was $9.1 million for the six months ended June 29, 2013. We have generated positive cash flows in each of the last seven years.

Industry Overview

Powerful forces are transforming the traditional ways that enterprises and service providers design, operate and manage their networks. These forces include:

•

Virtualization and Cloud Computing.    Enterprises and service providers are seeking to enhance visibility and control over their network traffic as they manage the transition from static physical architectures to dynamic virtual environments.

•

Mobility.    Enterprises are looking for ways to improve the productivity of their increasingly mobile workforce by providing enhanced access to their network. Service providers are seeking to monetize new service offerings and improve the satisfaction and retention rates of their subscribers.

•

Big Data.    As the volume of network traffic generated, transmitted and consumed grows rapidly, organizations are increasingly challenged to maintain, analyze, improve and secure the performance and reliability of networks as they scale to meet demand.

•

Software-Defined Networking.    IT organizations are struggling to provide increased bandwidth and expanded service offerings in the face of increasing pricing pressure. IT organizations may migrate to software-defined networking, or SDN, to create network infrastructure that is more agile and responsive and better aligned with the needs of the applications deployed in the network.

The foregoing forces are enabling significant benefits to be realized from IT innovation, but are also presenting significant challenges in how organizations manage, analyze and secure their networks to address growing network traffic volumes, security and compliance, the proliferation of mobile devices, the consumerization of IT and adoption of cloud-based IT.

Limitations of Traditional Approaches

The impact of virtualization and cloud computing, mobility, big data and SDN are combining to increase network complexity and introduce new network vulnerabilities while creating new challenges for enterprises and service providers that are struggling to maintain or improve service delivery and limit network downtime. As a result, organizations are seeking to improve visibility and control of their networks through the intelligent collection, modification and analysis of traffic without adversely impacting network performance or reliability. IT organizations have historically had access to a limited range of approaches to address these requirements, including deploying additional management, analysis, compliance and security tools, repurposing Ethernet switches, duplicating traffic via mirroring ports or dividing traffic flows via network TAPs.

Given the performance limitations, cost and complexity of traditional approaches, enterprises and service providers utilizing these approaches struggle to scale and ensure the performance, reliability and integrity of their network infrastructure. Without the ability to scale with network growth and to analyze packet contents, prioritize latency-sensitive data and intelligently direct individual packets to the relevant tools, these approaches fail to deliver a comprehensive solution that offers visibility into and control over network traffic.

Need for a Comprehensive Visibility Solution

We were founded on the belief that organizations need a fundamentally new approach to network traffic visibility to address growing demand for increased infrastructure efficiency and performance, and to improve the quality and breadth of service offerings. We believe a solution that can optimize the efficiency and performance of these tools by delivering pervasive visibility to users and subscribers and control over network traffic creates a significant market opportunity. Our belief is supported by the results of an independent survey conducted in 2012 by the Enterprise Strategy Group, or ESG, in which 78% of respondents indicated that a traffic visibility fabric would be a useful enhancement to their network environment.

Our Solution

The key benefits of our Traffic Visibility Fabric include:

•

Providing Pervasive Visibility and Control.    Our Fabric inspects and intelligently filters data packets from concurrent traffic streams in accordance with a set of user-defined criteria, which provides IT organizations with pervasive visibility and intelligent control over how traffic flows from the network to management, analysis, compliance and security tools.

•

Enabling Rapid Response to Dynamic Change.    Our Fabric significantly improves network flexibility by enabling static tools to connect to virtualized applications, dynamic infrastructure and mobile machines, which allows our end-user customers to efficiently and securely address their business needs.

•

Delivering Scalable, High-Throughput Capacity.    Our Fabric provides increased visibility and intelligent traffic filtering without impeding the delivery of traffic to management, analysis, compliance and security tools and can scale as the network grows and performance requirements increase.

•

Improving Network Efficiency and Economy.    Our Fabric improves the return on investment of existing tools, reduces capital and operating costs associated with deploying new or more advanced tools, limits the infrastructure footprints in space-constrained data centers and curtails the staff required to monitor and maintain the network.

•

Enhancing Network Reliability.    By reducing the need to process non-relevant traffic, our Fabric increases the reliability of tools and the associated management of critical business processes running on production networks. Because our Fabric is deployed “out of band,” or in parallel to, the production network, modifications to the Traffic Visibility Fabric do not require network downtime.

•

Ease of Deployment and Use.    We have designed our Fabric to be easy to install, configure and maintain. Our Fabric can be controlled locally or remotely, enabling our end-user customers to reduce management and maintenance of unmanned, or dark, data centers.

Growth Strategy

Key elements of our growth strategy include:

•

Continuous Innovation.    We intend to enhance the functionality and scalability of our Fabric to address new use cases, tool capabilities, deployment environments and performance levels and the drive for greater software definition of network infrastructure.

•	Increase Awareness of Our Value Proposition. We plan to invest in our brand and develop awareness of the benefits of our Fabric in order to help us grow our business and market opportunity.

•

Expand Our Relationships with Existing End-User Customers.    We intend to deepen our relationships with our end-user customers by offering new products that help them increase the value of their new and existing management, analysis, compliance and security tools, adopt virtualization and cloud technologies and efficiently scale their network environments.

•

Invest in our Global Distribution Network.    We plan to continue to invest in strengthening our existing relationships with channel partners and expand our network by adding new channel partners to target new end-user customers and broaden our reach.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•

The network traffic visibility market is rapidly evolving and difficult to predict. If the network traffic visibility market does not evolve as we anticipate or if our target end-user customers do not adopt our Traffic Visibility Fabric, our sales will not grow as anticipated and our stock price could decline;

•

New or existing technologies that are perceived to address network traffic visibility or address the need for network traffic visibility in different ways could gain wide adoption and supplant our products and services, thereby weakening our sales and our financial results;

•	We are dependent on a single product family comprised of a limited number of products;

•

If we are unable to introduce new products successfully and to make enhancements to existing products, our growth rates would likely decline and our business, operating results and competitive position could suffer;

•	If we are unable to increase market awareness of our company and our products, our revenue may not continue to grow, or may decline;

•	Our quarterly and annual operating results may vary significantly and be difficult to predict, which may cause our stock price to fluctuate;

•	We compete in highly competitive markets, and competitive pressures from existing and new companies may adversely impact our business and operating results;

•	We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected;

•	Our limited operating history makes it difficult for you to evaluate our current business and future prospects, and may increase the risk of your investment; and

•

After giving effect to the completion of this offering, our directors, executive officers and 5% or greater stockholders will collectively own approximately 47% of our common stock and continue to have substantial control over us after this offering, which will limit your ability to influence the outcome of key transactions, including a change of control.

Recent Developments

Our interim unaudited consolidated financial statements for the three months ended September 28, 2013 have not been finalized and are not available. Based on the information that is currently available to us, we have prepared the following preliminary estimated financial data for the three months ended September 28, 2013:

•

Total revenue of $38.0 million to $39.0 million, compared to total revenue of $25.7 million in the three months ended September 30, 2012. Total revenue increased in the three months ended September 28, 2013 compared to the three months ended September 30, 2012 as a result of an increase in the volume of products sold, primarily due to large orders for our products from our end-user customers, and as a result of the growth in our installed base leading to more end-user customers under maintenance and support contracts.

•

Total gross margin of 79.5% to 80.0%, compared to gross margin of 80% in the three months ended September 30, 2012. Total gross margin for the three months ended September 28, 2013 and the three months ended September 30, 2012 reflects non-cash stock-based compensation expense of $0.3 million and $0.1 million, respectively.

•

Operating expenses of $29.3 million to $29.5 million, compared to operating expenses of $18.5 million in the three months ended September 30, 2012. Operating expenses increased primarily as a result of an increase in personnel expenses from $12.1 million in the three months ended September 30, 2012 to approximately $17.0 million in the three months ended September 28, 2013 primarily due to an increase in headcount, and an increase in non-cash stock-based compensation expense from $1.6 million in the three months ended September 30, 2012 to approximately $6.7 million in the three months ended September 28, 2013.

•	Income from operations of $0.9 million to $1.7 million, compared to income from operations of $2.1 million in the three months ended September 30, 2012.

•	Non-GAAP income from operations of $7.9 million to $8.7 million, compared to non-GAAP income from operations of $3.8 million in the three months ended September 30, 2012.

In addition, we added 86 end-user customers in the three months ended September 28, 2013, including several companies listed in the Fortune 100 and Fortune 1000. We also experienced strong order growth from new end-user customers.

The preliminary estimated financial data for the three months ended September 28, 2013 set forth above is subject to the completion of our financial closing procedures. This data has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed or performed any procedures with respect to the accompanying preliminary financial data, and accordingly does not express an opinion or any other form of assurance with respect thereto. We currently expect that our final results of operations will be consistent with the estimates set forth above, but such estimates are preliminary and our actual results of operations could differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our interim unaudited consolidated financial statements for the three months ended September 28, 2013 are issued.

Non-GAAP Financial Measure

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles, or GAAP, we consider non-GAAP income from operations. This non-GAAP financial measure is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similarly-titled measures presented by other companies.

We define non-GAAP income from operations as income from operations adjusted to exclude stock-based compensation expense.

The following table presents a reconciliation of income from operations to non-GAAP income from operations for the three months ended September 28, 2013 and September 30, 2012, and is unaudited:

	September 28, 2013		September 30, 2012
	Low	High
	(in millions)
Income from operations	$0.9	$1.7	$2.1
Stock-based compensation expense	7.0	7.0	1.7

Non-GAAP income from operations	$7.9	$8.7	$3.8

We use non-GAAP income from operations in evaluating our operating results and for financial and operational decision-making purposes. We believe that non-GAAP income from operations helps identify underlying trends in our business that could otherwise be masked by the effect of stock-based compensation expense, which we exclude from non-GAAP income from operations. We believe that non-GAAP income from operations provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater transparency with respect to key metrics used by our management in its financial and operational decision-making. Our management uses this measure to establish budgets and operational goals for our business and in evaluating our performance. We are presenting non-GAAP income from operations to assist investors in seeing our operating results through the eyes of management, and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry.

Non-GAAP income from operations should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of this non-GAAP financial measure rather than income from operations, which is the nearest GAAP equivalent of this financial measure. Some of these limitations are:

•	Non-GAAP income from operations excludes the recurring, non-cash charges for stock-based compensation expense;

•

Stock-based compensation expense, which is not reflected in non-GAAP income from operations, has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy; and

•

The expenses that we exclude in our calculation of non-GAAP income from operations may differ from the expenses, if any, that our peer companies may exclude from similarly-titled non-GAAP measures when they report their results of operations.

We have attempted to compensate for these limitations by providing income from operations, the nearest GAAP equivalent of non-GAAP income from operations, and describing the components of income from operations under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

Conversion to a Corporation

On May 31, 2013, we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Gigamon LLC to Gigamon Inc. In connection with the conversion, all of our outstanding common units and preferred units converted into shares of common stock and preferred stock, respectively. Further, in connection with the conversion, Gigamon Systems LLC, the prior holder of all of our outstanding common equity interests, exchanged all of the interests that it held in us for our common stock and will liquidate. In connection with this equity exchange, all outstanding options to purchase shares in Gigamon Systems LLC were substituted for options to purchase common stock in Gigamon Inc. Also, certain entities affiliated with Highland Capital Partners that held shares of our preferred stock were merged with and into us, and certain entities affiliated with Highland Capital Partners received our preferred stock in exchange for their respective equity interests.

In this prospectus, we refer to all of the transactions related to our conversion to a corporation, and the equity exchange and mergers described above, as the “LLC Conversion.” See the section titled “Certain Relationships and Related Party Transactions—LLC Conversion” for additional information.

In addition, in connection with the completion of our initial public offering in June 2013, and upon the written consent of the holders of a majority of our preferred stock, all outstanding shares of our preferred stock converted into shares of our common stock.

While our outstanding equity as a limited liability company prior to the LLC Conversion is called “common units” and “preferred units,” unless otherwise indicated in this prospectus, we refer to such common units and preferred units in this prospectus as common stock and preferred stock for the periods prior to the LLC Conversion for ease of comparison.

Corporate Background and Information

Our business was founded in 2004 and originally operated by a California limited liability company, Gigamon Systems LLC. In January 2009, Gigamon Systems LLC contributed substantially all of its assets and certain of its liabilities to us in exchange for all of our common stock. In January 2010, entities affiliated with Highland Capital Partners invested in our company through the purchase of our preferred stock. On May 31, 2013, we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Gigamon LLC to Gigamon Inc., pursuant to the LLC Conversion described above.

Our principal executive offices are located at 598 Gibraltar Drive, Milpitas, California 95035, and our telephone number is (408) 263-2022. Our website address is www.gigamon.com. Information contained on, or that can be accessed through, our website, does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by us	300,000	shares

Common stock offered by the selling stockholders	4,800,000	shares

Common stock to be outstanding after this offering	31,069,505	shares

Option to purchase additional shares from certain selling stockholders	765,000	shares

Use of Proceeds

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be $9.5 million, based on the assumed public offering price of $36.08 per share, which is the last reported sale price of our common stock on the New York Stock Exchange as of October 18, 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds that we receive from this offering to acquire or invest in complementary businesses, products, services, technologies or other assets. See the section titled “Use of Proceeds” for additional information.

Concentration of Ownership

After giving effect to the completion of this offering, our directors, executive officers and 5% or greater stockholders of our company and their affiliates will beneficially own, in the aggregate, approximately 47% of our outstanding capital stock.

NYSE trading symbol	“GIMO”

The number of shares of common stock that will be outstanding after this offering is based on 30,769,505 shares outstanding as of June 29, 2013, after giving effect to the issuance of 293,718 shares of common stock to be acquired by certain selling stockholders through option exercises in order to sell those shares in this offering, and excludes:

•

3,566,893 shares of common stock issuable upon the exercise of options to purchase common stock under our 2012 Unit Option Plan and 2013 Equity Incentive Plan that were outstanding as of June 29, 2013 (which does not include 293,718 shares of common stock to be sold in this offering by certain selling stockholders upon the exercise of options), with a weighted-average exercise price of $9.22 per share;

•

9,999 shares of common stock issuable upon the exercise of options to purchase common stock under our 2013 Equity Incentive Plan that were granted after June 29, 2013, with a weighted average exercise price of $37.18 per share;

•	677,440 shares of common stock issuable upon the vesting of restricted stock units under our 2012 Unit Option Plan and 2013 Equity Incentive Plan that were outstanding as of June 29, 2013;

•	141,900 shares of common stock issuable upon the vesting of restricted stock units under our 2013 Equity Incentive Plan that were granted after June 29, 2013;

•

3,204,899 additional shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of June 29, 2013, subject to increase on an annual basis and as a result of any equity awards that expire or terminate under our 2012 Unit Option Plan or shares issued pursuant to such plan that are forfeited to or repurchased by us; and

•	439,422 additional shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, subject to increase on an annual basis.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	no exercise of outstanding options to purchase our common stock since June 29, 2013;

•	no vesting of restricted stock units since June 29, 2013; and

•	no exercise by the underwriters of their option to purchase up to an additional 765,000 shares of common stock from certain selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2010, 2011, and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for each of the six months ended June 30, 2012 and June 29, 2013, and the summary consolidated balance sheet data as of June 29, 2013, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Effective January 1, 2013, we changed our reporting period from a calendar year ending on December 31 of each year to a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal year 2013 will be a 52-week fiscal year ending on December 28, 2013, and each quarter will be a 13-week quarter. The second quarter of fiscal 2013 ended on June 29, 2013.

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Product	$35,577	$51,308	$69,516	$27,106	$40,873
Services	10,909	16,797	27,199	12,063	17,349

Total revenue	46,486	68,105	96,715	39,169	58,222
Cost of revenue:
Product	6,122	12,528	18,039	7,451	11,822
Services	2,239	1,900	2,246	945	2,564

Total cost of revenue(1)	8,361	14,428	20,285	8,396	14,386

Gross profit	38,125	53,677	76,430	30,773	43,836
Operating expenses:
Research and development(1)	12,283	12,530	17,730	7,515	22,768
Sales and marketing(1)	12,522	19,358	39,359	17,335	38,535
General and administrative(1)	6,610	4,766	11,665	4,041	16,197

Total operating expenses	31,415	36,654	68,754	28,891	77,500

Income (loss) from operations	6,710	17,023	7,676	1,882	(33,664)

Interest income	9	4	64	6	3
Other expense, net	(7)	(16)	(70)	(33)	(25)

Income (loss) before provision for income taxes	6,712	17,011	7,670	1,855	(33,686)
Income tax (provision) benefit	(75)	(80)	(139)	(91)	24,542

Net income (loss)	6,637	16,931	7,531	1,764	(9,144)

Accretion of preferred units to redemption value and issuance costs	(1,834)	(2,078)	(2,236)	(1,097)	(1,088)
(Earnings) loss distributable to preferred unit holders	(1,350)	(4,741)	(1,690)	(213)	1,107

Net income (loss) attributable to common unit holders/stockholders	$3,453	$10,112	$3,605	$454	$(9,125)

Net income (loss) per unit/share attributable to common unit holders/stockholders:
Basic and Diluted(2)	$0.19	$0.58	$0.21	$0.03	$(0.50)

Weighted average shares used in computing net income (loss) per unit/share attributable to common unit holders/stockholders:
Basic(2)	17,862	17,300	17,300	17,300	18,284

Diluted(2)	17,862	17,300	17,303	17,300	18,284

(1)	The following table presents stock-based compensation expense included in each expense category:

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(in thousands)
Cost of revenue	$1,086	$—	$153	$2	$2,709
Research and development	4,692	8	542	32	6,378
Sales and marketing	2,377	2	893	86	5,692
General and administrative	2,212	2	2,011	516	3,511

Total stock-based compensation expense	$10,367	$12	$3,599	$636	$18,290

(2)	See Note 2 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net income (loss) per share of common stock.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	As of June 29, 2013
	Actual	Pro Forma(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$121,522	$132,235
Working capital	83,528	94,241
Total assets	174,100	184,813
Total stockholders’ equity	98,151	108,864

(1)

The pro forma column in the balance sheet data table above gives effect to the sale and issuance by us of 300,000 shares of common stock in this offering at an assumed public offering price of $36.08 per share, which is the last reported sale price of our common stock on the New York Stock Exchange on October 18, 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Includes option exercises at the closing of this offering by certain selling stockholders, who will exercise options to purchase 293,718 shares of our common stock, with an aggregate exercise price of $1.3 million, in order to sell those shares in this offering.

Key Performance Indicators

We monitor the key performance indicators set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(dollars in thousands)
Key Performance Indicators:
Total revenue	$46,486	$68,105	$96,715	$39,169	$58,222
Gross margin	82%	79%	79%	79%	75%
Income (loss) from operations	$6,710	$17,023	$7,676	$1,882	$(33,664)
Deferred revenue	$11,121	$21,962	$30,820	$24,072	$36,301

Total revenue. We monitor our total revenue to assess the acceptance of our products by our end-user customers and growth in the markets we serve. We discuss our total revenue further below under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Gross margin. We monitor our gross margin to assess the impact on our current and forecasted financial results from any changes to the pricing and mix of products we are selling to our end-user customers.

Income (loss) from operations. We monitor our income (loss) from operations to assess how effectively we are conducting our operations as well as controlling our operating expenses, which are primarily driven by headcount. We discuss our operating expenses further below under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Deferred revenue. Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue. The majority of our deferred revenue balance consists of the unamortized portion of services revenue from maintenance and support contracts. We also defer revenue, and the related costs of product revenue, on sales of products to a distributor who stocks inventory until that distributor reports to us that it has sold the product to an end-user customer. We monitor our deferred revenue balance because it represents a significant portion of the revenue that we will recognize in future periods. We assess the change in our deferred revenue balance which, taken together with revenue, is an indication of sales activity in a given period.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occurs, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

The network traffic visibility market is rapidly evolving and difficult to predict. If the network traffic visibility market does not evolve as we anticipate or if our target end-user customers do not adopt our Traffic Visibility Fabric, our sales will not grow as quickly as anticipated and our stock price could decline.

We are in a new, rapidly evolving category within the network infrastructure industry that focuses on providing organizations with enhanced visibility and control over their networks through the efficient collection and analysis of network traffic. As such, it is difficult to predict important market trends, including how large the network traffic visibility market will be or when and what products end-user customers will adopt. For example, organizations that currently use traditional approaches may believe that these approaches already provide them with sufficient network traffic visibility. Therefore, they may continue spending their network infrastructure budgets on these products and may not adopt our Traffic Visibility Fabric in addition to or in lieu of such products.

If the market for network traffic visibility does not evolve in the way we anticipate, if organizations do not recognize the benefit our Traffic Visibility Fabric offers in addition to or in place of existing network traffic visibility products, or if we are unable to sell our family of products to end-user customers, then our revenue may not grow as expected or may decline, and our stock price could decline.

New or existing technologies that are perceived to address network traffic visibility or address the need for network traffic visibility in different ways could gain wide adoption and supplant our products, thereby weakening our sales and our financial results.

The introduction of products and services embodying new technologies could render our existing products obsolete or less attractive to end-user customers. Other network traffic visibility technologies exist or could be developed in the future, and our business could be materially negatively affected if such technologies are widely adopted. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our end-user customers and potential end-user customers of the value of our solutions even in light of new technologies, our business, operating results and financial condition could be materially and adversely affected.

We are dependent on a single product family comprised of a limited number of products.

Our product offering is limited to a single product family comprised of our GigaVUE, GigaSECURE, GigaSMART and GigaTAP products. Historically, we have derived a substantial portion of our revenue from sales of our GigaVUE appliances and related services, and we expect to continue to derive a significant portion of our product revenue from sales of our GigaVUE appliances and related services for the foreseeable future. A decline in the price of these products and related services, whether due to competition or otherwise, or our inability to increase sales of these products, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product lines and services. GigaSECURE, GigaSMART, GigaTAP and related support services represent additional sources of revenue, however, collectively they accounted for a small portion of our total revenue in 2012 and the six months ended June 29, 2013. We expect that this concentration of revenue from a single product family comprised of a limited number of products will continue for the foreseeable future. As a result, our future growth and financial performance will depend heavily on our ability to develop and sell enhanced versions of our GigaVUE appliances. If we fail to deliver product enhancements, new releases or new products that end-user customers want, it will be more difficult for us to succeed.

If we are unable to introduce new products successfully and to make enhancements to existing products, our growth rates would likely decline and our business, operating results and competitive position could suffer.

Our continued success depends on our ability to identify and develop new products and to enhance and improve our existing products, and the acceptance of those products by our existing and target end-user customers. Our growth would likely be adversely affected if:

•	we fail to introduce these new products or product enhancements;

•	our new products or product enhancements are not timely introduced or do not function as expected;

•	we fail to successfully manage the transition to new products from the products they are replacing;

•	we do not invest our development efforts in appropriate products or enhancements for markets in which we now compete and expect to compete;

•	we fail to predict the demand for new products following their introduction to market; or

•	these new products or enhancements do not attain market acceptance.

We invest substantial amounts of time and resources in researching and developing new products and enhancing existing products by incorporating additional features, improving functionality and adding other improvements to meet end-user customers’ rapidly evolving demands in our highly competitive industry. Our research and development expenses were $12.3 million, or 27% of our total revenue, in 2010, $12.5 million, or 18% of our total revenue, in 2011, $17.7 million, or 18% of our total revenue, in 2012, $7.5 million, or 19% of our total revenue, in the six months ended June 30, 2012, and $22.8 million, or 39% of our total revenue, in the six months ended June 29, 2013.

Our future plans contemplate significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we often make these investments without being certain that they will result in products or enhancements that the markets will accept or that they will expand our share of those markets.

The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause end-user customers to defer purchasing our existing products in anticipation of the new products. This could harm our operating results by decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. We have also experienced, and may in the future experience, delays in developing and releasing new products and product enhancements. This has led to, and may in the future lead to, delayed sales, deferred revenue, increased expenses and lower than anticipated quarterly revenue. In addition, complexity and difficulties in managing product transitions at the end-of-life stage of a product can create excess inventory of components associated with the outgoing products that can lead to increased expenses. Any or all of the above problems could materially harm our business and operating results.

If we are unable to increase market awareness of our company and our products, our revenue may not continue to grow, or may decline.

The network traffic visibility market is nascent and we believe that we have not yet established broad market awareness of our products and services. Market awareness of our value proposition and products and services will be essential to our continued growth and our success, particularly for the service provider and large enterprise markets. If our marketing efforts are unsuccessful in creating market awareness of our company and our products and services, then our business, financial condition and operating results will be adversely affected, and we will not be able to achieve sustained growth.

Our quarterly and annual operating results may vary significantly and be difficult to predict, which may cause our stock price to fluctuate.

Our quarterly and annual operating results have varied historically from period to period, and we expect that they will continue to fluctuate due to a variety of factors, many of which are outside of our control, including:

•	fluctuations in demand for our products and services, the timing of orders from our channel partners and end-user customers, and our ability to accurately forecast end-user customer demand;

•	the timing of shipments of products, which may depend on many factors such as inventory and logistics and our ability to ship new products on schedule and accurately forecast inventory requirements;

•	the budgeting cycles and internal purchasing priorities of our end-user customers;

•	seasonal buying patterns of our end-user customers;

•	changes in end-user customer or channel partner requirements or market needs;

•	the mix of products sold and the mix of revenue between products and services;

•

changes in the growth rate of the network traffic visibility market and related markets, such as the network infrastructure market, and the market for network management, analysis, compliance and security tools;

•	our ability to control costs, including operating expenses, the costs of hardware and software components, and other manufacturing costs;

•	our ability to timely develop, introduce and gain market acceptance for new products, technologies and services;

•	price competition;

•	any significant changes in the competitive environment, including the entry of new competitors, and any related discounting of products or services;

•	the timing and execution of product transitions or new product introductions, and related inventory costs;

•	deferral of orders from end-user customers in anticipation of new products or product enhancements announced by us or our competitors;

•	decisions by potential end-user customers to purchase alternative network traffic visibility solutions from their existing network infrastructure vendors or other third parties;

•	our ability to establish and manage our distribution channels, and the effectiveness of any changes we make to our distribution model;

•	the ability of our suppliers and contract manufacturers to provide component parts and finished products in a timely manner;

•	changes in end-user customer renewal rates for our services and our ability to up-sell additional products;

•	general economic conditions, both domestically and in our foreign markets;

•	the timing of revenue recognition for our sales, which may be affected by the mix of sales by our channel partners; and

•	future accounting pronouncements or changes in our accounting policies.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly and annual operating results, including fluctuations in our key performance indicators. This variability and unpredictability could result in our failure to meet our internal operating plan or the expectations of securities analysts or investors for any period. In addition, a significant percentage of our operating expenses are fixed in nature in the short term and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

We compete in highly competitive markets, and competitive pressures from existing and new companies may adversely impact our business and operating results.

The markets in which we compete are highly competitive. We expect competition to intensify in the future as existing competitors bundle new and more competitive offerings with their existing products and services, and as new market entrants introduce new products into our markets. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition. We also expect that competition will continue to increase as a result of advancements in networking technology and architecture. For example, recently there has been increased focus on software-defined networking, or SDN, which could significantly alter the way in which networks are architected and implemented, and certain of our competitors have publicized an approach to use SDN technology to provide network visibility. If we do not keep pace with product and technology advances and otherwise keep our product offerings competitive, there could be a material and adverse effect on our competitive position, revenue and prospects for growth.

We compete either directly or indirectly with large Ethernet switch vendors, such as Cisco Systems, Inc., Juniper Networks, Inc., Brocade Systems Communications, Inc. and Arista Networks, Inc., and network management, analysis, compliance and security tool vendors that offer point solutions that address a portion of the issues that we solve. The principal competitive factors in our markets include functionality and performance, price and total cost of ownership, ease of use, flexibility and scalability of deployment, brand awareness, breadth of portfolio, product reliability and quality, interoperability with other products, the extent and speed of user adoption and quality of service, support and fulfillment.

Many of our current and potential competitors are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution and other resources and greater name recognition. We could also face competition from new market entrants, including our joint-development partners or other current technology partners. In addition, many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	longer operating histories;

•	the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

•	broader distribution and established relationships with channel partners;

•	access to larger customer bases;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios;

•	the ability to bundle competitive offerings with other products and services; and

•	greater customer support.

As a result, increased competition could result in fewer customer orders, price reductions, reduced operating margins and loss of market share. Our competitors also may be able to provide end-user customers with capabilities or benefits different from or greater than those we can provide in areas such as technical qualifications or geographic presence, or to provide end-user customers a broader range of products, services and prices. In addition, some of our larger potential competitors have substantially broader product offerings and could leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling or closed technology platforms. These larger potential competitors may also have more extensive relationships within existing and potential end-user customers that provide them with an advantage in competing for business with those end-user customers. In addition, to the extent that one of our competitors establishes or strengthens a cooperative relationship with, or acquires one or more of the network management, analysis, compliance and security tool vendors that we have active and ongoing joint-development relationships with, it could adversely affect our ability to compete. Our ability to compete will depend upon our ability to provide a better solution than our competitors at a competitive price. To remain competitive, we may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and there is no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

We also expect increased competition if our market continues to expand. Conditions in our market could change rapidly and significantly as a result of technological advancements or other factors. In addition, current or potential competitors may be acquired by third parties that have greater resources available. As a result of these acquisitions, our current or potential competitors might take advantage of the greater resources of the larger organization to compete more aggressively against us.

Defects in our products could harm our reputation and business.

Our products are complex and have contained and may contain undetected defects or errors, especially when first introduced or when new versions are released. Defects in our products may impede or block network traffic or cause our products to fail to provide network traffic visibility as intended. Further, defects in our products may lead to the impairment of tools that rely on data. Defects in our products may lead to product returns and require us to implement design changes or software updates.

Any defects or errors in our products, or the perception of such defects or errors, could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential end-user customers or channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new products or services;

•	negative publicity, which will harm our reputation;

•	warranty claims against us, which could result in an increase in our provision for doubtful accounts;

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation; and

•	harm to our operating results.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our internal control over financial reporting beginning as of the end of our fiscal year 2014, and the effectiveness of our disclosure controls and procedures quarterly. If we are not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC, or other regulatory authorities, which would diminish investor confidence in our financial reporting and require additional financial and management resources, each of which may adversely affect our business and operating results.

We, and our independent registered public accounting firm, were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2012, in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by the reporting requirements under Section 404 of the Sarbanes-Oxley Act. The standards required for a Section 404 assessment under the Sarbanes-Oxley Act will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain effective internal control over financial reporting, our business and reputation may be harmed and our stock price may decline. Furthermore, investor perceptions of us may be adversely affected which could cause a decline in the market price of our common stock.

Our limited operating history makes it difficult for you to evaluate our current business and future prospects, and may increase the risk of your investment.

We were founded in 2004 and sold our first products commercially in 2005. We have experienced rapid growth since our inception, and we have been increasing the breadth and scope of our product offerings. The majority of our revenue growth, however, has occurred over the past three years. This limited operating history, as well as the early stage of our relationships with many of our channel partners, makes financial forecasting and evaluation of our business difficult. Furthermore, because we depend in part on the market’s acceptance of our products, it is difficult to evaluate trends that may affect our business. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described in this prospectus. If we do not address these risks successfully, our business and operating results would be adversely affected, and our stock price could decline.

Some of the components and technologies used in our products are purchased and licensed from a single source or a limited number of sources. The loss of any of these suppliers might cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could require us to redesign our products.

Although supplies of our components are generally available from a variety of sources, we currently depend on a single source or a limited number of sources for most components included in our products. For example, the processors and connectors that we use in the products manufactured by Broadcom Corp., Freescale Semiconductor, Ltd. and Molex Inc. are currently available only from a limited number of sources, and neither we nor, to our knowledge, these manufacturers have entered into supply agreements with such sources. We have also entered into license agreements with some of our suppliers for technologies that are used in our products.

As there are no other sources for identical components and technologies, if we lost any of these suppliers or were unable to acquire these components or license these technologies, we may not be able to sell our products for a significant period of time, and we could incur significant costs to redesign our hardware and software to incorporate components or technologies from alternative sources or to qualify alternative suppliers. Our reliance on a single source or a limited number of suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality;

•	failure of a key supplier to remain in business and adjust to market conditions;

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies; and

•	natural disasters.

In addition, for certain components for which there are multiple sources, we are subject to potential price increases and limited availability as a result of market demand for these components. In the past, unexpected demand for computer and network products has caused worldwide shortages of certain electronic parts. If similar shortages occur in the future, our business would be adversely affected. We carry very little inventory of our products, and we and our manufacturer rely on our suppliers to deliver necessary components in a timely manner. We and our manufacturer rely on purchase orders rather than long-term contracts with these suppliers, and as a result we or our manufacturer might not be able to secure sufficient components, even if they were available, at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, might not be able to meet end-user customer demands for our products, which would have a material and adverse effect on our business, operating results and financial condition.

We rely on third-party channel partners to generate a substantial portion of our revenue. If our partners fail to perform, our ability to sell our products and services would be limited, and if we fail to optimize our channel partner model going forward, our operating results would be harmed.

A substantial portion of our revenue is generated through sales by our channel partners, which include distributors and resellers. We depend upon our channel partners to generate most of our sales opportunities and manage the sales process, and in North America we rely on two distributors, Interlink Communications Systems, Inc., or Interlink, and Arrow Enterprise Computing Solutions, Inc., or Arrow, which we engaged as a distributor in February 2013. Interlink accounted for 37%, 63%, 61% and 57% of our total revenue in 2011, 2012, and in the six months ended June 30, 2012 and June 29, 2013, respectively. To the extent our channel partners are unsuccessful in selling our products, or we are unable to enter into arrangements with, and retain, a sufficient number of high quality channel partners in each of the regions in which we sell products, and keep them motivated to sell our products, our ability to sell our products and operating results would be harmed. The termination of our relationship with any significant channel partner may adversely impact our sales and operating results.

We provide sales channel partners with specific programs to assist them in selling our products, but there can be no assurance that these programs will be effective. Our channel partners may be unsuccessful in marketing, selling and supporting our products and services. Our channel partners generally do not have minimum purchase requirements. Our agreements with our channel partners are generally non-exclusive and so they may also market, sell and support products and services that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products to the detriment of our own. As is typical in our industry, our channel partners have the ability to terminate their respective relationships with us with limited notice and with limited or no penalty and may cease selling our products altogether. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners could harm our operating results.

As we add additional channel partners, particularly in North America where we currently rely primarily on a limited number of distributors, we may not be able enter into arrangements on as favorable terms, including with respect to pricing, which could have a negative impact on our margins. In addition, any new channel partner would require comprehensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to end-user customers or our channel partners violate laws or our corporate policies. If we fail to optimize our channel partner model or fail to manage existing sales channels, our business and operating results would be materially and adversely affected.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

Our sales efforts involve educating our end-user customers about the use and benefits of our products, including their technical capabilities. End-user customers often undertake an evaluation and testing process that can result in a lengthy sales cycle. Also, as our distribution strategy has evolved into more of a channel model, utilizing distributors, the level of variability in the length of sales cycle across transactions has increased and made it more difficult to predict the timing of many of our sales transactions. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. These factors, among others, could result in long and unpredictable sales cycles. We sell our Traffic Visibility Fabric primarily to enterprise IT departments and service providers. The length of our products’ sales cycles typically ranges from three to six months but can be more than six months, with sales cycles involving service providers taking significantly longer to complete. To the extent that the mix of our future sales shifts in the direction of service providers, the average length of our sales cycles will increase. Furthermore, our sales to federal, state and local governmental agency end-user customers have increased in recent periods, and we may in the future increase sales to government entities. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. As a result of these lengthy and uncertain sales cycles of our products, it is difficult for us to predict when end-user customers may purchase and accept products from us and as a result, our operating results may vary significantly and may be adversely affected.

We currently rely on a single contract manufacturer to manufacture our products, and our failure to manage our relationship with our contract manufacturer successfully could negatively impact our business.

We rely on Jabil Circuit, Inc., or Jabil, to manufacture substantially all of our products. We recently transitioned our manufacturing to Jabil in an effort to expand and upgrade our manufacturing, systems assembly, testing and order fulfillment capabilities. We entered into a manufacturing services agreement with Jabil in April 2013 with an initial term of one year, and the agreement automatically renews for additional one-year terms, unless it is terminated by either party by giving at least six months written notice before the end of the then-current term. In addition, either party may terminate the agreement (i) for convenience upon nine months written notice by Jabil or upon six months written notice by us, (ii) for cause upon written notice of a material breach and if the other party does not cure such breach within 30 days of such notice, (iii) immediately upon the bankruptcy or insolvency of the other party, or (iv) upon a change of control of either party, subject to applicable notice periods.

Our reliance on Jabil reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. For example, we have experienced certain product quality issues and delays in delivery of our products to our end-user customers in the second and third quarters of 2013, and such delays may continue to occur in the future. If we fail to manage our relationship with Jabil effectively, or if Jabil experiences delays, disruptions, capacity constraints or quality control problems in their operations, our ability to ship products to our end-user customers could be impaired and our competitive position and reputation could be harmed. In addition, any adverse change in Jabil’s financial or business condition could disrupt our ability to supply quality products to our end-user customers. If we are required to change our contract manufacturer or assume internal manufacturing operations, we may lose revenue, incur increased costs and damage our customer relationships. In addition, qualifying a new contract manufacturer and commencing production can be an expensive and lengthy process. If we do not effectively manage the transition of our manufacturing to Jabil, if we experience increased demand that Jabil is unable to fulfill, or if Jabil is unable to provide us with adequate supplies of high-quality products for any other reason, we could experience a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected.

We rely on the availability of licenses to third-party software and other intellectual property.

Many of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. Also, it will be necessary in the future to renew licenses, expand the scope of existing licenses or seek new licenses, relating to various aspects of these products and services, or otherwise relating to our business, which may result in increased license fees. There can be no assurance that the necessary licenses will be available on acceptable terms, if at all. In addition, a third party may assert that we or our end-user customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of products and services, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and services or otherwise in the conduct of our business. Any of these events could have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our products and services of software or other intellectual property licensed from third parties on a nonexclusive basis may limit our ability to differentiate our products from those of our competitors.

Furthermore, we have entered into a license and services agreement with Tall Maple Systems, Inc., or Tall Maple, pursuant to which we have been granted a perpetual, non-exclusive, worldwide license to certain software code of Tall Maple, which we integrate into the software component of our H Series products and which can be integrated into our other products and applications. In return, we agreed to pay Tall Maple a license fee. The agreement can only be terminated for cause upon written notice of a material breach and if the other party does not cure such breach within 30 days of such notice. If our agreement with Tall Maple is terminated as a result of a material breach by us that we do not timely cure, we may need to identify, license or develop equivalent software, and integrate such replacement software into the software component of our H Series products, which could impede our ability to sell our H Series products until equivalent software is identified, licensed or developed, and integrated. These delays, if they occur, could adversely affect our business, operating results and financial condition.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

The success of our business depends on our ability to protect and enforce our trade secrets, trademarks, copyrights, patents and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of June 29, 2013, we had 13 issued patents in the United States, but this number is relatively small in comparison to some of our competitors and potential competitors. Additionally, as of June 29, 2013, we had 24 pending U.S. patent applications and six corresponding Patent Cooperation Treaty patent applications, and may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention, or that we have the right to exclude others from practicing the claimed invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, financial condition and cash flows. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business and operating results.

Patent and other intellectual property disputes are common in the network infrastructure industry. Some companies in the network infrastructure industry, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our end-user customers or channel partners whom we typically indemnify against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. As the number of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

The patent portfolios of our most significant competitors and potential competitors are larger than ours. This disparity between our patent portfolio and the patent portfolios of our most significant competitors may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights.

An adverse outcome of a dispute may require us to pay substantial damages including treble damages if we are found to have willfully infringed a third party’s patents or copyrights; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and indemnify our partners and other third parties. Any damages or royalty obligations we may become subject to, and any third-party indemnity we may need to provide, as a result of an adverse outcome could harm our operating results. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of these events could seriously harm our business, financial condition and operating results.

Under the indemnification provisions of our standard sales contracts, we agree to defend our customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay judgments entered on such claims. Our exposure under these indemnification provisions is generally limited to the total amount paid by our customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. We have not incurred any material costs in the past as a result of such indemnification obligations, and have not accrued any liabilities related to such obligations in our consolidated financial statements.

In addition, we may, from time to time, be a party to other lawsuits in the normal course of our business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits is likely to be expensive and time consuming for us, and could divert our management’s attention from our business. An unfavorable resolution of any lawsuit could adversely affect our business, operating results or financial condition.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our software.

We use open source software in our products, and although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such an event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Adverse economic conditions or reduced information technology and network infrastructure spending may adversely impact our business and operating results.

Our business depends on the overall demand for information technology, network infrastructure and the market for network analysis, compliance and security tools. In addition, the purchase of our products and services is often discretionary and may involve a significant commitment of capital and other resources. Weak global economic conditions, or a reduction in information technology and network infrastructure spending even if economic conditions improve, could adversely impact our business, financial condition and operating results in a number of ways, including longer sales cycles, lower prices for our products and services, higher default rates among our distributors, reduced unit sales and lower or no growth. For example, the ongoing debt concerns in many countries in Europe have caused, and are likely to continue to cause, uncertainty and instability in local economies and in global financial markets, particularly if any future sovereign debt defaults or significant bank failures or defaults occur. Market uncertainty and instability in Europe could intensify or spread further, particularly if ongoing stabilization efforts prove insufficient. Concerns have been raised as to the financial, political and legal ineffectiveness of measures taken to date. Continuing or worsening economic instability in Europe and elsewhere could adversely impact spending for IT, network infrastructure and network analysis, compliance and security tools. Although we do not believe that our business and operating results have been adversely affected by the economic uncertainty in Europe through June 29, 2013, deterioration of economic conditions in Europe or elsewhere may harm our business and operating results in the future.

We depend on growth in markets relating to network security, management and analysis, and lack of growth or contraction in one or more of these markets could have a material adverse effect on our sales and financial condition.

Demand for our products is linked to, among other things, growth in the size and complexity of network infrastructures and the demand for networking technologies addressing the security, management and analysis of such infrastructures. If this demand declines, our sales, profitability and financial condition would be materially adversely affected. Segments of the network infrastructure industry have in the past experienced significant economic downturns. The occurrence of any of these factors in the markets relating to network security, management and analysis could materially adversely affect our sales, profitability and financial condition. Furthermore, these markets are dynamic and evolving. Our future financial performance will depend in large part on continued growth in the number of organizations investing in their network infrastructure and the amount they commit to such investments. The market for network infrastructure may not continue to grow at historic rates, or at all. If this market fails to grow, or grows more slowly than we currently anticipate, our sales and profitability could be adversely affected.

The market for cloud-based and cloud-focused solutions is at a relatively early stage of development, and if it does not develop or develops more slowly than we expect, our business could be harmed.

The market for cloud-based solutions is at an early stage relative to physical appliances and on-premise solutions, and these types of deployments may not achieve or sustain high levels of demand and market acceptance. We recently introduced our first offering for virtualized and cloud-based applications, GigaVUE-VM, and expect to increase sales of GigaVUE-VM and expand the range of our cloud-focused offerings in the future. Many factors may affect the market acceptance of cloud-based and cloud-focused solutions, including:

•	perceived security capabilities and reliability;

•	perceived concerns about the ability to scale operations for large enterprise customers;

•	concerns with entrusting a third party to store and manage critical data; and

•	the level of configurability or customizability of the solutions.

If organizations do not establish a presence in the cloud or do not perceive the benefits of our cloud-focused solutions, or if our competitors or new market entrants are able to develop cloud-focused solutions that are or are perceived to be more effective than ours, this portion of our business may not grow further or may develop more slowly than we expect, either of which would adversely affect our business and operating results.

The average selling price of our products has decreased from time to time, and may decrease in the future, which may negatively impact gross profits.

From time to time, the average selling price of our products has decreased. In the future, it is possible that the average selling prices of our products will decrease in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Such pricing pressures may also be dependent upon the mix of products sold, the mix of revenue between products and services and the degree to which products and services are bundled and sold together for a package price. Therefore, in order to maintain our profitability, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so would cause our revenue and gross profits to decline, which would harm our business and operating results. In addition, we may experience substantial period-to-period fluctuations in future operating results in the event we experience an erosion of our average selling prices.

Managing inventory of our products and product components is complex. Insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Our channel partners may increase orders during periods of product shortages, cancel orders if their inventory is too high, return product or take advantage of price protection (if any) or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them and in response to seasonal fluctuations in customer demand. Furthermore, if the time required to manufacture certain products or ship products increases for any reason, this could result in inventory shortfalls. In addition, for those channel partners that have rights of return, inventory held by such channel partners affects our operating results. Managing our inventory depends significantly on our ability to accurately forecast end-user customer demand for our products. Our inventory management and demand planning systems and related supply chain visibility tools may be inadequate to enable us to effectively manage inventory. Inventory management remains an area of focus as we balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. If we ultimately determine that we have excess inventory, we may have to reduce our prices and write-down inventory, which in turn could result in lower gross margins. Alternatively, insufficient inventory levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end-user customers turn to competitors’ products that are readily available. If we are unable to effectively manage our inventory and that of our distribution partners, our operating results could be adversely affected.

We rely on revenue from support services which may decline, and because we recognize revenue from support services over the term of the relevant service period, downturns or upturns in sales of support services are not immediately reflected in full in our operating results.

Although our services revenue has historically accounted for a small percentage of our total revenue, it may become a more meaningful part of revenue over time. Sales of new or renewal services contracts may decline and fluctuate as a result of a number of factors, including end-user customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our end-user customers’ spending levels. If our sales of new or renewal services contracts decline, our revenue and revenue growth may decline and our business will suffer. In addition, we recognize services revenue over the term of the relevant service period, which is typically twelve months. As a result, some of the revenue we report each quarter is the recognition of deferred revenue from services contracts entered into during previous quarters. Consequently, a decline in new or renewed service contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our services is not reflected in full in our operating results until future periods. Our services revenue also makes it difficult for us to rapidly increase our revenue through additional service sales in any period, as revenue from new and renewal service contracts must be recognized over the applicable service period. Furthermore, increases in the average term of services contracts would result in revenue for services contracts being recognized over longer periods of time.

Seasonality may cause fluctuations in our revenue and operating results.

We have experienced seasonality in our product revenue and operating results in the past, and we believe that we will continue to experience such seasonality in the future. The first quarter of each year is usually our lowest revenue quarter during the year and product revenue typically declines sequentially from the prior fourth quarter. We believe that this results from the procurement, budgeting and deployment cycles of many of our end-user customers. We generally expect an increase in sales in the second half of each year as budgets of our end-user customers for annual capital purchases are being fully utilized. We expect that seasonality will continue to affect our revenue and operating results in the future.

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results will be negatively affected.

We have experienced rapid growth over the last several years, which has placed a strain on our management, administrative, operational and financial infrastructure. In addition, some of the members of our current management team have only been working together for a short period of time. We also anticipate that additional investments in key channel partnerships and direct-sales personnel, as well as infrastructure and research and development spending, will be required to:

•	scale our operations and increase productivity;

•	address the needs of our end-user customers;

•	further develop and enhance our products and services;

•	develop new technology; and

•	expend our markets and opportunity under management, including into new industry verticals and geographic areas.

Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting processes and procedures, and implement more extensive and integrated financial and business information systems. These additional investments will increase our operating costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. Moreover, if we fail to scale our operations successfully, our business and operating results could be materially and adversely affected.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In addition, some of the members of our current management team have only been working together for a short period of time. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results.

If we are unable to hire, retain and motivate qualified personnel, our business would suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and operating results. None of our key employees has an employment agreement for a specific term, and any of our employees may terminate their employment at any time. Our ability to continue to attract and retain highly skilled personnel will be critical to our future success. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, the location in which we have a substantial presence and need for highly-skilled personnel. In addition, a large portion of our employee base is substantially vested in significant stock option grants and restricted stock unit awards, or have received payments from the settlement of performance units following our initial public offering, or IPO. The receipt of shares of common stock upon the exercise of options or the settlement of restricted stock units and the ability to sell their stock on the public market may lead to a larger than normal turnover rate. We intend to issue stock options and restricted stock units as a key component of our overall compensation and employee attraction and retention efforts. In addition, we are required under U.S. generally accepted accounting principles, or GAAP, to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs, which may negatively impact our operating results and may increase the pressure to limit stock-based compensation. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Our long-term success depends, in part, on our ability to expand the sales of our products to end-user customers located outside of the United States, and therefore our business will be susceptible to risks associated with international operations.

While we currently maintain limited operations outside of the United States, we intend to expand these operations in the future. We have limited experience operating in foreign jurisdictions. Our inexperience in operating our business outside of the United States increases the risk that any international expansion efforts we may undertake will not be successful. In addition, conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	exposure to foreign currency exchange rate risk;

•	difficulties in managing and staffing international operations;

•	the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	potentially adverse tax consequences;

•	the burdens of complying with a wide variety of foreign laws, including trade barriers, and different legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our business, operating results and financial condition.

We are dependent on various IT systems, and failures of or interruptions to those systems could harm our business.

Many of our business processes depend upon our IT systems, the systems and processes of third parties and on interfaces with the systems of third parties. For example, we rely on Salesforce.com, Inc. for our customer relationship management system. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This would harm our ability to ship products, and our financial results would likely be harmed.

In addition, reconfiguring our IT systems or other business processes in response to changing business needs may be time consuming and costly. To the extent this impacted our ability to react timely to specific market or business opportunities, our financial results would likely be harmed.

Failure to comply with laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Governmental regulations affecting the import or export of products could negatively affect our revenue.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenue. In addition, failure to comply with such regulations could result in penalties, costs and restrictions on export privileges, which would harm our operating results.

Due to the global nature of our business, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, or similar anti-bribery laws in other jurisdictions in which we operate, and various international trade and export laws.

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act 2010, or the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. In addition, U.S. based companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically stretches our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain and grow our business.

Our business strategy may, from time to time, include acquiring complementary products, technologies or businesses. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

An acquisition or investment may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. An acquisition could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill. These challenges related to acquisitions or investments could adversely affect our business, operating results and financial condition.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation expense, long-lived assets, excess and obsolete inventory write-downs, warranty reserves and accounting for income taxes including deferred tax assets and liabilities.

If we fail to comply with environmental requirements, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various environmental laws and regulations including laws governing the hazardous material content of our products and laws relating to the collection of and recycling of electrical and electronic equipment. Examples of these laws and regulations include the European Union, or EU, Restrictions of Hazardous Substances Directive, or RoHS, and the EU Waste Electrical and Electronic Equipment Directive, or WEEE, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The EU RoHS and the similar laws of other jurisdictions ban the use of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. We do not currently have the policies and procedures in place to ensure that the manufacturer of our physical appliances and major component part suppliers comply with the EU RoHS requirements. In addition, if there are changes to this or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products to use components compatible with these regulations. This reengineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions.

Our failure to comply with past, present and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions, which could harm our business and financial condition. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows and, although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business, operating results and financial condition.

If our end-user customers are not satisfied with our technical support or professional services, they may choose not to purchase our products and services or to renew service contracts, either of which would adversely impact our business and operating results.

Our business relies, in part, on our end-user customers’ satisfaction with the technical support and professional consulting services we provide to support our products. If we fail to provide technical support services that are responsive, satisfy our end-user customers’ expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew annual maintenance and support contracts and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could have a material and adverse effect on our business and operating results.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we are subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose, and report whether or not our products contain conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and may continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the Jumpstart our Business Startups Act, or the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will cease to be an “emerging growth company” upon the earliest of: (i) the end of fiscal year 2018, (ii) the beginning of our first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a public company, our business and financial condition has become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of our fiscal year 2014. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We are required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our manufacturing vendors or logistics providers’ ability to perform services such as manufacturing products on a timely basis and assisting with shipments on a timely basis. In the event our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missing financial targets, such as revenue and shipment targets, for a particular quarter. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, end-user customers in that region may delay or forego purchases of our products, which may materially and adversely impact our operating results for a particular period. In addition, acts of terrorism could cause disruptions in our business or the business of our manufacturer, logistics providers, partners, end-user customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our manufacturer, logistics providers, partners or customers that impacts sales at the end of our quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be augmented if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of customer orders, or delays in the manufacture, deployment or shipment of our products, our business, financial condition and operating results would be adversely affected.

Risks Relating to Owning Our Common Stock and this Offering

Our actual operating results may differ significantly from our guidance.

From time to time, we have released, and may continue to release guidance in our quarterly earnings conference call, quarterly earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section in this prospectus could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Our share price has been and may continue to be volatile, and you could lose all or part of your investment.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. Since shares of our common stock were sold in our IPO in June 2013 at a price of $19.00 per share, the reported high and low sales prices of our common stock have ranged from $23.02 to $41.81 through October 18, 2013. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that may cause the market price of our common stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In addition, if the market for technology stocks, or the stock market in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business, and this could have a material adverse effect on our business, operating results and financial condition.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale lapse, the trading price of our common stock could decline. Based on 30,475,787 shares outstanding as of June 29, 2013, and after giving effect to the sale and issuance by us of 300,000 shares of our common stock in this offering and the issuance of 293,718 shares of our common stock to be acquired by certain selling stockholders through option exercises in order to sell shares in this offering, we will have 31,069,505 shares of common stock outstanding after this offering. Of these outstanding shares, all of the 7,762,500 shares of our common stock sold in our IPO and all of the 5,100,000 shares of our common stock sold in this offering (or 5,865,000 shares of common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in full) will be freely tradable, unless such shares are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act of 1933, as amended, or the Securities Act. All of our officers, directors, 5% stockholders and certain other holders of shares of our outstanding common stock or securities convertible into or exchangeable for shares of our common stock have agreed with the underwriters of our IPO, subject to certain exceptions, not to dispose of or hedge any of their common stock before December 8, 2013, except with the prior written consent of Goldman, Sachs & Co.

Additionally, our officers, directors and holders selling our common stock in this offering have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock for a period of 90 days after the date of this prospectus. Goldman, Sachs & Co. may, in its sole discretion, permit shares subject to this lock-up to be sold prior to its expiration. See the section titled “Shares Eligible for Future Sale — Lock-Up Agreements” for additional information.

Based on the number of shares outstanding as of June 29, 2013 and after giving effect to the sale of shares by the selling stockholders in connection with the completion of this offering, subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements, shares will be available for sale in the public market as follows:

•

12,862,500 shares sold in this offering and in our IPO (or 13,627,500 shares if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be immediately available for sale in the public market;

•

3,406,814 shares, which are not subject to the lock-up agreements entered into or to be entered into in connection with this offering by our officers, directors and stockholders selling shares of common stock in this offering, will be eligible for sale on December 8, 2013 in the public market upon the expiration of lock-up agreements entered into in connection with our IPO and market standoff agreements with us; and

•

the remaining 14,800,191 shares (or 14,035,191 shares if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be eligible for sale in the public market upon the expiration of the lock-up agreements entered into or to be entered into in connection with this offering by our officers, directors and stockholders selling shares of common stock in this offering, which will occur 90 days after the date of this prospectus.

In addition, we have filed a registration statement to register the 8,336,075 shares subject to options or restricted stock units that are currently outstanding or that are reserved for future issuance under our equity compensation plans. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See the section titled “Shares Eligible for Future Sale” for additional information.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts have only recently commenced research coverage of us. In the event securities or industry analysts who cover our company downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The concentration of ownership among our existing directors, executive officers and principal stockholders will provide them, collectively, with substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will own approximately 47% of the outstanding shares of our common stock after this offering (or approximately 45% of the outstanding shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full), based on the number of shares outstanding as of September 28, 2013 and after giving effect to the sale of shares by us and the selling stockholders in connection with this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have broad discretion in the use of the net proceeds that we receive in this offering.

We have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds that we receive in this offering for working capital and general corporate purposes, including expansion of our research and development and sales organizations, further development and expansion of our product offerings and possible acquisitions of, or investments in, businesses, technologies or other assets. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

We do not intend to pay dividends in the foreseeable future.

We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

We will continue to incur increased costs as a result of being a public company.

As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the SEC and the New York Stock Exchange require certain corporate governance practices by public companies. These rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly as well as make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, particularly to serve on our audit committee and compensation committee, or as executive officers.

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our results of operations and financial condition;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the impact of seasonality on our business;

•	our anticipated growth strategies;

•	maintaining and expanding our end-user customer base and our relationships with our channel partners;

•	our ability to anticipate market needs and develop new and enhanced products and services to meet those needs;

•	our reliance on sole source suppliers or limited source suppliers for some of the components and technologies used in our products;

•	our reliance on a single third-party manufacturer;

•	the evolution of technology affecting our products, services and markets;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	our liquidity and working capital requirements;

•	our use of the net proceeds from the sale of shares of our common stock by us in this offering;

•	our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

•	management compensation and the methodology for its determination;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, including reports from Gartner, Inc., the Enterprise Strategy Group, International Data Corporation, data from S&P Capital IQ and Total Telecom, or other publicly available information, while other information is based on our internal sources. While we are not aware of any misstatements regarding any third party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

The reports from Gartner described herein represent data, research opinions or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each of the Gartner reports described herein, “How Work Use Influences Personal Device Purchase Decisions,” dated March 13, 2013, by Meike Escherich, and “Building an Effective IT Risk and Information Security Presentation for Your Board of Directors,” dated June 19, 2012 by Paul E. Proctor, speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner reports are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be $9.5 million, based on the assumed public offering price of $36.08 per share, which is the last reported sale price of our common stock on the New York Stock Exchange on October 18, 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities and our investments and acquisitions. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “GIMO” since June 12, 2013. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	High	Low
Year Ending December 28, 2013:
Second Quarter (from June 12, 2013)	$28.75	$23.02
Third Quarter	$41.81	$26.40
Fourth Quarter (through October 18, 2013)	$39.46	$31.75

On October 18, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $36.08 per share. As of June 29, 2013, we had 40 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We intend to retain any future earnings and do not currently anticipate paying any cash dividends on our common stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, as well as our capitalization, as of June 29, 2013 as follows:

•	on an actual basis; and

•

on a pro forma basis, giving effect to (i) the receipt of $9.5 million in net proceeds from the sale and issuance by us of 300,000 shares of common stock in this offering, based on the assumed public offering price of $36.08 per share, which is the last reported sale price of our common stock on the New York Stock Exchange on October 18, 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) option exercises by certain selling stockholders, who will exercise options to purchase 293,718 shares of our common stock, with an aggregate exercise price of $1.3 million, in order to sell those shares in this offering.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 29, 2013
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$121,522	$132,235

Stockholders’ equity:
Preferred stock—$0.0001 par value; 20,000,000 shares authorized, no shares issued or outstanding, actual and pro forma	—	—
Common stock—$0.0001 par value; 1,000,000,000 shares authorized, 30,475,787 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 31,069,505 shares issued and outstanding, pro forma	3	3
Treasury stock—No par value; 8,109,848 shares authorized, actual and pro forma and 8,109,248 shares outstanding, actual and pro forma	(12,469)	(12,469)
Additional paid-in capital	119,153	129,866
Accumulated deficit	(8,536)	(8,536)

Total stockholders’ equity	98,151	108,864

Total capitalization	$98,151	$108,864

Each $1.00 increase or decrease in the assumed public offering price of $36.08 per share, which is the last reported sale price of our common stock on the New York Stock Exchange on October 18, 2013, would increase or decrease, as applicable, pro forma cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $0.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The number of shares of common stock that will be outstanding after this offering is based on 30,769,505 shares outstanding as of June 29, 2013, after giving effect to the issuance of 293,718 shares of common stock to be acquired by certain selling stockholders through option exercises in order to sell those shares in this offering, and excludes:

•

3,566,893 shares of common stock issuable upon the exercise of options to purchase common stock under our 2012 Unit Option Plan and 2013 Equity Incentive Plan that were outstanding as of June 29, 2013 (which does not include 293,718 shares of common stock to be sold in this offering by certain selling stockholders upon the exercise of options), with a weighted-average exercise price of $9.22 per share;

•

9,999 shares of common stock issuable upon the exercise of options to purchase common stock under our 2013 Equity Incentive Plan that were granted after June 29, 2013, with a weighted average exercise price of $37.18 per share;

•	677,440 shares of common stock issuable upon the vesting of restricted stock units under our 2012 Unit Option Plan and 2013 Equity Incentive Plan that were outstanding as of June 29, 2013;

•	141,900 shares of common stock issuable upon the vesting of restricted stock units under our 2013 Equity Incentive Plan that were granted after June 29, 2013;

•

3,204,899 additional shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, subject to increase on an annual basis and as a result of any equity awards that expire or terminate under our 2012 Unit Option Plan or shares issued pursuant to such plan that are forfeited to or repurchased by us; and

•	439,422 additional shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, subject to increase on an annual basis.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our historical selected consolidated financial data. We have derived the following selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated balance sheet data as of December 31, 2010 from our audited consolidated financial statements which are not included in this prospectus. We have derived the selected unaudited consolidated statement of operations data for the six months ended June 30, 2012 and June 29, 2013, and the selected unaudited consolidated balance sheet data as of June 29, 2013, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Effective January 1, 2013, we changed our reporting period from a calendar year ending on December 31 of each year to a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal year 2013 will be a 52-week fiscal year ending on December 28, 2013, and each quarter will be a 13-week quarter. The second quarter of fiscal 2013 ended on June 29, 2013.

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Product	$35,577	$51,308	$69,516	$27,106	$40,873
Services	10,909	16,797	27,199	12,063	17,349

Total revenue	46,486	68,105	96,715	39,169	58,222
Cost of revenue:
Product	6,122	12,528	18,039	7,451	11,822
Services	2,239	1,900	2,246	945	2,564

Total cost of revenue (1)	8,361	14,428	20,285	8,396	14,386

Gross profit	38,125	53,677	76,430	30,773	43,836

Operating expenses:
Research and development (1)	12,283	12,530	17,730	7,515	22,768
Sales and marketing (1)	12,522	19,358	39,359	17,335	38,535
General and administrative (1)	6,610	4,766	11,665	4,041	16,197

Total operating expenses	31,415	36,654	68,754	28,891	77,500

Income (loss) from operations	6,710	17,023	7,676	1,882	(33,664)
Interest income	9	4	64	6	3
Other expense, net	(7)	(16)	(70)	(33)	(25)

Income (loss) before provision for income taxes	6,712	17,011	7,670	1,855	(33,686)
Income tax (provision) benefit	(75)	(80)	(139)	(91)	24,542

Net income (loss)	6,637	16,931	7,531	1,764	(9,144)
Accretion of preferred units to redemption value and issuance costs	(1,834)	(2,078)	(2,236)	(1,097)	(1,088)
(Earnings) loss distributable to preferred unit holders	(1,350)	(4,741)	(1,690)	(213)	1,107

Net income (loss) attributable to common unit holders/stockholders	$3,453	$10,112	$3,605	$454	$(9,125)

Net income (loss) per unit/share attributable to common unit holders/stockholders:
Basic and Diluted (2)	$0.19	$0.58	$0.21	$0.03	$(0.50)

Weighted average shares used in computing net income (loss) per unit/share attributable to common unit holders/stockholders:
Basic (2)	17,862	17,300	17,300	17,300	18,284

Diluted (2)	17,862	17,300	17,303	17,300	18,284

(1)	The following table presents stock-based compensation expense included in each expense category:

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(in thousands)
Cost of revenue	$1,086	$—	$153	$2	$2,709
Research and development	4,692	8	542	32	6,378
Sales and marketing	2,377	2	893	86	5,692
General and administrative	2,212	2	2,011	516	3,511

Total stock-based compensation expense	$10,367	$12	$3,599	$636	$18,290

(2)	See Note 2 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net income (loss) per share of common stock.

.	December 31,			June 29,
	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,804	$13,102	$18,675	$121,522
Working capital (deficit)	(555)	183	647	83,528
Total assets	20,876	43,995	51,497	174,100
Redeemable convertible preferred units	24,030	26,108	28,344	—
Total (members’ deficit) stockholders’ equity	(25,731)	(27,809)	(30,045)	98,151

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

We have developed an innovative solution that delivers pervasive and dynamic intelligent visibility of traffic across networks. Our solution, which we refer to as our Traffic Visibility Fabric, consists of distributed network appliances that enable an advanced level of visibility, modification and control of network traffic. Our Fabric enables IT organizations to forward traffic from network and server infrastructure to management, analysis, compliance and security tools in a manner that is optimized for specific uses or functions.

In 2005, we introduced GigaVUE-MP, which offers powerful, intelligent traffic filtration and management capabilities. In 2007, we launched enhancements to these capabilities and introduced our broader Flow Mapping technology. In 2008, we began shipping a 10 Gigabit Fabric solution. In 2010, we introduced next generation packet inspection to enable improved Fabric performance. In addition, in 2011, we launched a 1 Terabit chassis Fabric solution, the GigaVUE H Series chassis, which was the first Terabit capacity Traffic Visibility Fabric appliance for high throughput environments. In 2012, we introduced GigaVUE-VM, a software-only version of our platform for virtualized and cloud-based applications, and GigaVUE-FM, our software-only management offering.

We generate product revenue primarily from sales of perpetual software licenses installed on physical appliances for our Traffic Visibility Fabric solutions to channel partners, including distributors and resellers, as well as directly to end-user customers. We market and sell our products through a hybrid sales model, which combines a high-touch sales organization and an overlay channel sales team that actively assists our extensive network of channel partners throughout the sales process. We also provide our channel partners with marketing assistance, technical training and support.

We generate services revenue primarily from the sale of maintenance and support services for our products. A one-year contract for our maintenance and support services is bundled with the initial contract to purchase our products. Following expiration of this one-year contract, our end-user customers typically purchase maintenance and support contracts that generally have one-year terms.

We have experienced significant growth since our inception in 2004. Our total revenue increased from $46.5 million in 2010 to $96.7 million in 2012, representing a compound annual growth rate, or CAGR, of 44%, and from $39.2 million during the six months ended June 30, 2012 to $58.2 million during the six months ended June 29, 2013, representing 49% growth. Our net income was $6.6 million, $16.9 million, $7.5 million and $1.8 million for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012, respectively, and our net loss was $9.1 million for the six months ended June 29, 2013. We have generated positive cash flows in each of the last seven years.

Opportunities, Challenges and Risks

The growth of our business and our future success are dependent upon many factors, including our ability to maintain our technology leadership, up-sell to our growing customer base, add new end-user customers, leverage our channel partners and participate in the continued growth in the network traffic visibility market. While these areas represent significant opportunities for us, they also represent notable challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Need for Continued Innovation.     We are a pioneer and leader in the market for intelligent traffic visibility solutions, and we believe we will benefit from the expected growth in this market. We principally rely on a single product family comprised of our GigaVUE, GigaSECURE, GigaSMART and GigaTAP products. If we fail to continue to innovate and diversify our product offerings, our market position, our gross margin and our revenue or revenue growth rate may decline. Accordingly, we expect to continue to invest heavily in research and development in order to expand the capabilities of our solution and to develop additional products.

Increasing Need for Network Traffic Visibility.    We believe that the impact of virtualization and cloud computing, mobility, big data and software-defined networking, or SDN, are combining to increase network complexity and potentially introduce new network vulnerabilities. The combination of these factors is creating new challenges for enterprises and service providers who are struggling to maintain or improve service delivery and limit network downtime, including growing traffic volumes, increasing security and compliance initiatives, proliferation of connected devices, the consumerization of IT and adoption of cloud-based IT. We expect that our Traffic Visibility Fabric will continue to replace traditional approaches to collecting and analyzing network traffic in order to improve the visibility and control of their networks. If we successfully execute our growth strategies, we expect to benefit from the anticipated increased spending in the market for traffic visibility fabric solutions. Our operating results will be substantially dependent on the pace of growth in this market, if any.

Up-Selling to Our Growing End-User Customer Base.    We expect that a substantial portion of our future sales will be follow-on sales to existing end-user customers. One of our sales strategies is to target new end-user customers with initial deployments of our solution so that they can experience the operational and economic benefits of our Fabric, thereby building internal support and demand to allow us to up-sell additional products and significant follow-on purchases. Our future growth will depend on our ability to sell additional products to our growing base of end-user customers.

Adding New End-User Customers.    We intend to target new end-user customers by continuing to invest in our sales force and extending the relationships with our channel partners. We also plan to increase the awareness of our technology leadership and the value proposition of our Traffic Visibility Fabric among potential end-user customers. Our business and operating results will depend on our ability to continually add new end-user customers.

Leveraging Channel Partners.    We expect to continue to derive the majority of our sales through our channel partners. Our channel partners will play a significant role in our growth as they develop new end-user customers and expand our sales to existing end-user customers. We plan to continue to invest in our network of channel partners to increase sales to existing end-user customers, empower them to reach new end-user customers, and provide services and support effectively. We believe that leveraging our channel partners could help us grow revenue more quickly and reduce our sales and support costs as a percentage of revenue.

Key Performance Indicators of Our Business

We monitor a variety of key performance indicators to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. These key performance indicators include the following:

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(dollars in thousands)
Key Performance Indicators:
Total revenue	$46,486	$68,105	$96,715	$39,169	$58,222
Gross margin	82%	79%	79%	79%	75%
Income (loss) from operations	$6,710	$17,023	$7,676	$1,882	$(33,664)
Deferred revenue	$11,121	$21,962	$30,820	$24,072	$36,301

Total revenue.    We monitor our total revenue to assess the acceptance of our products by our end-user customers and growth in the markets we serve. We discuss our total revenue further below under the sections titled “—Financial Overview” and “—Results of Operations.”

Gross margin.    We monitor our gross margin to assess the impact on our current and forecasted financial results from any changes to the pricing and mix of products we are selling to our end-user customers.

Income (loss) from operations.    We monitor our income (loss) from operations to assess how effectively we are conducting our operations as well as controlling our operating expenses, which are primarily driven by headcount. We discuss our operating expenses further below under the sections titled “—Financial Overview” and “—Results of Operations.”

Deferred revenue.    Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue. The majority of our deferred revenue balance consists of the unamortized portion of services revenue from maintenance and support contracts. We also defer revenue, and the related costs of product revenue, on sales of products to a distributor who stocks inventory until that distributor reports to us that it has sold the product to an end-user customer. We monitor our deferred revenue balance because it represents a significant portion of the revenue that we will recognize in future periods. We assess the change in our deferred revenue balance which, taken together with revenue, is an indication of sales activity in a given period.

Initial Public Offering

On June 17, 2013, we completed our IPO, in which we issued and sold 5,512,500 shares of common stock, inclusive of the 1,012,500 shares of common stock sold in connection with the full exercise of the overallotment option of shares granted to the underwriters, at a public offering price of $19.00 per share. In addition, our selling stockholders sold 2,250,000 shares of common stock at a public offering price of $19.00 per share. We did not receive any proceeds from the sales of shares by the selling stockholders. The net proceeds to us from the IPO were $93.4 million, net of underwriting discounts and commissions and offering expenses payable by us.

Financial Overview

Revenue

We generate revenue from the sale of products and related services, including maintenance and support. Our revenue is comprised of the following:

Product revenue.    We generate product revenue primarily from sales of perpetual software licenses installed on physical appliances for our Traffic Visibility Fabric solutions. We generally recognize product revenue at the time of product delivery, provided all other revenue recognition criteria have been met. As a percentage of total revenue, we expect our product revenue to vary from quarter-to-quarter based on, among other things, the timing of orders and delivery of products, seasonal and cyclical factors discussed under the section titled “—Quarterly Results of Operations.” We expect our product revenue to increase in absolute dollars as we continue to add new channel partners and end-user customers, expand the volume of shipments to our current end-user customers and introduce new products.

Services revenue.    We generate service revenue from sales of maintenance and support contracts, which are bundled with sales of products, and from subsequent renewals of those contracts. We offer tiered maintenance and support services under our renewable, fee-based maintenance and support contracts, which includes technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. We recognize services revenue ratably over the duration of the contract, which is typically one year and can be up to five years; as a result, the impact on services revenue will lag any shift in product revenue because product revenue is recognized when a product is sold and revenue criteria are satisfied, whereas services revenue is recognized ratably over the contract term. We expect our services revenue to increase in absolute dollars as we increase our installed base by selling more products and adding more end-user customers.

We have experienced seasonality in the sale of our products and services. The first quarter of each year is usually our lowest revenue quarter during the year and product revenue typically declines sequentially from the prior fourth quarter. We generally expect an increase in sales in the second half of the year, primarily due to the buying habits of many of our end-user customers as budgets for annual capital purchases are being fully utilized.

Cost of revenue

Our cost of revenue is comprised of the following:

Cost of product revenue.    Cost of product revenue is comprised primarily of the costs associated with manufacturing our products, including third-party hardware manufacturing costs, as well as personnel costs for salary, benefits, bonuses and stock-based compensation expense, shipping costs, allocated costs of facilities and information technology, and warranty costs and other related expenses. We expect cost of product revenue to increase in absolute dollars in connection with the anticipated increase in product revenue.

Cost of services revenue.    Cost of services revenue is comprised primarily of personnel costs for salary, benefits, bonuses and stock-based compensation expense related to our customer support organization, as well as allocated costs of facilities and information technology. We expect cost of services revenue to increase in absolute dollars in connection with the anticipated increase in services revenue.

Gross profit and gross margin

Gross profit has been and will continue to be affected by a variety of factors including shipment volumes, changes in the mix of products and services sold, new product introductions and upgrades to existing products, changes in customer mix, changes in pricing, the extent of customer rebates and incentive programs and changes in our product costs including any excess inventory write-offs. We expect our gross margin to fluctuate over time depending on a variety of factors, including those described above, and may decrease over the longer-term in the event that we experience additional competitive pricing pressure.

Operating expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel costs comprise a significant component of our operating expenses, and consist of salary, benefits, bonuses and stock-based compensation expense; and with respect to our sales organization, personnel costs also include sales commissions. From January 1, 2010 through June 29, 2013, we increased headcount attributable to our operating expenses from 32 to 304. We expect to continue to hire new employees, although at a slower rate, to support our anticipated growth, particularly with respect to an anticipated increase in research and development headcount for the remainder of fiscal 2013. We expect operating expenses to increase in absolute dollars as we continue to grow, and that our operating margin may decline in the near term as we continue to invest for future growth.

Research and development.    Our research and development efforts are focused on new product development and on developing additional functionality for our existing products. Research and development expenses consist primarily of personnel costs, and to a lesser extent, prototype materials, allocated costs of facilities and information technology and product certification. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to develop new products and enhance our existing products.

Sales and marketing.    Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, as well as travel expenses, trade shows, marketing and promotional activities, and allocated costs of facilities and information technology. We sell our products through our global sales organization, which is divided into three geographic regions: North America, Europe and Asia Pacific. We expect our sales and marketing expenses to increase in absolute dollars as we expand our sales and marketing efforts domestically and internationally to help drive increased revenue.

General and administrative.    General and administrative expenses consist of personnel costs and allocated costs of facilities and information technology related to our executive, finance, human resources and legal functions, as well as professional services costs. Professional services costs consist primarily of outside legal and accounting services. We have incurred, and expect to continue to incur, additional expenses as a result of operating as a public company, including costs to maintain compliance with the rules and regulations applicable to companies listed on a national securities exchange and costs related to reporting obligations.

Interest income and other expense, net

Interest income consists primarily of income earned on our invested cash balances. We expect interest income to increase modestly depending on our average invested balances during the period and market interest rates.

Other expense, net consists primarily of foreign currency exchange losses related to transactions denominated in currencies other than the U.S. dollar, which have not been material to date.

Provision for income taxes

Prior to May 31, 2013, we conducted our U.S. operations through Gigamon LLC, a pass through entity for tax purposes that filed its income tax return as a partnership for federal and state income tax purposes. As a result, prior to May 31, 2013, we were not subject to U.S. federal or state income taxes as our taxable income was reported by our individual members.

On May 31, 2013, we converted from a Delaware limited liability company (a pass through entity for tax purposes) to a Delaware corporation. Accordingly, following such conversion, we elected to be treated as a corporation under Subchapter C of Chapter 1 of the United States Internal Revenue Code, as amended, or the Code, and, therefore, are subject to both federal and state income taxes. As a result of this tax election, we recorded a one-time non-cash tax benefit of $14.8 million, in the six months ended June 29, 2013, for the deferred tax asset amount recorded upon our change in entity status from a Delaware limited liability company to a Delaware corporation.

We are also subject to state taxes in certain states that may assess capital taxes or taxes based on gross receipts. We also have a subsidiary in a foreign jurisdiction, which is subject to local income taxes.

Stock-based compensation expense and other compensation charges

Prior to the formation of our company in 2009, our majority stockholder prior to the LLC Conversion, Gigamon Systems LLC, issued options to purchase its common units to some of its employees. As these employees became our employees upon the contribution of all of the assets and liabilities of Gigamon Systems LLC to us in January 2009, we assumed all of the necessary tax obligations and recorded a relatively small stock-based compensation expense related to these options in our consolidated statement of operations and comprehensive income (loss). Between January 1, 2009 and December 31, 2011, instead of granting stock options to our employees, we granted performance units, under our 2009 Performance Unit Plan to our employees. These performance units vested and were satisfied by us with a cash payment to the holders of performance units in connection with the completion of our IPO. Accordingly, the grant of performance units did not result in stock-based compensation expense or compensation charges in any period prior to the completion of our IPO, but, upon the completion of our IPO, we recorded cash-based compensation expenses and related payroll taxes of $20.4 million for our performance units, and accrued the liability as cost of revenue and operating expenses in the six months ended June 29, 2013. The compensation expense related to these performance units was recorded in the second quarter of 2013, with related payments made in the third quarter of 2013.

Notwithstanding the fact that, prior to April 2012, we did not grant stock options to our employees, our consolidated statement of operations and comprehensive income (loss) for 2010 reflects a stock-based compensation expense of $10.3 million related to the repurchase of shares of common stock from Gigamon Systems LLC, and the related repurchase by Gigamon Systems LLC of its membership interests from certain of our employees. In January 2010, we repurchased 8,109,848 shares of our common stock from Gigamon Systems LLC at a purchase price of $2.81 per share. Gigamon Systems LLC then used the proceeds from this transaction to repurchase common units from its equity holders, who, with the exception of one investor, were employees of our company. The January 2010 repurchase of shares of common stock held by Gigamon Systems LLC, and the repurchase by Gigamon Systems LLC of its common units is referred to in this prospectus as the “Repurchase.” Because the price paid by us for shares of common stock held by Gigamon Systems LLC, and the price paid by Gigamon Systems LLC for common units held by its equity holders, exceeded the fair value of one share of our common stock, and one common unit of Gigamon Systems LLC, respectively, the amount paid in excess of estimated fair value was accounted for as compensation expense. As a result, we recorded stock-based compensation expense, which is included in our 2010 consolidated statement of operations and comprehensive income (loss).

We began granting stock options in April 2012 and began granting restricted stock units, or RSUs, in August 2012. For the six months ended June 30, 2012 and the three months ended March 30, 2013, we did not record any stock-based compensation expense associated with stock options and RSUs that were subject to the completion of an IPO, or the IPO Awards. In the six months ended June 29, 2013, we recorded stock-based compensation expense of $5.5 million, net of estimated forfeitures, related to the IPO Awards. Upon the completion of our IPO, we began offering eligible employees the opportunity to purchase shares under our 2013 Employee Stock Purchase Plan. Total stock-based compensation expense, net of estimated forfeitures, in the six months ended June 29, 2013, was $18.3 million. As of June 29, 2013, unrecognized stock-based compensation expense, net of estimated forfeitures, was $33.0 million.

Change in Reporting Calendar

Effective January 1, 2013, we changed our reporting period from a calendar year ending on December 31 of each year to a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal year 2013 will be a 52-week fiscal year ending on December 28, 2013, and each quarter will be a 13-week quarter. The second quarter of fiscal 2013 ended on June 29, 2013.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
Product	$35,577	$51,308	$69,516	$27,106	$40,873
Services	10,909	16,797	27,199	12,063	17,349

Total revenue	46,486	68,105	96,715	39,169	58,222

Cost of revenue:
Product	6,122	12,528	18,039	7,451	11,822
Services	2,239	1,900	2,246	945	2,564

Total cost of revenue	8,361	14,428	20,285	8,396	14,386

Gross profit	38,125	53,677	76,430	30,773	43,836

Operating expenses:
Research and development	12,283	12,530	17,730	7,515	22,768
Sales and marketing	12,522	19,358	39,359	17,335	38,535
General and administrative	6,610	4,766	11,665	4,041	16,197

Total operating expenses	31,415	36,654	68,754	28,891	77,500

Income (loss) from operations	6,710	17,023	7,676	1,882	(33,664)
Interest income	9	4	64	6	3
Other expense, net	(7)	(16)	(70)	(33)	(25)

Income (loss) before provision for income taxes	6,712	17,011	7,670	1,855	(33,686)
Income tax (provision) benefit	(75)	(80)	(139)	(91)	24,542

Net income (loss)	$6,637	$16,931	$7,531	1,764	(9,144)

Net income (loss) includes stock-based compensation expense allocated as follows:
Cost of revenue	$1,086	$—	$153	$2	$2,709
Research and development	4,692	8	542	32	6,378
Sales and marketing	2,377	2	893	86	5,692
General and administrative	2,212	2	2,011	516	3,511

Total stock-based compensation expense	$10,367	$12	$3,599	$636	$18,290

Percentage of Total Revenue:
Revenue:
Product	77%	75%	72%	69%	70%
Services	23	25	28	31	30

Total revenue:	100	100	100	100	100
Cost of revenue	18	21	21	21	25

Gross margin	82	79	79	79	75

Operating expenses:
Research and development	27	18	18	19	39
Sales and marketing	27	29	41	45	66
General and administrative	14	7	12	10	28

Total operating expenses	68	54	71	74	133

Income (loss) from operations	14	25	8	5	(58)
Interest income	—	—	—	—	—
Other expense, net	—	—	—	—	—

Income (loss) before provision for income taxes	14	25	8	5	(58)
Income tax benefit	—	—	—	—	42

Net income (loss)	14%	25%	8%	5%	(16)%

Comparison of the Six Months ended June 29, 2013 and June 30, 2012

Revenue

	Six Months Ended
	June 30, 2012	June 29, 2013	Increase	% Increase
	(dollars in thousands)
Revenue:
Product	$27,106	$40,873	$13,767	51%
Services	12,063	17,349	5,286	44

Total revenue	$39,169	$58,222	$19,053	49%

Product revenue increased $13.8 million in the six months ended June 29, 2013 compared to the six months ended June 30, 2012, primarily due to the introduction of our new high-density products and to a lesser extent from the sales of our existing product portfolio. Revenue from our new high-density products for the six months ended June 29, 2013 increased to $17.2 million from $6.7 million in the six months ended June 30, 2012 due to an increase in volume of units sold. Additionally, revenue from our existing products increased by $3.3 million primarily due to an increase in the volume of units sold in the six months ended June 29, 2013, compared to the six months ended June 30, 2012.

Services revenue increased $5.3 million in the six months ended June 29, 2013 compared to the six months ended June 30, 2012, primarily due to the growth in our installed base at our existing end-user customers and also due to an increase in the total number of end-user customers under maintenance and support contracts, which was driven by higher sales of our products.

Cost of revenue and gross margin

	Six Months Ended		Increase	% Increase
	June 30, 2012	June 29, 2013
	(dollars in thousands)
Cost of revenue:
Product	$7,451	$11,822	$4,371	59%
Services	945	2,564	1,619	171

Total cost of revenue	$8,396	$14,386	$5,990	71%

Gross margin:
Product	73%	71%
Services	92%	85%
Total gross margin	79%	75%
Performance unit expense included in cost of revenue	$—	$353	$353	*
Stock-based compensation expense included in cost of revenue	$2	$2,709	$2,707	*

* Not meaningful

Total gross margin decreased to 75% in the six months ended June 29, 2013 from 79% in the six months ended June 30, 2012. This decrease in gross margin in the six months ended June 29, 2013 was primarily due to increases in stock-based compensation expense and expenses related to our performance units, partially offset by inventory write-downs.

Product gross margin decreased to 71% in the six months ended June 29, 2013 from 73% in the six months ended June 30, 2012, primarily due to an increase in cost of product revenue resulting from increases in stock-based compensation expense and expenses related to our performance units, partially offset by inventory write-downs.

Services gross margin decreased to 85% in the six months ended June 29, 2013 from 92% in the six months ended June 30, 2012, primarily due to an increase in cost of services revenue resulting from increases in stock-based compensation expense and expenses related to our performance units.

Operating expenses

	Six Months Ended		Increase	% Increase
	June 30, 2012	June 29, 2013
	(dollars in thousands)
Operating expenses:
Research and development	$7,515	$22,768	$15,253	203%
Sales and marketing	17,335	38,535	21,200	122
General and administrative	4,041	16,197	12,156	301

Total operating expenses	$28,891	$77,500	$48,609	168%

Performance unit expense included in:
Research and development	$—	$5,188	$5,188	*
Sales and marketing	—	7,991	7,991	*
General and administrative	—	6,839	6,839	*

Total performance unit expense	$—	$20,018	$20,018	*

Stock-based compensation expense included in:				*
Research and development	$32	$6,378	$6,346	*
Sales and marketing	86	5,692	5,606	*
General and administrative	516	3,511	2,995	*

Total stock-based compensation expense	$634	$15,581	$14,947	*

* Not meaningful

Research and development expenses increased $15.3 million in the six months ended June 29, 2013 compared to the six months ended June 30, 2012. The increase in research and development expenses was primarily due to increases in stock-based compensation expense of $6.3 million and expenses related to our performance units of $5.2 million. Net of the stock-based compensation expense and expenses related to our performance units, research and development expenses increased $3.8 million, primarily attributable to a $3.2 million increase in personnel costs primarily driven by increased headcount and a $0.4 million increase in depreciation expense.

Sales and marketing expenses increased $21.2 million in the six months ended June 29, 2013 compared to the six months ended June 30, 2012. The increase in sales and marketing expenses was primarily due to increases in expenses related to our performance units of $8.0 million and stock-based compensation expense of $5.6 million. Net of the increases in expenses related to our performance units and stock-based compensation expense, sales and marketing expenses increased $7.6 million, primarily attributable to a $6.0 million increase in personnel costs, primarily driven by increased headcount and additional commissions related to higher sales of our products and services, a $1.0 million increase in allocated costs of facilities and information technology and a $0.7 million increase in employee-related programs and professional services, partially offset by a $0.6 million decrease in promotional expenses.

General and administrative expenses increased $12.2 million in the six months ended June 29, 2013 compared to the six months ended June 30, 2012. The increase in general and administrative expenses was primarily due to increases in expenses related to our performance units of $6.8 million and stock-based compensation expense of $3.0 million. Net of the increases in expenses related to our performance units and stock-based compensation expense, general and administrative expenses increased $2.4 million, primarily attributable to an increase in personnel costs of $2.7 million primarily driven by increased headcount, a $0.8 million increase in professional services costs and a $0.3 million increase in employee-related programs, partially offset by a $1.6 million reduction of allocated costs of facilities and information technology as a larger portion of such costs was allocated to other departments based on headcount.

Comparison of the Years Ended December 31, 2011 and 2012

Revenue

	Year Ended December 31,		Increase	% Increase
	2011	2012
	(dollars in thousands)
Revenue:
Product	$51,308	$69,516	$18,208	35%
Services	16,797	27,199	10,402	62

Total revenue	$68,105	$96,715	$28,610	42%

Product revenue increased $18.2 million in 2012 compared to 2011 primarily due to the introduction of our H Series family of products and to a lesser extent from the sales of our existing product portfolio. Revenue from our new high-density products in 2012 increased to $21.1 million from $5.1 million in 2011. Additionally, revenue from our existing products increased by $2.2 million primarily due to an increase in the volume of units sold in 2012 compared to 2011.

Services revenue increased $10.4 million in 2012 compared to 2011, primarily due to an increase in the total number of end-user customers under maintenance and support contracts, which was driven by higher sales of our products.

Cost of revenue and gross margin

	Year Ended December 31,		Increase	% Increase
	2011	2012
	(dollars in thousands)
Cost of revenue:
Product	$12,528	$18,039	$5,511	44%
Services	1,900	2,246	346	18

Total cost of revenue	$14,428	$20,285	$5,857	41%

Gross margin:
Product	76%	74%
Services	89%	92%
Total gross margin	79%	79%
Stock-based compensation expense included in
Cost of revenue	—	$153	$153	*

* Not meaningful

Total gross margin remained consistent at 79% for 2012 and 2011. Product gross margin decreased to 74% in 2012 from 76% in 2011, primarily due to an increase in product sales from our distributors which decreased the product gross margin by four percentage points, partially offset by lower product costs which resulted in an increase of product gross margin by two percentage points.

Services gross margin increased to 92% in 2012 from 89% in 2011, primarily due to the utilization of our existing cost infrastructure to manage a higher number of maintenance and support contracts.

Operating expenses

	Year Ended December 31,		Increase	% Increase
	2011	2012
	(dollars in thousands)
Operating expenses:
Research and development	$12,530	$17,730	$5,200	42%
Sales and marketing	19,358	39,359	20,001	103
General and administrative	4,766	11,665	6,899	145

Total operating expenses	$36,654	$68,754	$32,100	88%

Stock-based compensation expense included in:
Research and development	$8	$542	$534	*
Sales and marketing	2	893	891	*
General and administrative	2	2,011	2,009	*

Total stock-based compensation expense	$12	$3,446	$3,434	*

* Not meaningful

Research and development expenses increased $5.2 million in 2012 compared to 2011. The increase in research and development expenses in 2012 compared to 2011 was primarily due to a $2.4 million increase in personnel costs primarily as a result of increased headcount and stock-based compensation, a $2.2 million increase in allocated costs primarily associated with the increase in headcount and a $0.3 million increase in depreciation expense.

Sales and marketing expenses increased $20.0 million in 2012 compared to 2011. The increase in sales and marketing expenses in 2012 compared to 2011 was primarily due to a $14.1 million increase in personnel costs, primarily as a result of increased headcount, an increase in stock-based compensation and additional commissions related to higher sales of our products and services, a $2.4 million increase in trade show, marketing and promotional activities, a $1.6 million increase in travel-related expenses, a $1.0 million increase in employee-related programs and a $0.4 million increase in allocated costs of facilities and information technology.

General and administrative expenses increased $6.9 million in 2012 compared to 2011. The increase in general and administrative expenses in 2012 compared to 2011 was primarily due to increases in personnel costs of $5.2 million resulting from increased headcount and stock-based compensation expense as well as a $2.6 million increase in professional services costs, partially offset by a reduction of allocated costs of facilities and information technology of $0.9 million primarily due to the higher allocation of such costs to our research and development and sales and marketing departments.

Comparison of the Years Ended December 31, 2010 and 2011

Revenue

	Year Ended December 31,		Increase	% Increase
	2011	2012
	(dollars in thousands)
Revenue:
Product	$35,577	$51,308	$15,731	44%
Services	10,909	16,797	5,888	54

Total revenue	$46,486	$68,105	$21,619	47%

Product revenue increased $15.7 million in 2011 compared to 2010. Product revenue increased in 2011 compared to 2010 primarily due to larger shipment volumes across our existing product portfolio and the introduction of a new high-density product, partially offset by a lower average selling price due to changes in our product mix.

Services revenue increased $5.9 million in 2011 compared to 2010. Services revenue increased in 2011 compared to 2010 primarily due to an increase in the total number of end-user customers under maintenance and support contracts, which was driven by higher sales of our products.

Cost of revenue and gross margin

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2011	2012
	(dollars in thousands)
Cost of revenue:
Product	$6,122	$12,528	$6,406	105%
Services	2,239	1,900	(339)	(15)

Total cost of revenue	$8,361	$14,428	$6,067	73%

Gross margin:
Product	83%	76%
Services	79%	89%
Total gross margin	82%	79%

Stock-based compensation expense included in
Cost of services revenue	$1,086	$—	$(1,086)	(100)%

Total gross margin decreased to 79% for 2011 from 82% in 2010 due to lower product gross margin. The decrease in product gross margin for 2011 to 76% from 83% in 2010 was primarily due to a $3.2 million excess inventory charge during 2011 that increased our cost of product revenue. The excess inventory charge in 2011 reduced our product gross margin by six percentage points.

The increase in the services gross margin for 2011 to 89% from 79% for 2010 was primarily due to a decrease of $1.1 million in stock-based compensation expense related to the Repurchase; partially offset by higher personnel costs of $0.5 million as we increased headcount to meet the support requirements of our larger installed base of end-user customers and increases in other related expenses of $0.3 million.

Operating expenses

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2011	2012
	(dollars in thousands)
Operating expenses:
Research and development	$12,283	$12,530	$247	2%
Sales and marketing	12,522	19,358	6,836	55
General and administrative	6,610	4,766	(1,844)	(28)

Total operating expenses	$31,415	$36,654	$5,239	17%

Stock-based compensation expense included in:
Research and development	$4,692	$8	$(4,684)	(100)%
Sales and marketing	2,377	2	(2,375)	(100)
General and administrative	2,212	2	(2,210)	(100)

Total stock-based compensation expense	$9,281	$12	$(9,269)	(100)%

Research and development expenses increased $0.2 million in 2011 compared to 2010. The increase in research and development expenses in absolute dollars for 2011 compared to 2010 reflects increases in personnel costs of $2.0 million primarily as a result of increased headcount, a $1.5 million increase in allocated costs of facilities as we experienced a full year of expenses associated with our move to our new corporate headquarters, a $0.9 million increase in prototype materials and a $0.3 million increase in product certification expenses. These increases were substantially offset by a decrease in stock-based compensation expense of $4.7 million in connection with the Repurchase in 2010 that did not recur in 2011.

Sales and marketing expenses increased $6.8 million in 2011 compared to 2010. The increase in sales and marketing expenses in absolute dollars for 2011 compared to 2010 was primarily due to a $6.2 million increase in personnel costs as a result of increased headcount, commissions and travel expenses, a $1.4 million increase in allocated costs of facilities as we experienced a full year of expenses associated with our move to our new corporate headquarters and a $1.1 million increase in tradeshow, marketing and promotional activities. These increases were partially offset by a reduction in stock-based compensation expense of $2.4 million in connection with the Repurchase in 2010 that did not recur in 2011.

General and administrative expenses decreased $1.8 million in 2011 compared to 2010. The decrease in general and administrative expenses for 2011 compared to 2010 was primarily due to a decrease in stock-based compensation expense of $2.2 million in connection with the Repurchase in 2010 that did not recur in 2011; partially offset by increases in personnel costs of $0.5 million primarily as a result of increased headcount.

Stock-based compensation expense for 2010 reflects a charge of $10.3 million, including $1.1 million included within cost of services revenue, related to the Repurchase.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the 10 quarters in the period ended June 29, 2013. The unaudited consolidated statement of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this unaudited consolidated statement of operations data in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept 30, 2011	Dec 31, 2011	March 31, 2012	June 30, 2012	Sept 30, 2012	Dec 31, 2012	March 30, 2013	June 29, 2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Product	$6,720	$11,573	$16,099	$16,916	$10,893	$16,213	$18,700	$23,710	$17,519	$23,354
Services	3,353	3,988	4,275	5,181	5,809	6,254	6,994	8,142	8,294	9,055

Total revenue	10,073	15,561	20,374	22,097	16,702	22,467	25,694	31,852	25,813	32,409

Cost of revenue:
Product	1,569	2,819	4,260	3,880	3,365	4,086	4,524	6,064	4,724	7,098
Services	306	432	523	639	492	453	557	744	653	1,911

Total cost of revenue	1,875	3,251	4,783	4,519	3,857	4,539	5,081	6,808	5,377	9,009

Gross profit	8,198	12,310	15,591	17,578	12,845	17,928	20,613	25,044	20,436	23,400

Research and development	2,103	2,920	3,253	4,254	3,945	3,570	4,809	5,406	5,671	17,097
Sales and marketing	3,543	4,091	5,406	6,318	8,223	9,112	9,963	12,061	12,421	26,114
General and administrative	893	1,167	1,286	1,420	1,306	2,735	3,720	3,904	3,509	12,688

Total operating expenses	6,539	8,178	9,945	11,992	13,474	15,417	18,492	21,371	21,601	55,899

Income (loss) from operations	1,659	4,132	5,646	5,586	(629)	2,511	2,121	3,673	(1,165)	(32,499)
Interest income	2	—	—	2	3	3	55	3	2	1
Other income (expense), net	(1)	16	(23)	(8)	(26)	(7)	(17)	(20)	(7)	(18)

Income (loss) before provision for income	1,660	4,148	5,623	5,580	(652)	2,507	2,159	3,656	(1,170)	(32,516)
Income tax (provision) benefit	—	(38)	(27)	(15)	(63)	(28)	(37)	(11)	(29)	24,571

Net income (loss)	$1,660	$4,110	$5,596	$5,565	$(715)	$2,479	$2,122	$3,645	$(1,199)	$(7,945)

The following table presents the unaudited consolidated statement of operations data as a percentage of total revenue:

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept 30, 2011	Dec 31, 2011	March 31, 2012	June 30, 2012	Sept 30, 2012	Dec 31, 2012	March 30, 2013	June 29, 2013
Revenue:
Product	67%	74%	79%	77%	65%	72%	73%	74%	68%	72%
Services	33	26	21	23	35	28	27	26	32	28

Total revenue	100	100	100	100	100	100	100	100	100	100

Total cost of revenue	19	21	23	20	23	20	20	21	21	28

Gross margin	81	79	77	80	77	80	80	79	79	72

Operating expenses:
Research and development	21	19	16	19	24	16	19	17	22	53
Sales and marketing	35	26	27	29	49	41	39	38	48	80
General and administrative	9	8	7	7	8	12	14	12	14	39

Total operating expenses	65	53	50	55	81	69	72	67	84	172

Income (loss) from operations	16	26	27	25	(4)	11	8	12	(5)	(100)
Interest income	—	—	—	—	—	—	—	—	—	—
Other income (expense), net	—	—	—	—	—	—	—	(1)	—	—

Income (loss) before provision for income taxes	16	26	27	25	(4)	11	8	11	(5)	(100)
Income tax benefit	—	—	—	—	—	—	—	—	—	75

Net income (loss)	16%	26%	27%	25%	(4)%	11%	8%	11%	(5)%	(25)%

Quarterly Trends

Revenue

Our total revenue increased sequentially in absolute dollars in all quarters presented, except for the first quarters of 2012 and 2013, as end-user customer demand for our products continued to increase. Over the quarters presented, we continued to sell products to new end-user customers and also increased sales to our existing installed base of end-user customers, which drove sequential increases in product revenue in all quarters presented except the first quarters of 2012 and 2013. Services revenue increased sequentially in all quarters presented as we expanded our installed base of end-user customers.

The first quarter of each year is usually our lowest revenue quarter during the year and product revenue typically declines sequentially from the prior fourth quarter. We believe that comparisons of our year-over-year quarterly revenue are more meaningful than comparisons of our sequential quarterly revenue due to seasonality in the sale of our products and services. We generally expect an increase in sales in the second half of the year, primarily due to the buying habits of many of our end-user customers as budgets for annual capital purchases are being fully utilized.

Gross Profit and Gross Margin

Our gross profit has generally increased quarter over quarter, except for the first quarters of 2012 and 2013 as a result of the impact of seasonality, and our gross margin has remained relatively consistent over the quarters presented. Fluctuations in gross margin are primarily the result of changes in volume of products and services sold, changes in the mix of products sold, new product introductions and any excess and obsolete inventory write-offs.

Operating Expenses

To support the growth of our business, we have continued to add employees across all functional areas, with the increase in headcount and the resulting increase in personnel costs as the primary contributing factor to the sequential increases in our operating expenses for the quarters presented. Headcount attributable to our operating expenses increased from 71 as of December 31, 2010 to 304 as of June 29, 2013.

Liquidity and Capital Resources

As of June 29, 2013, our principal sources of liquidity were our cash and cash equivalents of $121.5 million, the majority of which was held in the United States, and amounts available under our revolving line of credit with Silicon Valley Bank of up to $10.0 million, which expired on July 28, 2013. Our liquidity requirements are primarily to fund our working capital and operating expenses. As of June 29, 2013, we had no material commitments for capital expenditures.

On June 17, 2013, we completed our IPO, during which we issued and sold 5,512,500 shares of common stock, inclusive of the 1,012,500 shares of common stock sold in connection with the full exercise of the overallotment option of shares granted to the underwriters, at a public offering price of $19.00 per share. In addition, our selling stockholders sold 2,250,000 shares of common stock at a public offering price of $19.00 per share. We did not receive any proceeds from the sales of shares by the selling stockholders. The net proceeds to us from the IPO were $93.4 million, net of underwriting discounts and commissions and offering expenses payable by us. We used a portion of the net proceeds that we received from our IPO to satisfy our obligations to holders of vested performance units and related payroll taxes of $20.4 million. The compensation expense related to these performance units was recorded in the second quarter of 2013, with related payments made in the third quarter of 2013.

We intend to retain any future earnings to finance the operations and expansion of our business, and we do not currently anticipate paying any cash dividends on our common stock.

Our future capital requirements will depend on many factors, including our results of operations and the expansion of our research and development, sales and marketing and general and administrative functions. Based on our current operating plan, we believe our existing cash and cash equivalents, combined with cash generated from operations, will be sufficient to fund our working capital and operating expenses for at least the next 12 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity, or raise funds through debt financing or other sources. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
	(in thousands)
Cash provided by operating activities	$7,674	$21,617	$27,680	$14,882	$15,065
Cash used in investing activities	(832)	(2,124)	(2,006)	(1,240)	(2,200)
Cash (used in) provided by financing activities	(4,160)	(12,195)	(20,101)	(7,440)	89,982

Cash flows from operating activities

Our cash provided by operating activities is generated from sales of our products and sales of maintenance and support contracts. Our primary uses of cash from operating activities have been for personnel costs, product costs and expenses related to marketing and promotional activities. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and increased spending on personnel to meet our anticipated business growth.

For the six months ended June 29, 2013, our operating activities provided cash of $15.1 million primarily due to a $19.4 million increase in accrued and other liabilities attributable to the timing of payments, particularly the expenses related to our performance units and related payroll taxes of $20.4 million; an increase in deferred revenue of $5.5 million due to higher billings for products and services as a result of the increase in our installed base; a decrease in accounts receivable of $2.8 million resulting from timely collection of such accounts receivable, thus resulting in a reduction of our days sales outstanding, or DSO, to 50 days as of June 29, 2013 from 60 days as of December 31, 2012; and a decrease in inventory of $1.7 million due to higher inventory turnover in the six months ended June 29, 2013. These changes were partially offset by a net loss of $9.1 million and net non-cash benefits of $5.2 million. Net non-cash benefits mainly consisted of a deferred income tax benefit of $24.6 million and stock-based compensation expense of $18.3 million.

For the six months ended June 30, 2012, we generated cash from operating activities of $14.9 million. The cash provided during this period resulted from net income of $1.8 million, increased by non-cash charges of $2.6 million due to the write down of inventory, stock-based compensation and depreciation and amortization, and due to a decrease in accounts receivable of $4.8 million, an increase in accrued and other liabilities of $3.9 million primarily driven by an increase in employee related accruals and a $2.1 million increase in deferred revenue driven by higher billings for services as we increased our installed base. The reduction in accounts receivable during the period was due to a decrease in DSO of 47 days as of June 30, 2012. These changes were partially offset by a decrease in accounts payable of $1.3 million due to the timing of payments to vendors.

For the year ended December 31, 2012, our operating activities provided cash of $27.7 million primarily as a result of our net income of $7.5 million and non-cash charges due to the stock-based compensation, write down of inventory, and depreciation and amortization of $6.5 million, as well as due to a $3.0 million decrease of inventory due to higher inventory turnover in 2012; an increase of $8.9 million in deferred revenue due to higher billings for service as we increased the size of our installed base, an increase of accrued and other liabilities and accounts payable of $4.4 million primarily due to an increase in employee-related accruals and a decrease of $1.7 million in prepaid expenses and other current assets; partially offset by higher accounts receivable of $4.3 million due to higher sales offset by a decrease in our DSO to 60 days as of December 31, 2012 from 69 days as of December 31, 2011.

For the year ended December 31, 2011, operating activities provided cash of $21.6 million primarily as a result of our net income of $16.9 million and non-cash charges of $4.0 million for write down of inventory and depreciation and amortization, a $10.8 million increase in deferred revenue due to higher service business billings as we added new end-user customers and increased our installed base, and a $7.5 million increase in accrued and other liabilities and accounts payable primarily due to an accrual for non-cancelable future commitments related to excess inventories; partially offset by higher accounts receivable of $9.0 million due to higher sales and an increase in our days sales outstanding to 69 days from 49 days as compared to December 31, 2010, a $3.9 million increase in prepaid expenses and other current assets primarily due to an increase in employee receivables related to equity compensation agreements with certain employees in prior years, and a $4.8 million increase in inventory to support the growth in our product sales.

For the year ended December 31, 2010, operating activities provided cash of $7.7 million as a result of our net income of $6.6 million and a $3.7 million increase in deferred revenue due to higher service business billings as we added new end-user customers and increased our installed base; partially offset by a $3.3 million increase in inventory to support the growth in our product sales and a $1.3 million increase in accounts receivable as revenue increased year over year.

Cash flows from investing activities

For the six months ended June 29, 2013 and June 30, 2012, cash used in investing activities was $2.2 million and $1.2 million, respectively, and was for capital expenditures for property and equipment to support the growth of our business. For the years ended December 31, 2012, 2011 and 2010, cash used in investing activities, was $2.0 million, $2.1 million and $0.8 million, respectively, and was for capital expenditures for property and equipment to support the growth of our business.

Cash flows from financing activities

In the six months period ended June 29, 2013, we generated net cash proceeds of $97.1 million from our sale and issuance of common stock in our IPO, after adjusting for underwriting discounts and commissions of $7.3 million and related offering costs paid in the period. We incurred total offering costs of $4.0 million, of which $1.9 million was paid in 2012 and $1.8 million remained unpaid as of June 29, 2013. In the six months ended June 29, 2013 and June 30, 2012, we distributed $7.1 million and $7.4 million, respectively, to our members pursuant to the LLC agreement in effect prior to the LLC Conversion.

For the year ended December 31, 2012, cash used in financing activities was $20.1 million as a result of $18.2 million cash distributions to our stockholders and $1.9 million in costs paid in connection with the IPO.

For the year ended December 31, 2011, cash used in financing activities was $12.2 million as a result of distributions to our stockholders.

For the year ended December 31, 2010, cash used in financing activities was $4.2 million as a result of a $13.9 million cash distribution to our stockholders and a $12.5 million redemption of our common stock from our stockholders; partially offset by the net proceeds received from the issuance of $22.2 million of shares of preferred stock.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations (1)	$594	$893	$327	$—	$1,814
Purchase commitments (2)	5,882	—	—	—	5,882

Total	$6,476	$893	$327	$—	$7,696

(1)	Operating lease obligations represent our obligations to make payments under the lease agreements for our facilities and office equipment leases.
(2)	Purchase commitments primarily represent our obligations to purchase inventory and related components.

The following summarizes our contractual obligations as of June 29, 2013:

	Payments Due by Period
	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations(1)	$991	$848	$104	$—	$1,943
Purchase commitments(2)	8,850	—	—	—	8,850

Total	$9,841	$848	$104	$—	$10,793

(1)	Operating lease obligations represent our obligations to make payments under the lease agreements for our facilities and office equipment leases.
(2)	Purchase commitments primarily represent our obligations to purchase inventory and related components.

We have excluded from the tables above the commitment associated with a sublease agreement we executed in July 2013. The sublease has a lease term commencing on January 1, 2014 and terminating on March 31, 2018 with base rent obligations of approximately $10.7 million in the aggregate.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include risk related to interest rate and foreign currency exchange rate sensitivities.

Interest rate sensitivity

We had cash and cash equivalents of $18.7 million and $121.5 million as of December 31, 2012 and June 29, 2013, respectively. These amounts were held primarily in cash deposits and money market funds and are held for working capital purposes. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of the interest rates in the United States. Due to the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or our results of operations.

Foreign currency exchange rate sensitivity

The U.S. dollar is the functional currency for our subsidiary and our sales to international customers are denominated in U.S. dollars. Because the U.S. dollar is our functional currency, monetary accounts denominated in non-U.S. currencies, such as cash or payables to vendors, are remeasured to U.S. dollars and all gains and losses resulting from remeasurement are recorded in other income (expense), net in our consolidated statements of operations. Non-monetary assets and liabilities are translated at historical rates. To date, our operating costs have been denominated primarily in U.S. dollars, although we incur a limited amount of operating expenses in non-U.S. currencies such as British pounds, Euros and Hong Kong dollars. As a result, we have limited exposure to foreign currency exchange rates, and therefore we do not currently enter into foreign currency hedging transactions. If our international operations increase, our exposure to foreign currency exchange rate fluctuations may increase.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, operating expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows would be affected.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the accounting policies discussed below involve the greatest degree of judgment and complexity and have the most significant impact on our consolidated financial statements. Accordingly, these are the policies we believe are most critical to aid in understanding and evaluating our financial condition and results of operations.

Revenue recognition

We generate revenue from sales of traffic visibility solutions to resellers and directly to end-user customers, or product revenue, as well as sales of maintenance and support contracts and other billable services, or services revenue. Our solution consists of hardware and software components that function together to deliver the essential functionality of the solution. Revenue is reported net of rebates, discounts and any other sales incentives. We recognize revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed or determinable; and

•	collectability is reasonably assured.

We typically deliver products and services in a single transaction. The deliverables consist of traffic visibility products, maintenance and support and other billable services. Our typical arrangement includes a sale of one or multiple products that include first year maintenance and support as well as a standard warranty. Other arrangements typically consist of a sale of products bundled with additional maintenance and support or a renewal of maintenance and support contracts. Billable services are billed in advance or when service is provided and performed as requested by our end-user customers. Under maintenance and support contracts, services are provided as needed by end-user customers over the term of the contracts. As part of our standard offering, we include first year support and maintenance for no additional charge, which is accounted for as a separate deliverable. Revenue related to sales of products is recognized when title and risk of loss has transferred and all other revenue recognition criteria are met. Billable services revenue is recognized when services are rendered, and maintenance and support revenue is amortized on a straight-line basis over the service term.

For all transactions entered into prior to January 1, 2011, we allocated revenue to each element of multiple element arrangements based on each element’s fair value as determined by vendor specific objective evidence, or VSOE. VSOE of fair value of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software updates and product support services, by the renewal rate offered to the end-user customer. We deferred revenue for any undelivered elements and recognized revenue when the product was delivered or over the period during which the service was performed, in accordance with its revenue recognition policy for each element. If we could not objectively determine the fair value of any undelivered element included in the bundled arrangements, the revenue was deferred until all elements had been delivered and services had been performed or until the fair value could be objectively determined for any remaining undelivered elements. We used the residual method to allocate revenue in multiple element arrangements as we were able to establish VSOE for the fair value for the undelivered maintenance and support arrangements based on stated renewal rates.

Effective January 1, 2011, we adopted the new accounting guidance on whether multiple deliverables exist, how the arrangement should be separated, and how the consideration should be allocated. It also requires us to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence, or TPE, of the selling price. The guidance eliminates the use of the residual method, and instead, requires entities to allocate revenue using a relative standalone selling price and significantly expands the disclosure requirements for multiple deliverable revenue arrangements. In addition, the new guidance modifies the scope of software revenue recognition to remove tangible products from the scope of the software revenue guidance. Under the new guidance, tangible products containing both software and non-software components that function together to deliver the product’s essential functionality, are excluded from the scope of software revenue recognition guidance.

The new guidance provided updates on determining whether multiple units of accounting exist, how the arrangement should be separated, and how the consideration should be allocated. The amended guidance for multiple deliverable arrangements did not change the units of accounting for our revenue transactions. Also, there is no impact on timing of revenue recognized from each deliverable in multiple element arrangements. The new guidance established a hierarchy of evidence to determine the standalone selling price of a deliverable based on VSOE, TPE or best estimated selling price, or BESP.

The incremental revenue recorded in the year ended December 31, 2011 due to the adoption of the new guidance was $860,000. We are not able to reasonably estimate the effect of adopting this guidance on future periods as the impact will vary if we modify or develop new go-to-market strategies or pricing practices, which could impact VSOE and BESP, resulting in a different allocation of revenue to the deliverables in multiple element arrangements.

When we enter into arrangements to provide more than one product or service (multiple deliverables), these arrangements are evaluated to determine if the multiple elements consist of more than one unit of accounting and can be separated accordingly. Based on separation criteria under the applicable accounting guidance, deliverables in a multiple-element arrangement can be segregated into separate units of accounting if they have value to the end-user customer on a standalone basis. If deliverables can be separated into individual units of accounting, then the arrangement consideration is allocated among deliverables based on their relative selling price. Revenue from each deliverable is recognized when all requirements are met for that specific deliverable. If deliverables cannot be separated into separate units of accounting, then the arrangement will be accounted for as a single unit of accounting and revenue will be recognized when all requirements are met for all deliverables within the arrangement. We have established VSOE for maintenance and support contracts since the majority of selling prices fall within a narrow range when sold separately. For deliverables with no established VSOE, we established BESP to determine the standalone selling price for such deliverables. TPE is not used since this information is not widely available in the market. We have established a process for developing BESP, which incorporates historical selling prices, the effect of market conditions, gross margin objectives, pricing practices, as well as entity specific factors. We monitor and evaluate BESP on a regular basis to ensure that changes in circumstances are accounted for in a timely manner.

We also provide marketing assistance, technical training and support to our channel partners, and our policy is to account for any related cash payments to a channel partner as a reduction of the selling price of the products or services provided to such channel partner, or if we have evidence of fair value of the separable and identifiable benefit received, as a marketing expense.

Inventories

Our inventories are stated at the lower of cost or market value on a first-in, first-out basis. We record inventory write-downs for the valuation of inventory at the lower of cost or net realizable value by analyzing market conditions and estimates of future sales as compared to inventory balances. Net realizable value is based upon an estimated average market value reduced by estimated completion and selling costs.

We have established procedures to evaluate inventory balances for excess quantities and obsolescence by analyzing inventory on hand, historical sales levels, estimated future demand and other known factors, and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. Unanticipated changes in technology or customer demand could result in a decrease in demand for our products, which may require a write-down of inventory that could materially affect our results of operations. Write-downs, once established, are not reversed until the related inventory has been subsequently sold or disposed.

Warranty

Prior to February 2011, we provided a one year warranty on hardware. Beginning in February 2011, we provided a five year warranty on hardware. We accrue for potential warranty claims as a component of cost of product revenue based on historical experience and other data. Accrued warranty is recorded in accrued liabilities on our consolidated balance sheets and is reviewed periodically for adequacy. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin and results of operations could be adversely affected. To date, we have not incurred any significant costs associated with our warranty.

Stock-based compensation expense

In April 2012, we began granting our employees, consultants and directors options to purchase shares of our common stock under our 2012 Unit Option Plan, or stock options. In August 2012, we also began granting restricted stock units under our 2012 Unit Option Plan. We recognize expenses related to stock option and restricted stock unit grants based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value of stock option awards, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on the graded vesting method over the requisite service period, which is generally the vesting period of the respective awards. Stock-based compensation expense is classified in the statements of operations based on the functional area to which the related recipient belongs.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including:

•

Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. It is based on the “simplified method” for developing the estimate of the expected life of a “plain vanilla” stock option. Under this approach, the expected term is presumed to be the midpoint between the average vesting date and the end of the contractual term.

•	Risk-free interest rate. The risk-free interest rate for the period covering the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

•

Expected volatility. As there is no public market for our common stock prior to our IPO, we have limited information on the volatility of our common stock. The expected volatility is determined based on historical volatility of the common stock of a peer group of publicly traded companies. When making the selections of our industry peer companies to be used in the volatility calculation, we considered the size, operational and economic similarities to our principle business operations. The industry peer companies used to determine expected volatility were generally consistent with the peer group used for common stock valuations. However, the peer group used to determine expected volatility was made up of a smaller number of companies than those considered as part of the peer group for common stock valuation purposes primarily because certain of these companies were significantly larger than we are and therefore had a lower volatility.

•	Expected dividend. The expected dividend yield assumption is based on our future expected dividend payouts.

In addition to assumptions used in the Black-Scholes option-pricing model for stock option awards, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual and estimated forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our consolidated financial statements.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation expense on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

Stock-based awards granted prior to our initial public offering

Prior to the IPO, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. We believe that our board of directors had the relevant experience and expertise to determine a fair value of our shares of common stock on each respective grant date. In order to determine the fair value of our common stock underlying stock option and restricted stock unit grants that were made on or before April 30, 2013, our board of directors considered valuations of our stock prepared by an unrelated third-party valuation firm. Given the absence of a public trading market of our common stock prior to our IPO, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	current business conditions and projections;

•	trends in the technology industry;

•	hiring of key personnel and the experience of our management;

•

the value of companies we consider peers based on a number of factors, including, but not limited to, similarity to us with respect to industry, business model, stage of growth, geographic diversification, profitability, company size, financial risk or other factors;

•	likelihood of achieving a liquidity event, such as an IPO or a merger or acquisition of our company given prevailing market conditions;

•	illiquidity of stock-based awards involving securities in a private company;

•	industry information such as market size and growth; and

•	the U.S. and global capital market conditions.

To determine the fair value of our common stock for grants made on or before April 30, 2013, our board of directors determined the equity value of our company using a weighted combination of various methodologies, each of which can be categorized under either of the following two valuation approaches: the income approach and the market approach.

Income Approach. The income approach estimates the value of our company based on our expected future cash flows discounted to present value at a rate of return commensurate with the risks associated with the cash flows. Cash flows are estimated for future periods based on projected revenue and costs. These future cash flows are discounted to their present values using a risk adjusted discount rate. Because the cash flows are only projected over a limited number of years, it is also necessary under the income approach to compute a terminal value as of the last period for which discrete cash flows are projected. This terminal value capitalizes the future cash flows beyond the projection period and is determined by taking the projected revenue for the final year of the projection and applying a terminal exit multiple. This amount is then discounted to its present value using a discount rate to arrive at the present value of the terminal value. The discounted projected cash flows and terminal value are summed together to arrive at an indicated aggregate equity value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the cost of capital of our comparable industry peer companies as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. We derived the terminal exit multiple from an analysis of the revenue multiples of our comparable industry peer companies as of each valuation date. We then used the implied long-term growth rate of our company to assess the reasonableness of the selected terminal exit multiple.

Market Approach. The market approach incorporates various methodologies to estimate the equity value of a company: (i) the guideline public company method which utilizes market multiples of comparable companies that are publicly traded, (ii) the guideline merged and acquired company method which utilizes multiples achieved in comparable industry mergers and acquisition transactions, and (iii) the preliminary IPO method which measures the value of a company through the analysis of trailing and forward trading multiples of public companies which are then applied to the subject company to develop an indication of value. We selected comparable companies and transactions, on the basis of operational and economic similarity to our business at the time of the valuation.

Given our significant focus on investing in and growing our business, we primarily utilized the revenue multiple when performing our valuation assessment under the market approach which we believe is the most useful metric to use when estimating our value as compared to other companies.

In applying the market approach, we first obtained the stock price and market capitalization for each of our comparable industry peer companies. We then calculated an estimated enterprise value for each comparable industry peer company. Next, we obtained prior year results of operations as well as current year and next year revenue estimates for each of the companies from market or industry information and calculated revenue multiples for each year by dividing each company’s calculated enterprise value by their prior year revenue or forward estimates. The estimated revenue multiples for the comparable industry peer companies were adjusted based on the size of our company relative to the comparable industry peer companies and applied to our revenue estimates for one to two years to derive an indication of equity value.

For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecast took into account our past results and expected future financial performance. The discount rate is related generally to market required rates of return observed in the venture capital industry as well as the specific perceived risks of achieving the forecasted financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

We estimated the fair value of our shares of common stock using the probability-weighted expected return method, or PWERM, where we focused on two exit scenarios: an IPO scenario and a sale or merger, or M&A, scenario. Given our then current stage of development and the exit strategy of our investors, we made the determination that the probabilities of a dissolution or a stay-private scenario were nominal and no indication of common stock value under these two scenarios was explicitly considered.

The IPO scenario considers ranges of future equity values based on pricing multiples of comparable public companies and allocates value to our equity securities at the time of that future liquidity event, then discounts those future common stock values at an appropriate discount rate to the valuation date. To complete this analysis, we applied the guideline public company method of the market approach to value our common stock.

For the M&A scenario, the valuation involved a two-step process. First, a current enterprise value was determined based on the income approach and the market approach. When the market approach is applied in the M&A scenario, it utilizes both the guideline public company method and the guideline merged and acquired company method. Second, the equity value was allocated to the securities comprising our capital structure using the Option Pricing Method, or OPM, as described in the AICPA Practice Aid titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We also prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations of revenue from new and existing engagements. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital, which ranged from 22% to 25%.

During 2012, our stock-based compensation expense increased as we issued stock-based awards to attract and retain employees. In addition, as discussed below, we expect that stock-based compensation expense will increase in future periods.

We did not grant any stock options or restricted stock units during 2011. Starting in 2012, we granted stock options and restricted stock units periodically and assigned an exercise price to our stock options based upon the fair value of our common stock at the time of grant. In order to determine the fair value of our common stock underlying option grants and restricted stock units, our board of directors considered valuations of our stock prepared by an unrelated third-party valuation firm.

Stock-based awards granted subsequent to our initial public offering

For stock-based awards granted subsequent to our IPO, our board of directors determined the fair market value based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

As of June 29, 2013, we had $33.0 million of unrecognized stock-based compensation expense expected to be recognized, net of estimated forfeitures, over a weighted-average period of approximately 1.5 years. In future periods, we expect our stock-based compensation expense to increase in absolute dollars as a result of our existing stock-based compensation to be recognized in connection with the vesting of stock options and restricted stock units in connection with the completion of our IPO, and as we issue additional stock-based awards to attract and retain employees and other service providers.

Performance Unit Plan

In 2009, we adopted the 2009 Performance Unit Plan, or the 2009 Plan. The 2009 Plan was designed to motivate, reward and retain our key contributors such as certain employees, third–party consultants and members of our board of directors by providing a special incentive, or performance unit, that entitled the holder of a vested performance unit to a cash payment, based on the appreciation in our company’s value at the time of its sale or initial public offering. The distributable amount per performance unit in connection with our IPO was $18.85, which was equal to the IPO price of $19.00 per share less the $0.15 base price for each performance unit. Performance units vested upon the satisfaction of a service-based condition and, in some cases, an additional performance condition. Performance units granted under the 2009 Plan generally vested over a four-year period with 25% vesting on the first anniversary from the grant date and the remainder vesting ratably each month over the ensuing 36-month period, or, in the case of awards of performance units to our sales personnel, vesting is based upon the achievement of specified objectives of product bookings. A participant’s vested interest in their performance units became payable upon our IPO.

Under existing accounting pronouncements, expense associated with the performance units was not required to be reflected in the financial statements until our IPO was deemed probable. Accordingly, we only started to record compensation expense associated with the performance units upon the completion of our IPO.

We used a portion of the net proceeds that we received from our IPO to satisfy our obligations to holders of vested performance units and related payroll taxes of $20.4 million. The compensation expense related to these performance units was recorded in the second quarter of 2013, with related payments made in the third quarter of 2013.

Income Taxes

We are subject to U.S. federal income taxes as well as state taxes. In addition, we may be subject to taxes in a foreign jurisdiction where we operate.

Prior to the LLC Conversion in May 2013, we were a Delaware limited liability company that passed through income and losses to our members. As a result, we were not subject to any U.S. federal or state income taxes as our taxable income was reported by the individual members.

Effective as of the completion of the LLC Conversion, we account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carry forwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. We apply the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax liability as the largest amount that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Pronouncements

In February 2013, the FASB issued additional guidance regarding the presentation of comprehensive income. The new guidance requires an entity to present the effects on net income line items of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. An entity shall provide this information either on the face of the consolidated financial statements or in the notes to the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance effective January 1, 2013 did not have a material impact on our consolidated financial statements.

In March 2013, the FASB issued an accounting standard update requiring an entity to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when as a parent it either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. This accounting standard update will be effective prospectively for us beginning in the first quarter of fiscal 2014. The adoption of this accounting standard update will not have a material impact on our consolidated financial statements.

BUSINESS

Overview

We have developed an innovative solution that delivers pervasive and dynamic intelligent visibility of traffic across networks. Our solution, which we refer to as our Traffic Visibility Fabric, consists of distributed network appliances that enable an advanced level of visibility, modification and control of network traffic. Our Fabric enables IT organizations to forward traffic from network and server infrastructure to management, analysis, compliance and security tools in a manner that is optimized for specific uses or functions. Our patented Flow Mapping™ technology that identifies and directs incoming traffic to single or multiple tools based on user-defined rules that can be managed from a centralized management console. Our Fabric is designed to help organizations optimize the reliability, performance and security of their physical and virtual network infrastructure, minimize capital investment in management, analysis, compliance and security tools, reduce operating expenses and realize greater value from existing tools that are deployed throughout their networks.

Virtualization and cloud computing, mobility, big data and software-defined networking are reshaping the way enterprises and service providers operate and the way people communicate over IP networks in an increasingly connected world. As these forces combine to enable significant benefits to be realized from IT innovation, they also create major challenges in how enterprises and service providers design, operate and manage their networks. As a result, organizations increasingly require enhanced visibility and control of their networks through the efficient collection and analysis of network traffic flows without degrading network performance or reliability. These challenges have forced organizations to deploy a range of traditional approaches and related network hardware, which are costly and can often lead to increased operational complexity without delivering the intelligent filtering capabilities required in the management of network infrastructure. Our Fabric provides the pervasive and dynamic intelligent visibility and control over network traffic, including voice, video and data, that organizations need to successfully manage, analyze and secure their environments. We believe that the market opportunity for this type of solution is large, commensurate with the significant expenditures that enterprises and service providers have and will continue to make deploying network management, analysis, compliance and security tools and hardware.

Our Traffic Visibility Fabric is deployed by enterprises and service providers as a highly scalable infrastructure layer that operates “out of band,” or in parallel to, the production network that is supporting primary business activities, and facilitates the transmission of network traffic between the network infrastructure and one or more network management, analysis, compliance or security tools. Our Traffic Visibility Fabric is deployed through our GigaVUE family of products. GigaVUE products are both purpose-built physical appliances that are integrated with our proprietary software, and also an increasing breadth of software-only products. Our products enable our end-user customers to design Traffic Visibility Fabric architectures optimized for a range of scale and performance requirements from 1 Gigabit appliances to multi-Terabit chassis-based solutions. The majority of our GigaVUE products are modular and extensible, enabling our Fabric to be deployed on any size network and to scale as the network grows.

We were founded in 2004 with a vision of developing a new approach to providing visibility and control over monitored network traffic that would enable enterprises and service providers to significantly improve the performance, availability and value of the increasing breadth of tools designed to manage, analyze and secure networks. In 2005, we introduced our patented Flow Mapping technology in combination with the launch of our first product, the GigaVUE-MP. Since then we have continued to expand our product portfolio including adding the GigaVUE H Series chassis, the first Terabit scale Traffic Visibility Fabric for high-throughput environments, which we launched in 2011. We also recently introduced GigaVUE-VM, a software-only version of our platform for virtualized and cloud-based applications, and GigaVUE-FM, our software-only management offering.

We sell our products directly through our own sales force and indirectly through our channel partners. As of June 29, 2013, our end-user customers included 62 of the Fortune 100. Additionally, as of June 29, 2013, we had sold products to over 1,100 end-user customers across many vertical markets, including seven of the top ten U.S. retailers, seven of the top ten U.S. banks and diversified financial services companies, five of the top ten U.S. integrated and wireless telecommunication service providers, seven of the top ten U.S. managed healthcare providers, six of the top ten U.S. cable and satellite providers and four of the top ten global securities and commodities exchanges, based on market capitalization as set forth in independent industry data from S&P Capital IQ.

We have experienced significant growth since our inception in 2004. Our total revenue increased from $46.5 million in 2010 to $96.7 million in 2012, representing a compound annual growth rate, or CAGR, of 44%, and from $39.2 million during the six months ended June 30, 2012 to $58.2 million during the six months ended June 29, 2013, representing 49% growth. Our net income was $6.6 million, $16.9 million, $7.5 million and $1.8 million for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012, respectively, and our net loss was $9.1 million for the six months ended June 29, 2013. We have generated positive cash flows in each of the last seven years.

Industry Background

As IP communication networks have become increasingly critical to enterprises and service providers, these organizations continue to invest in network infrastructure that includes a variety of tools to manage, analyze and secure their networks. However, powerful forces are transforming the traditional ways that enterprises and service providers design, operate and manage their networks. These forces include:

•

Virtualization and Cloud Computing.    Organizations are rapidly adopting virtualization and cloud computing technologies that enable them to scale their infrastructure on demand, drive increasing resource utilization, consolidate physical infrastructure and potentially reduce costs. Applications and computing resources that were formerly stationary in a physical network environment can now move dynamically between servers or data centers, through automated requests or resource-balancing decisions in a virtualized model. Enterprises and service providers are seeking to enhance visibility and control over their network traffic as they manage the transition from static physical architectures to dynamic virtual environments.

•

Mobility.    The rapid increase in the reach and performance of mobile access networks – ranging from wireless local area networks to national cellular networks – has increased user expectations of high quality, “always on” and “anywhere” connectivity. Enterprises are looking for ways to improve the productivity of their increasingly mobile workforce by providing enhanced access to their network and workplace applications regardless of the physical location of their workers, while maintaining control over valuable corporate data in accordance with corporate policies. Service providers are seeking to balance increased access demands with the significant capital investment required to deliver their services, while also working to monetize new service offerings and improve the satisfaction and retention rates of their subscribers.

•

Big Data.    As enterprises and consumers increase their usage of data-rich systems and bandwidth intensive applications from multiple connected devices, the volume of network traffic continues to grow significantly. According to IDC, from 2005 to 2020, the volume of digital information will grow by a factor of 300, from 130 exabytes to 40,000 exabytes, or 40 trillion gigabytes. Organizations are increasingly challenged to scale their networks as they attempt to meet the demand of network traffic being generated, manipulated and stored. As a result, enterprises and service providers are seeking the capability to intelligently select and deliver traffic optimized for their management, analysis, compliance and security tools in order to improve the performance, efficiency and reliability of their networks.

•

Software-Defined Networking.    IT organizations are struggling to provide increased bandwidth and expand service offerings in the face of increasing pricing pressure. As a result, IT organizations are seeking to deploy network infrastructure that is more responsive and agile and is better aligned with the needs of the applications deployed in the network. An emerging technology, software-defined networking, or SDN, could significantly alter the way that networks are architected and implemented in order to address these challenges. SDN facilitates an elastic and nimble network infrastructure, but this dynamic SDN infrastructure can create numerous “blind spots” for management, analysis, compliance and security tools. In order to realize and maximize the potential benefits of SDN, IT organizations will require solutions that provide similar visibility for software-defined networks as in other existing network infrastructure.

Collectively, virtualization and cloud computing, mobility, big data and SDN are not only driving significant benefits from IT innovation but also creating and intensifying significant challenges in how organizations manage, analyze and secure their networks. These challenges include:

•

Increasing Volumes of Network Traffic.    As organizations experience significant growth in network traffic, and users demand access to more bandwidth intensive and latency-sensitive applications and services, enterprises and service providers are being forced to upgrade their networks to improve their competitiveness, performance, reliability and efficiency. Enterprises are upgrading their networks from 1 Gigabit to 10 Gigabit today with a move from 10 Gigabit to 40 Gigabit and 100 Gigabit on the horizon. At the same time, service providers are facing intense competitive pressure that drive capital investments to ensure their regional, national or global networking infrastructure can handle the volume and distribution of traffic required to deliver the services demanded by their subscribers. Existing management, analysis, compliance and security tools can become oversubscribed by large volumes of non-relevant network traffic, leading to dropped packets, the potential loss of critical information and associated management implications. In order for these tools to remain useful amid increasing data volumes on the production network, enterprises and service providers must find a way to intelligently select, sort and direct relevant traffic flows to the appropriate tools.

•

Security and Compliance.    Organizations and governments are increasingly focused on IT security threats as the frequency and severity of cyber attacks continue to rise. Hackers and malicious insiders have become more organized and motivated by everything from global conflict to individual financial gain, leading to the use of new advanced attack techniques for the theft of valuable data. Many large organizations have recently been the victims of highly publicized, sophisticated attacks that have resulted in costly data breaches and reputational harm. The regulatory landscape has continued to evolve for all enterprises with specific emphasis on various industries and service providers, specifically, to adhere to strict design, implementation, documentation, analysis, data protection, reporting standards and controls. As a result, organizations are investing greater resources and increasing their focus on security and compliance initiatives. Gartner predicts that by 2014, 80% of large enterprises will be required to report the state of their information security and IT risk posture to their boards of directors annually.

•

Proliferation of Connected Devices.    Mobile users are increasingly accessing networks from multiple devices, such as laptops, tablets and smart phones from both within and outside physical enterprise network perimeters through wireless networks. Enterprises and service providers are seeking new approaches to gain visibility into the traffic destined for different end-point devices as a first step to enable the optimization of service delivery depending upon the type of device and user activity. Understanding mobile device capabilities permits accurate profiling and tuning of traffic flows to optimize network efficiency in a variety of ways. For example, service providers can provide latency-sensitive or bandwidth-intensive applications, like video, transmission priority over latency-tolerant applications sharing the same communications path. As a result, enterprises and service providers must invest in enhancing their visibility and control over network traffic in order to improve the productivity and efficiency of their production networks.

•

Consumerization of IT.    Enterprise employees are increasingly accessing corporate networks and applications in ways that have diminished the IT organization’s control over the devices, applications and services interacting on the network. Employees adopting technology for personal use and extending that use to the enterprise is often referred to as the “consumerization of IT.” Gartner forecasts that by 2014, 90% of organizations will support corporate applications on personal devices. With less control over devices, applications, services and vendors, IT organizations need an alternative strategy to manage network operations, analyze performance and maintain the security and compliance of the network. In this evolving landscape, increased visibility and control of network traffic between applications and devices is becoming more critical for the IT organization to ensure the security, performance and reliability of their networks.

•

Adoption of Cloud-Based IT.    An increasing number of organizations are replacing traditional on-premise infrastructure, development platforms and applications with a variety of Software-as-a-Service, Platform-as-a-Service and Infrastructure-as-a-Service technologies in order to decrease the upfront cost and time associated with traditional implementations. With these types of cloud-based technologies, IT departments work to integrate their existing “internal” environment with the cloud infrastructure of third-party providers. These changes can amplify security or network reliability risks as corporate data is, in certain cases, being managed by third parties on increasingly dynamic network infrastructure. Although the IT organization may sanction these cloud-based technologies and applications, they must still actively manage and analyze the traffic flows across their networks for performance issues, access rights and potential data vulnerabilities.

Limitations of Traditional Approaches

The impact of virtualization and cloud computing, mobility, big data and SDN are combining to increase network complexity and potentially introduce new network vulnerabilities while creating new challenges for enterprises and service providers who are struggling to maintain or improve service delivery and limit network downtime. As a result, organizations are seeking to improve visibility and control of their networks through the intelligent collection, modification and analysis of traffic without adversely impacting network performance or reliability. The process of capturing and analyzing network traffic is, in itself, complex as it requires the extraction of the traffic, classification to determine appropriate priority of the traffic, and delivery to the relevant tool or tools for analysis. IT organizations have historically had access to, and utilized, a limited range of approaches to address these requirements, including:

•

Proliferation of Management, Analysis, Compliance and Security Tools.    IT organizations typically deploy management, analysis, compliance and security tools to ensure the performance, reliability and integrity of expanding network infrastructure. Examples of these tools include application and network performance management, customer experience management, data loss prevention, intrusion detection and prevention systems, security information and event management, firewalls, web security devices and data recording devices. As networks scale, IT organizations often respond by deploying multiple editions of the same tool or their proxies in an effort to provide comprehensive network coverage. However, this approach increases capital and operating expenses, infrastructure complexity and associated management challenges.

•

Repurposing Ethernet Switches.    Organizations can establish a separate network layer within their infrastructure using supplemental repurposed Ethernet switches to complement the core production network and deliver traffic to various tools. However, as Ethernet switches are not specifically designed to intelligently select and modify network traffic, configuring these switches can be very complex, maintaining them can be resource demanding and these configurations are fundamentally static in nature. Any change to the underlying network switching topology or the traffic flow across the network requires a series of additional and complex changes to be made to the configuration of these Ethernet switches. Furthermore, this approach does not offer the flexibility to easily or dynamically accommodate new tools, new applications, operator and user segregation and virtualized environments.

•

Duplicating Network Traffic via a Mirroring Port.    Organizations often utilize mirror ports that allow for duplication of a subset of network traffic traversing a particular Ethernet switch to be forwarded to specific tools. Although industry standard Ethernet switches typically include mirror ports, these ports are not designed to intelligently select specific traffic for capture, duplication or forwarding, and have limited capacity to handle high traffic volumes. Attempting to select traffic beyond basic levels of intelligence places additional burden on the processing resources of the switch itself resulting in either a degradation to the flow of production network traffic through the switch, failure of the mirror port to select and forward all the traffic, or both. As the process to modify the traffic selection criteria of a mirror port typically involves a reconfiguration of the production network, the change can only occur during scheduled maintenance windows. With the increased pressure to deliver enhanced service level agreements, and potentially maintain 99.999% uptime, maintenance windows are required to be short and infrequent (potentially monthly) leading to a notable delay before any configuration change can be executed.

•

Dividing Traffic Flows via Network TAPs.    An alternative to the mirror port is the network Test Access Point, or TAP, which is deployed directly in-line of the traffic flow in the production network, and is designed to create a replica of all network traffic passing that point. However, TAPs are primarily passive devices that have significant limitations in that they lack the intelligence to filter packets and instead oversubscribe analysis and management tools with superfluous packets. Furthermore, TAPs can introduce performance and reliability issues, with copper versions potentially impacting the network when power is lost, and fiber-optic versions causing signal degradation as light is deflected to create the traffic replica.

These traditional approaches fail to provide a comprehensive solution that enables enterprises and service providers to more effectively manage, analyze and secure their networks. In particular these traditional approaches:

•	provide limited visibility and control because they lack intelligent traffic filtration and centralized control over network traffic flows;

•	constrain tool flexibility to respond to changing network architectures including dynamic virtual environments;

•	delay the deployment of network upgrades in response to increased traffic demands as existing tools may not be able to scale to increased network throughput and performance requirements;

•	increase the cost and complexity of deploying and managing new and existing tools;

•	are limited in their ability to control access to specific network traffic; and

•	reduce reliability of management, analysis, compliance and security tools supporting the business processes running on the network.

Given the performance limitations, cost and complexity of traditional approaches, enterprises and service providers utilizing these alternatives struggle to scale and ensure the performance, reliability and integrity of their network infrastructure. Without the ability to scale with network growth and to filter specific packets, analyze packet contents, duplicate or modify traffic formations and intelligently direct individual packets to the relevant tools, these approaches fail to deliver a comprehensive solution that offers visibility into and control over monitored network traffic.

The following diagram shows a network that utilizes the various traditional approaches that fail to offer pervasive visibility and control over monitored network traffic.

Internet
DLP
Repurposed Ethernet Switch
Routers
DLP
Extensive TAP Deployment
NPM
DLP
Core Switches
Tool Proliferation
APM
APM
APM
Limited Intelligence Mirror Ports
Distribution Switches
NPM
IDS
NPM
APM
DLP
Edge Switches
LEGEND
Tools and systems that help network owners manage, analyze, and secure their network.
APM Application Performance Management
NPM Network Performance Management
DLP Data Loss Prevention
IDS Intrusion Detection Systems
Network TAP
Mirror Port
Direct Tool Connection
Local Area Network Connection

Need for a Comprehensive Visibility Solution

We were founded on the belief that organizations need a fundamentally new approach to network traffic visibility to address growing demand for increased infrastructure efficiency and performance, and to improve the quality and breadth of service offerings to users and subscribers. Our belief continues to be validated by the growth in the market for network traffic visibility solutions, and is supported by the results of an independent survey conducted by the Enterprise Strategy Group, or ESG, in 2012. Although the market for a traffic visibility fabric is still developing, the ESG survey refers to a variety of drivers that both identify the shortcomings of current alternatives and support the need for a new approach. Of the respondents surveyed by ESG:

•	78% indicated that a traffic visibility fabric would be a useful enhancement to their environment;

•	48% indicated that network monitoring today requires too many collection points distributed throughout the network;

•	44% have found that SPAN ports are unreliable for monitoring purposes due to frequent dropped packets; and

•	38% think that their suite of monitoring and security tools cannot keep pace with network growth.

Organizations continue to incur significant capital and operational expenses to acquire and maintain tools that monitor, analyze and secure their networks. We believe that a solution which optimizes the efficiency and performance of these tools by delivering pervasive visibility and control over monitored network traffic creates a significant market opportunity. Furthermore, we expect spending on this type of solution to grow significantly as networks continue to increase in size, throughput and complexity and to deliver new services in response to the powerful forces of virtualization and cloud computing, mobility, big data and SDN.

Our Solution

We have developed a new and innovative solution that delivers pervasive and dynamic intelligent visibility and control of traffic across networks. Our Traffic Visibility Fabric consists of distributed network appliances that provide an advanced level of network traffic intelligence including proprietary traffic selection, forwarding, manipulation, modification and de-duplication capabilities. Our solution enables IT organizations to forward traffic from network infrastructure to management, analysis, compliance and security tools in a manner that is optimized for specific uses, functions or locations. At the heart of the Fabric is our patented Flow Mapping™ technology that identifies and directs incoming traffic to single or multiple tools based on user-defined rules implemented in the Fabric appliances or by a centralized management console. Our Fabric helps organizations improve the efficiency, reliability, performance and security of their network infrastructure, minimize capital investment in management, analysis, compliance and security tools, reduce operating expenses and realize greater value from the existing tools that are deployed throughout their networks.

We offer both purpose-built physical appliances that are integrated with our proprietary software, in addition to range of software products that enable our end-user customers to design Traffic Visibility Fabric architectures optimized for a range of scale and performance requirements from 1 Gigabit appliances to multi-Terabit chassis-based solutions. Our GigaVUE products are modular and extensible, enabling our Fabric to be deployed on networks of any size and to scale as the network grows. The key benefits of our solution are:

•	Providing Pervasive Visibility and Control. Our Fabric inspects and intelligently filters data packets from concurrent traffic streams in accordance with a set of user-defined criteria before delivering the traffic to management, analysis, compliance and security tools. This provides IT organizations with pervasive visibility and intelligent control over how traffic flows from the network to management, analysis, compliance and security tools, and what modification or manipulation of the traffic is required to improve the performance and efficiency of the management, analysis, compliance or security tools.

•

Enabling Rapid Response to Dynamic Change.    Our Fabric significantly improves network flexibility by enabling static tools to connect to virtualized applications, dynamic infrastructure and mobile machines, which allows our end-user customers to efficiently and securely address their business needs. Our Fabric is designed to have full interoperability with a broad range of tools, allowing IT organizations maximum architectural flexibility in the design, modification and evolution of their infrastructure.

•

Delivering Scalable, High-Throughput Capacity.    Our Fabric provides increased visibility and intelligent traffic filtering without impeding the delivery of traffic to management, analysis, compliance or security tools. At the top end of our GigaVUE family of products, we offer modular chassis products that deliver multi-Terabit performance enabling the Fabric to effectively extend to networks of significant scale and performance requirements.

•

Improving Network Efficiency and Economy.    Our Fabric improves the longevity and associated return on investment of existing tools by both obviating their need to examine all network traffic and increasing their network coverage. Our Fabric mitigates the need to purchase more tools or to upgrade older tools to accommodate network growth. Our solution reduces capital and operating costs by decreasing the necessary outlays associated with new or more advanced tools, limiting the infrastructure footprints in space-constrained data centers and curtailing the staff required to monitor and maintain the network.

•

Enhancing Network Reliability.    By reducing the need for tools to process non-relevant traffic, which can lead to dropped packets and compromised analysis, our Fabric increases the reliability of attached tools and the associated management of critical business processes running on production networks. In addition, because our Fabric is deployed “out of band,” modifications to the configuration of the Traffic Visibility Fabric do not require network downtime while changes are implemented, which helps organizations achieve or maintain 99.999% uptime.

•

Ease of Deployment and Use.    We have designed our Fabric to be easy to install, configure and maintain. Our Fabric can be composed of a single appliance or multiple appliances controlled locally or remotely from a simple centralized interface, enabling our end-user customers to reduce management and maintenance of unmanned, or dark, data centers.

The following diagram highlights the improved architectural simplicity based upon a solution utilizing our Fabric.

Production Network
Internet
Routers
Core Switches
Distribution Switches
Edge Switches
Traffic Visibility Fabric™
Gigamon
Flow Mapping
APM
DLP
IDS
NPM

LEGEND

- Tools and systems that help network owners manage, analyze, and secure their network.
- APM — Application Performance Management
- NPM — Network Performance Management
- DLP — Data Loss Prevention
- IDS — Intrusion Detection Systems
- Network TAP
- Gigamon Network TAP
- Mirror Port
- Direct Tool Connection
- Local Area Network Connection

Growth Strategy

Our goal is to continue to develop the nascent market for network traffic visibility solutions, extend our market leadership position and support the ongoing adoption of our innovative Traffic Visibility Fabric by enterprises and service providers. Key elements of our growth strategy include:

•

Continuous Innovation.    We intend to enhance the functionality and scalability of our Fabric to address new use cases, tool capabilities, deployment environments, performance levels and the drive for greater software definition of network infrastructure. We will continue to invest in our technology to maintain our competitive advantage and market leadership, and we will build on our consistent track record of technical innovation. For example, in 2011, we became the first to market with a 1 Terabit chassis Traffic Visibility Fabric solution, the GigaVUE H Series; and in 2012, we launched our first 100 Gigabit connectivity solution as well as our GigaVUE-VM and GigaVUE-FM products.

•

Increase Awareness of Our Value Proposition.    We believe awareness of the value proposition of our Traffic Visibility Fabric and its technological capabilities in this emerging market is critical to our success and will help us grow our business and market opportunity. We plan to invest in our brand and develop awareness of the benefits of our Fabric by expanding our presence at major trade events, extending our relationship with industry analysts and increasing investment in our channel-partner marketing efforts.

•

Expand Our Relationships with Existing End-User Customers.    We have over 1,100 end-user customers and intend to increase the depth of these existing relationships by offering new products that help them increase the value of their new and existing management, analysis, compliance and security tools, adopt virtualization and cloud technologies and efficiently scale their network environments.

•

Invest in our Global Distribution Network.    Our sales and marketing strategy consists of a hybrid, two-tier sales model that combines a high-touch direct sales force with fulfillment handled by active channel partners that distribute or resell our products. We will continue to invest in our sales and marketing strategy both domestically and internationally to further strengthen our existing relationships with channel partners and expand our network by adding new channel partners to target new end-user customers and broaden our reach, with specific focus on increasing international sales in the near term and building greater awareness of our Traffic Visibility Fabric.

Technology

Our Traffic Visibility Fabric combines purpose-built hardware with proprietary software that together provide an advanced level of network traffic intelligence, including proprietary traffic selection, forwarding, manipulation, modification and de-duplication capabilities. We design physical appliances based upon a combination of commercially available hardware components, processing resources and storage devices. The vast majority of our intellectual property is found in our proprietary software that provides the full benefits of our Fabric including centralized control over our appliance, through both a powerful Command-Line Interface, or CLI, and a web enabled Graphic User Interface, or GUI.

We have developed our Fabric to provide our end-user customers with a solution to not only meet the immediate demands of today’s network architecture, but also to provide the flexibility to meet the performance demands of future network architecture as scale and complexity increases. The core technology of our solution leverages the following primary elements:

•

Traffic Control.    At the core of our Fabric is our patented traffic selection and filtering technology called Flow Mapping™. Flow Mapping allows incoming traffic to be forwarded to single or multiple egress ports based on a set of user-defined map rules. Each map rule consists of a combination of packet selection criteria that can include certain protocol fields or packet “bit patterns” in ISO layer 2, 3 or 4 of the packet, and a required action to be performed on the packet. This allows the replication of traffic to a second destination, or egress port, even though the traffic has been selected and forwarded to another egress port. Actions can include the forwarding of the packet, across the Fabric, the duplication of the packet or, in some cases, the intentional discarding of the packet. The Fabric, and the associated appliances, can support many complex and concurrent maps that execute when ingress traffic is received into any port on the Fabric. One primary value of Flow Mapping is that it enables management and analysis tools that have lower packet processing capacity to monitor higher bandwidth network connections through the intelligent selection of the traffic that is forwarded to the tool. For example, a 10 Gigabit network can be monitored by a collection of 1 Gigabit tools through the segregation of traffic based upon a range of criteria and forwarding of traffic to different tools depending on those criteria.

Our end-user customers can also purchase additional traffic control technology via our GigaStream products that provide a traffic-distribution capability enabling traffic to be spread across a number of egress ports based on an operator-selected distribution algorithm. There are two primary GigaStream products: Stack GigaStream that distributes traffic across an intra-fabric connection between two appliances, allowing multiple 10 Gigabit connections to be bundled to form a single higher bandwidth stacking connection; and Tool GigaStream that allows traffic to be distributed across a number of tools. Furthermore, an inter-site traffic ‘tunneling’ capability is available to allow traffic to be captured at a remote location, and then tunneled to a central location for analysis, inspection and/or monitoring.

•

Packet Modification and Transformation.    Our GigaSMART packet processing technology extends the intelligence and value of the Traffic Visibility Fabric by allowing packets to be modified during transit through the Fabric. The modifications include:

¡

Time stamping adds a precise time measurement to a packet, which is an essential traffic characteristic required for successful latency measurement and analysis, and together with ingress port labeling, allows a permanent record to be added to packet as it arrives at a specific GigaVUE appliance in the Fabric, enabling deeper analysis by network tools.

¡	Packet Slicing reduces the size of a packet by eliminating trailing packet components that are not relevant to the management analysis, compliance or security tool.

¡

Packet De-Duplication establishes a time window during which any duplicates of a packet that ingress the Fabric are discarded. By eliminating packets not relevant to the analysis being completed, an organization can significantly reduce wasted bandwidth, storage capacity and associated tool processing resources.

¡

Data Masking allows for specific portions of the network packet to be replaced or modified, thus masking the contents from any tools or employees reviewing or analyzing the traffic. With the increasing focus and compliance demand for credit card and personal records to be protected, masking allows for sensitive data to be protected while still allowing for full analysis to be undertaken.

¡

Packet Header Removal enables third-party proprietary packet headers to be removed from each individual packet for tools that are unable to interpret these format headers so that the packets can be appropriately processed by the tools. Furthermore, GigaSMART has the ability to replace removed headers with non-proprietary fields to enable subsequent analysis by network tools.

Our GigaSMART technology is tightly integrated into the Flow Mapping capability allowing for a specific subset of the incoming traffic to be selected for additional processing and modification. We believe that we will expand the number of GigaSMART applications and packet modifications over time as increasing traffic volumes will demand greater functionality within the Fabric.

•

Fabric Performance.    Our appliances are designed around a core of packet-forwarding hardware components. When forwarding traffic through the Fabric and depending upon the configuration, topology and requirements, packets can move from an ingress network port to an egress tool port at line rate through the hardware even when complex selection and filtering is applied during the transit process. Our GigaVUE products support packet ingress and egress at speeds of 10 Megabit, 100 Megabit, 1 Gigabit, 10 Gigabit, and 40 Gigabit concurrently, and the GigaVUE H Series have a back-plane design allowing concurrent traffic packet transfer from any line card to any other line card at multi-Terabit performance.

Our GigaVUE products are designed with failover protection mechanisms that include dual power-supplies and dual fan trays, and our GigaVUE H Series utilizes back-to-front airflow to comply with data center cooling design requirements.

•

Fabric Scalability.    Our proprietary software provides the foundation by which multiple appliances in the Fabric can be combined to form a larger scale deployment while maintaining line rate processing performance of traffic flowing through the Fabric. Traffic can enter at an ingress port on one of our appliances and be forwarded to one or more egress ports on the Fabric. Our software allows a master-subordinate control architecture to be configured, where one fabric appliance is designated as the “master” and all other appliances assume the role of “subordinate.” The fabric can be configured and managed by the operator through the “master” using either a CLI, or via the web-enabled GUI. This architecture assures the ability to add additional subordinates, or appliances, in order to scale the fabric, without needing complex configuration changes.

•

Access and Reporting.    Our Fabric provides granular access controls that can be applied to support compliance with applicable regulations such as the Sarbanes-Oxley Act. Our solution enables network segmentation, segregation of duties, auditing of network activities and the tracking of access rights and privileges associated with individual users.

Products

Our GigaVUE product family provides end-user customers with multiple performance and port density configurations in order to establish a Traffic Visibility Fabric optimized for a range of size and performance requirements. Our appliances range from single rack unit appliances to modular multi-slot chassis that accommodates a range of our line cards.

The GigaVUE product family is comprised of the G Series family, the higher density and higher performance H Series family, the Virtual Machine, or VM, and the Fabric Manager, or FM, products. The G Series and the H Series product lines are comprised of purpose-built hardware running our proprietary software while the VM and FM product lines are software-only products. Both the G and H Series incorporate our patented Flow Mapping technology and can be used to either establish a visibility fabric as standalone appliances or to create a multi-appliance fabric architecture. These two Series also support our optional GigaSMART hardware and software technology. Although many of our end-user customers’ need for a visibility fabric can be satisfied by our G Series appliances as standalone solutions, an increasing number of our end-user customers are seeking higher density, higher capacity solutions as the breadth of the Fabric started to span higher-scale and higher-bandwidth environments. As a result, we developed the H Series.

•

The G Series.    The GigaVUE G Series was introduced in 2005. The series is comprised of a range of purpose-built, small form-factor traffic visibility appliances with some having network equipment building systems, or NEBS, certification based on compliance guidelines regarding power management, electrical shielding, disaster preparation and hardware interfaces aimed at ensuring network integrity. The complete G Series has achieved the industry recognized Common Criteria EAL2 certification, by achieving a set of common security assurance requirements involving design documentation, design analysis, functional testing or penetration testing based on an international security standard in effect since 1999. Each chassis is modular, providing support for optional line cards (port modules), TAP modules or advanced traffic manipulation or modification blades (the GigaSMART and GigaSECURE modules). The GigaSMART optional card offers de-duplication, tunneling, masking, slicing, time stamping and header stripping capabilities that are enabled through software licenses. Our GigaSMART technology was introduced in 2010 and improves the efficiency of attached network management, analysis, compliance and security tools by off-loading certain processing-intense functions. Our GigaSECURE products were introduced in 2011 and provide in-line packet distribution specifically designed for use with security-based tools such as Intrusion Prevention Systems, or IPS. The GigaSECURE products are designed to support two-way traffic communications and provide “bypass” protection allowing packets to be distributed to multiple IPS devices where they are screened, and then aggregated back together for entry back to the network. These appliances are frequently deployed in 10 Gigabit networks that need to be protected by lower-cost 1 Gigabit tools. Based on the feedback from our end-user customers and our own analysis of competing solutions, we believe that avoiding the need to purchase high cost 10 Gigabit IPS tools more than offsets the cost to our end-user customers of purchasing the GigaVUE and GigaSECURE products. The GigaSECURE products are available in both blade and standalone configurations.

The following table sets forth our G Series products:

•

The H Series.    The GigaVUE H Series was introduced in 2011 and utilizes a robust Linux-based operating platform enabling high-density, high-scale configurations. The series includes both large blade-based modular chassis products as well as fixed-configuration appliances. One member of this family, the GigaVUE-TA1 is a high-density fixed configuration product specifically designed to cost-effectively aggregate 10 Gigabit traffic links together. Our modular appliances share control and line cards providing flexibility across systems. Line cards come in multiple variants including a range of physical media (copper and fiber optic), a range of connection speeds from 1 Gigabit to 40 Gigabit, and a GigaSMART processing blade. The H Series support hundreds of network port connections and multiple appliances that can be clustered together creating a fabric of more than a thousand network and tool connections. With the backplane capacity of the GigaVUE-HD8 exceeding 2 Terabits, a recent line card addition to the family has delivered 100 Gigabit connectivity on a single card. We also recently introduced the HB-1, a small form-factor fabric node that can extend traffic visibility to more remote portions of the network.

The following table sets forth our H Series products:

The following tables set forth the H Series line cards that are designed to work with both the GigaVUE-HD8 and GigaVUE-HD4 modular chassis products:

•

The GigaVUE-VM Virtual Machine.    The GigaVUE-VM software was released in 2012 and allows our end-user customers to deploy our Fabric within virtual and cloud-based environments. This software-only product is installed on servers running VMWare’s operating system, and provides intelligent selection, filtering and forwarding of traffic from within a server to an external GigaVUE appliance.

With the rise in the adoption of virtualization and cloud-based solutions, network traffic that currently crosses physical network switches as it travels from server to server may never physically leave a single server as virtualization allows for many ‘virtual servers’ to run within one physical server. GigaVUE-VM resides within the server and is able to extract traffic that matches the filtering criteria and forward it to the physical Fabric for delivery to management, analysis and security tools.

GigaVUE-VM is sold as a licensed product, and customers can buy packs of 5, 10, 50, 100 and 250 licenses (where each license allows for the installation of one GigaVUE-VM instance).

•

The GigaVUE-FM Fabric Manager.    The GigaVUE-FM software was released in 2012 and provides a central management point for the GigaVUE G Series, H Series and VM products. The GigaVUE-FM allows our end-user customers to update the proprietary software running on their deployed G Series and the H Series platforms while also capturing the configuration of the GigaVUE products in a central repository. The GigaVUE-FM also provides a graphical user interface, or GUI, to configure the GigaVUE-VM software products that are deployed on servers within our end-user customer’s infrastructure.

GigaVUE-FM is sold as a licensed product able to manage up to 100 or up to 250 discrete physical GigaVUE Fabric appliances.

To complement the G Series, H Series, GigaVUE-VM and GigaVUE-FM products, we offer a range of supplemental components and accessories including modules, cables and transceivers. The GigaTAP products provide a range of traditional network TAPs to allow our end-user customers to feed traffic into the Visibility Fabric. The GigaTAP products were introduced in July 2005 and can be integrated into the GigaVUE products or provided as standalone offerings. Other complementary products include transceivers we sell, including a variety of form factors—SFP, SFP+, and QSFP+.

Customer Support

We offer ongoing technical support with our hardware and software products, including those sold directly to our end-user customers and through our channel partners. Our primary support offering, SupportCARE, provides two-tiered support levels, including premium-level support coverage. Certain channel partners offer their own additional brand of support services to the end-user customer and then rely on our support organization for more complex support requests. We offer our end-user customers ongoing maintenance services for both hardware and software, which enables them to receive ongoing software updates, upgrades, bug fixes and repairs. These services are sold to end-user customers typically for one-year terms at the time of the initial product sale, and customers may choose to renew for successive annual or multi-year periods. We also provide end-user customers with expedited replacement for any defective hardware. All of our hardware products are sold with limited 5-year warranty service.

We also offer DesignCARE in the North America region, which provides end-user customers with professional services that range from the architectural design of a Traffic Visibility Fabric for their customized requirements to the complete implementation and configuration of GigaVUE appliances across multiple locations. Our support personnel are based in Milpitas, California and Reading, United Kingdom. As we expand internationally, we expect to continue to hire additional support personnel to service our global customer base.

End-User Customers

As of June 29, 2013, we had over 1,100 end-user customers, including 62 of the Fortune 100 and 50 of the Global 100 telecom operators as ranked by Total Telecom. Our Fabric can be used in a broad range of applications and has been adopted across many vertical markets including finance, high-speed trading, insurance, healthcare, higher education, government, local state, e-commerce, technology, telecom and service providers. For example, based on market capitalization as set forth in independent industry data from S&P Capital IQ, our end-user customers include:

•	seven of the top ten U.S. retailers;

•	seven of the top ten U.S. banks and diversified financial services companies;

•	five of the top ten U.S. integrated and wireless telecommunication service providers;

•	seven of the top ten U.S. managed healthcare providers;

•	six of the top ten U.S. cable and satellite providers; and

•	four of the top ten global securities and commodities exchanges.

Sales and Marketing

We sell our products through a network of channel partners and our direct sales force. We do not grant a general right of return or any refund terms to our channel partners, except to one of our North American distributors, which has a general right of return. For this distributor, we defer revenue recognition from product sales to the distributor until sell-through has occurred.

We market and sell our products through a hybrid sales model, which combines a high-touch sales organization and an overlay channel sales team that actively assists our extensive network of channel partners throughout the sales process. We also provide our channel partners with marketing assistance, technical training and support. Our direct sales teams are typically comprised of a combination of a field sales representative and a systems engineer. These teams also have access to a pool of shared inside sales and telemarketing representatives. Each sales team is responsible for a geographical territory, has responsibility for a number of major direct end-user customer accounts or has assigned accounts in a specific vertical market.

Our demand generation activities are focused primarily on Fortune 1000 organizations, large service providers and large and mid-sized enterprises where we continue to see increased demand for our Traffic Visibility Fabric. We also focus on ongoing account management for existing end-user customers and the development of follow-on sales as our existing end-user customers continue to expand and enhance their network infrastructure, increasing their demand for our Fabric. The majority of our North American sales are fulfilled by two of our existing channel partners, Arrow, which we engaged as a distributor in February 2013, and Interlink. For 2012 and the six months ended June 29, 2013, Interlink accounted for 63% and 57% of our total revenue, respectively. Sales to Interlink are subject to an agreement between the parties which provides for an initial term of one year, one year renewal terms and permits termination by either party with 60 days written notice prior to the renewal date. No other channel partner represented more than 10% of our total revenue in 2012 or the six months ended June 29, 2013.

To access potential end-user customers worldwide, our direct sales force is distributed across our offices in California, New York, the United Kingdom, Singapore, Hong Kong and through a localized presence in many countries. We are increasingly focused on building our sales presence outside of the United States.

Our marketing strategy is focused on increasing the awareness of, and driving end-user customer demand for, our Traffic Visibility Fabric. We execute on this strategy by leveraging a combination of internal marketing professionals and a network of channel partners to effectively communicate the value proposition, differentiation and advantages of our Traffic Visibility Fabric, thereby generating qualified leads for our sales force and channel partners. We focus our resources on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website and collaborative relationships with technology vendors.

Technology Partners

We have ongoing non-exclusive relationships with a number of leading vendors of network management, analysis, compliance and security tools, including arrangements with CA Technologies, Inc., Compuware Corporation, Imperva, Inc., and OPNET Technologies, Inc. (acquired by Riverbed Technology, Inc.), some of which include the joint development of use-case and reference architectures that enhance the performance and efficiency of the end-user customer’s network. We expect to continue adding more technology partners and to publish joint case studies with these partners following end-user deployment and approval. In addition to joint development of reference designs and case studies, we have undertaken various joint-marketing activities and events to drive interest and awareness of the combined solution as well as the Visibility Fabric itself. As our Fabric helps optimize the efficiency of our tool partners’ management, analysis, compliance and security tools, we believe these vendors improve awareness at end-user customers of our Fabric and create new deployment opportunities.

Research and Development

We believe continued investment in research and development is critical to our business. Our research and development efforts focus primarily on improving and enhancing our existing products and services, as well as developing new products, features and functionality. We believe that our proprietary software is critical to expanding our leadership position within the traffic visibility market. As a result, we devote the majority of our research and development resources to software development. Our engineering team has deep expertise in key areas related to our research and development efforts, including network analysis and management technologies, network protocol and Ethernet system design. We work closely with our end-user customers to understand their current and future needs and have designed a product development process that captures and integrates feedback from our end-user customers.

We believe the timely development of new products is essential to maintaining our competitive position. As of June 29, 2013, we had 108 employees in our research and development organization, substantially all of whom were located at our headquarters in Milpitas, California. We also test our products to certify and ensure interoperability with third-party hardware and software products. We plan to prioritize and dedicate significant resources to these continued research and development efforts.

Our research and development expenses were $12.3 million, or 27% of our total revenue, in 2010, $12.5 million, or 18% of our total revenue, in 2011, $17.7 million, or 18% of our total revenue, in 2012, $7.5 million, or 19% of our total revenue, for six months ended June 30, 2012, and $22.8 million, or 39% of our total revenue, for the six months ended June 29, 2013.

Manufacturing and Suppliers

We outsource the manufacturing, systems assembly, testing and order fulfillment of our hardware products to Jabil. We utilize components from many suppliers. Whenever possible, we strive to have multiple sources for these components to ensure continuous supply. However, we have limited sources of supply for certain components that are technically unique or in high demand, and we have not entered into supply agreements with any of these suppliers. In such cases, we seek to maintain a close direct relationship with the suppliers to ensure supply is adequate and that the components meet our quality requirements. In certain instances, we have entered into license agreements with sole-source suppliers, allowing us to incorporate certain of their components into our hardware products.

We entered into a manufacturing services agreement with Jabil in April 2013, pursuant to which Jabil manufactures, tests, configures, assembles, packages and ships our products. The initial term is one year, with the term automatically renewing for additional one-year terms, unless terminated by either party by giving at least six months written notice before the end of the then-current term. In addition, either party may terminate the agreement (i) for convenience upon nine months written notice by Jabil or six months written notice by us, (ii) for cause upon written notice of a material breach and if the other party does not cure such breach within 30 days of such notice, (iii) immediately upon the bankruptcy or insolvency of the other party, or (iv) upon a change of control of either party, subject to applicable notice periods.

Additionally, we have entered into a license and services agreement with Tall Maple Systems, Inc., or Tall Maple, pursuant to which we have been granted a perpetual, non-exclusive, worldwide license to certain software code of Tall Maple which we integrate into the software component of our H Series products and which can be integrated into our other products and applications. In return, we agreed to pay Tall Maple a license fee. The agreement can only be terminated for cause upon written notice of a material breach and if the other party does not cure such breach within 30 days of such notice.

Competition

The markets in which we compete are highly competitive. We expect competition to intensify in the future as existing competitors bundle new and more competitive offerings with their existing products and services, and as new market entrants introduce new products into our markets.

We compete either directly or indirectly with Ethernet switch vendors, such as Cisco Systems, Inc., Juniper Networks, Inc., Brocade Communications Systems, Inc. and Arista Networks, Inc., and network management, analysis, compliance and security tool vendors that offer point solutions that address a portion of the issues that we solve. In the future, we expect to compete with new market entrants, which may include our joint-development partners or other current technology partners.

The principal competitive factors applicable to our products include:

•	functionality and performance;

•	price and total cost of ownership;

•	ease of use;

•	flexibility and scalability of deployment;

•	brand awareness;

•	product reliability and quality;

•	interoperability with other products;

•	the extent and speed of user adoption; and

•	quality of service, support and fulfillment.

Although we believe that we compete favorably with respect to the above factors, we believe that other competitors will emerge that may have greater name recognition, longer operating histories, well-established relationships with end-user customers or channel partners in our markets, broader product portfolios and the ability to bundle competitive offerings with other products and services, larger intellectual property portfolios and substantially greater financial, technical, personnel and other resources than we have. We expect competition and competitive pressure, from both new and existing competitors, to increase in the future.

Intellectual Property

To protect our intellectual property, we rely primarily on patent, trademark, copyright and trade secret laws. As of June 29, 2013, we had 13 issued patents that expire between 2025 and 2030, and 24 pending patent applications in the United States and six corresponding Patent Cooperation Treaty patent applications. The claims for which we have sought patent protection relate primarily to system architecture, traffic visibility technology, traffic control and management, and filtering technology we have developed. We also license software from third parties for integration into our products, including open source software and other commercially available software.

As part of our strategy to protect our proprietary technologies and our intellectual property rights from unauthorized parties that may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information, we generally enter into confidentiality agreements with our employees, consultants, channel partners and end-user customers, and generally limit access to and distribution of our proprietary information and proprietary technology.

Employees

As of June 29, 2013, our total headcount was 327 employees, including 108 engaged in research and development, 160 in sales and marketing, 23 in manufacturing and support and 36 in general and administrative activities. None of our employees is represented by a labor union or is a party to any collective bargaining arrangement in connection with his or her employment with us. We have never experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our headquarters occupy approximately 45,000 square feet in Milpitas, California under a lease that expires in June 2016. We have an early termination option which allows us to terminate this lease effective June 2014 as well as an option to extend this lease to June 2019. In July 2013, we entered into a sublease agreement, pursuant to which we will lease 105,664 square feet of office space located in Santa Clara, California, with a term of 51 months beginning January 2014, for an aggregate net base rent of $10.7 million. In addition to the base rent, we may be responsible for payment of certain operating expenses, including utilities and real estate taxes. We intend to use the leased space as our new worldwide corporate headquarters.

We have additional office locations in Milpitas, California and New York, New York in the United States. We lease space in various international locations for operations and sales personnel. Our current facilities are adequate to meet our existing needs. However, to the extent we meet our current growth expectations, we will need to expand our facilities. We believe that we will be able to obtain additional or substitute facilities on commercially reasonable terms. However, we expect to incur additional expenses in connection with any such new or expanded facilities.

Legal Proceedings

We may, from time to time, be subject to legal proceedings and claims arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our future business, results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers and directors as of September 28, 2013:

Name	Age	Position(s)
Executive Officers:
Paul A. Hooper	50	Chief Executive Officer and Director
Duston M. Williams	55	Chief Financial Officer
Michael T. Hoffman	44	Vice President of Worldwide Sales
Patrick P. Leong	46	Chief Technology Officer and Director
Shehzad T. Merchant	45	Chief Strategy Officer
Paul B. Shinn	43	General Counsel
David A. de Simone	58	Vice President of Engineering
Other Directors:
Corey M. Mulloy(1)(2)(3)	42	Chairman
Kenneth A. Goldman(1)	64	Director
Michael C. Ruettgers(1)(2)(3)	70	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Paul A. Hooper has served as our chief executive officer and as a member of our board of directors since December 2012, and previously served as our vice president of marketing from July 2011 to December 2012. Prior to joining our company, he served in several positions at Extreme Networks, Inc., including the chief marketing officer, vice president and general manager for the volume products group, and chief information officer, from August 2002 to July 2011. From November 1999 to August 2002, Mr. Hooper served in several positions, including vice president of information technology, at myCFO, Inc., a financial services and advisory company. From March 1998 to November 1999, Mr. Hooper served as senior director of information technology at JDS Uniphase Corporation, a telecommunications networking company. From August 1996 to March 1998, Mr. Hooper served as senior director of networking and telecommunications at Netscape Communications Corporation, a software and services company.

We believe that Mr. Hooper is qualified to serve as a member of our board of directors because of the perspective he brings as our chief executive officer and his experience in senior management positions at several technology companies.

Duston M. Williams has served as our chief financial officer since March 2012. Prior to joining our company, he served as chief financial officer for SandForce, Inc., a data storage company, from March 2011 through its sale to LSI Corporation in January 2012. From June 2006 to June 2010, Mr. Williams served as vice president and chief financial officer of Infinera Corporation. From December 2004 to June 2006, Mr. Williams served as executive vice president and chief financial officer of Maxtor Corporation. From July 2003 to November 2004, Mr. Williams served as chief financial officer of Aruba Wireless Networks. From July 2001 to February 2003, Mr. Williams served as the chief financial officer of Rhapsody Networks Inc., a data storage networking company. From January 2000 to June 2001, Mr. Williams served as chief financial officer of Netigy Corporation, an infrastructure consulting and services company. From July 1986 to December 1999, Mr. Williams served in a variety of accounting and finance positions at Western Digital Corporation, including as its senior vice president and chief financial officer. Mr. Williams currently serves as a member of the board of directors of Applied Micro Circuits Corporation, a global computing and connectivity solutions corporation. Mr. Williams holds a B.S. degree in accounting from Bentley College and an M.B.A. degree from the University of Southern California.

Michael T. Hoffman joined our company in June 2008 and has served as our vice president of worldwide sales since August 2011. Mr. Hoffman also served as our vice president of North American sales from July 2009 until August 2011, and as a regional sales manager from June 2008 to July 2009. Prior to joining our company, he served as the vice president of enterprise sales at MRV Communications, Inc., a telecommunications networking equipment and services company, from January 2006 to June 2008. From November 1999 to January 2006, Mr. Hoffman served as regional director at Fluke Corporation, a network, security and software company. From July 1999 to November 1999, Mr. Hoffman served as an account manager at Quest Media and Supplies, Inc., an IT distributor and consulting company. From March 1996 to July 1999, Mr. Hoffman served as a sales engineer at Ward/Davis Associates, a manufacturer’s representative firm specializing in network test and measurement. From September 1995 to March 1996, Mr. Hoffman served as an account manager at Pitney Bowes Inc. From September 1987 to September 1995, Mr. Hoffman served in the U.S. Navy’s Advanced Electronics Field. Mr. Hoffman holds a B.A. degree in management and an M.B.A. degree from St. Mary’s College.

Patrick P. Leong co-founded our company in 2004 and has served as a member of our board of directors since inception. Mr. Leong has served as our chief technology officer since October 2005. Prior to founding our company, he served as a principal engineer at Ciena Corporation from March 2001 to August 2004, which he joined in connection with Ciena’s acquisition of Cyras Systems, Inc. in March 2001, where he served in a similar capacity from August 2000. From December 1996 to July 2000, Mr. Leong served in various roles, including manager of high speed products, at the Sniffer Division of McAfee, Inc. Mr. Leong holds a B.S. degree in physics from John Carroll University, an M.S. degree in computer science from the University of New Mexico, and a Ph.D. degree in applied physics from Columbia University.

We believe that Mr. Leong is qualified to serve as a member of our board of directors because of his technical acumen and the experience he brings as our co-founder and chief technology officer, as well as his perspective as one of our largest stockholders.

Shehzad T. Merchant has served as our chief strategy officer since March 2013. Prior to joining our company, he served in various roles at Extreme Networks, including chief technology officer and vice president of technology, from July 2009 to March 2013. From June 2006 to December 2008, Mr. Merchant served in the office of the chief technology officer of Nevis Networks, Inc., a network control company. From June 2005 to June 2006, Mr. Merchant co-founded and served as vice president of product development of Polytime Systems Inc., a software security company. From June 1996 to January 2005, Mr. Merchant served in various roles, including senior director of technology of the LAN business unit, at Extreme Networks. Mr. Merchant holds a B.E. degree in electronics engineering from University of Mumbai and an M.S. degree in computer engineering from the University of Southern California.

Paul B. Shinn has served as our general counsel since May 2012. Prior to joining our company, he served in several positions, including vice president and associate general counsel of the Enterprise Group, at Hewlett-Packard Company from March 2007 through May 2012. From March 1997 to February 2007, Mr. Shinn was an attorney at the law firm Wilson Sonsini Goodrich & Rosati, P.C. Mr. Shinn holds B.A. degrees in government and philosophy from the University of Notre Dame and a J.D. degree from Santa Clara University School of Law.

David A. de Simone has served as our vice president of engineering since October 2012. Prior to joining our company, he served as senior vice president of product and technology at Blue Arc Corporation (acquired by Hitachi Data Systems Corp.), a network storage device manufacturer, from June 2011 to January 2012. From September 2003 to June 2011, Mr. de Simone served in several senior vice president roles at Blue Coat Systems, Inc., a provider of Web security and WAN optimization solutions, most recently as senior vice president of product. From December 2002 to September 2003, Mr. de Simone was an independent business consultant. From May 2000 to December 2002, Mr. de Simone served as vice president of platform engineering at Brocade Communications, Inc. From 1989 to 2000, Mr. de Simone served in a variety of roles at Tandem Computers, Inc. and then Compaq Computer Corporation, following its acquisition of Tandem, including as a vice president of engineering. Mr. de Simone holds a B.S. degree in electrical engineering from the University of California, Davis.

Non-Employee Directors

Corey M. Mulloy has served as the chairman of our board of directors since March 2013, and as a member of our board of directors since January 2010. Since 1997, he has served in several roles at Highland Capital Partners, a venture capital firm, and has been a general partner since 2005. From 1995 to 1997, Mr. Mulloy served as a financial analyst in the investment banking group at Robertson, Stephens & Co., L.L.C., an investment bank. Mr. Mulloy also serves as a director of a number of private companies. Mr. Mulloy holds a B.A. degree in economics from Swarthmore College and an M.B.A. degree from Harvard Business School.

We believe that Mr. Mulloy is qualified to serve as a member of our board of directors because of his experience in the venture capital industry analyzing, investing in and serving on the boards of directors of technology companies, as well as his perspective as a representative of one of our largest stockholders.

Kenneth A. Goldman has served as a member of our board of directors since January 2011. Since October 2012, Mr. Goldman has served as the chief financial officer of Yahoo! Inc. From September 2007 to October 2012, he served as the senior vice president, finance and administration, and chief financial officer, of Fortinet Inc. From November 2006 to August 2007, Mr. Goldman served as executive vice president and chief financial officer of Dexterra, Inc., a mobile platform and application provider. From August 2000 until March 2006, Mr. Goldman served as senior vice president, finance and administration, and chief financial officer of Siebel Systems, Inc. Mr. Goldman has also served as senior vice president and chief financial officer of Excite@Home Corporation and Sybase, Inc., and has served as chief financial officer of Cypress Semiconductor Corporation, and VLSI Technology, Inc. Mr. Goldman currently serves on the boards of directors of Infinera Corporation and NXP Semiconductors N.V. Mr. Goldman is also a member of the board of trustees of Cornell University. From December 1999 to December 2003, Mr. Goldman served as an advisory council member of the Financial Accounting Standards Board Advisory Council. Mr. Goldman holds a B.S. degree in electrical engineering from Cornell University and an M.B.A. degree from Harvard Business School.

We believe that Mr. Goldman is qualified to serve as a member of our board of directors because of his financial and accounting expertise, his experience serving as the chief financial officer of numerous public companies in the technology industry, and his experience serving on the boards of directors of several public companies and as a member of the Financial Accounting Standards Board Advisory Council.

Michael C. Ruettgers has served as a member of our board of directors since December 2010. In December 2005, he retired from his position at EMC Corporation, where he served as chairman from 2004 to December 2005, executive chairman from 2001 to 2004, and chief executive officer from

1992 to 2001. From 1988 to 1992, Mr. Ruettgers served in various senior executive positions at EMC. Mr. Ruettgers currently serves on the boards of directors of Raytheon Corporation and Wolfson Microelectronics plc. Mr. Ruettgers holds a B.S. degree in business administration from Idaho State University and an M.B.A. degree from Harvard Business School.

We believe that Mr. Ruettgers is qualified to serve as a member of our board of directors because of his extensive business experience, skills and acumen developed as a senior executive at a large public company operating in the technology industry, as well as his experience serving on the boards of directors of public companies.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other principal executive and senior financial officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Our board of directors consists of five directors, three of whom qualify as “independent” under the New York Stock Exchange listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are Mr. Leong and Mr. Ruettgers, and their terms expire at the annual meeting of stockholders to be held in 2014;

•	the Class II directors are Mr. Goldman and Mr. Mulloy, and their terms expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III director is Mr. Hooper, and his term expires at the annual meeting of stockholders to be held in 2016.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors determined that Messrs. Goldman, Mulloy and Ruettgers do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Messrs. Goldman, Ruettgers and Mulloy, with Mr. Goldman serving as chairman. Messrs. Goldman and Ruettgers meet the requirements for independence of audit committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current New York Stock Exchange listing standards. We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current New York Stock Exchange listing standards and SEC rules and regulations for companies completing their initial public offering. In addition, our board of directors has determined that Mr. Goldman is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews with management and the independent accountants, our interim and year end operating results;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews our policies on risk assessment and risk management;

•	reviews related party transactions;

•

obtains and reviews a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

Our compensation committee is comprised of Messrs. Mulloy and Ruettgers, with Mr. Mulloy serving as chairman. The composition of our compensation committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and makes recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Mulloy and Ruettgers, with Mr. Mulloy serving as chairman. The composition of our nominating and corporate governance committee meets the requirements for independence under current New York Stock Exchange listing standards. Our nominating and corporate governance committee, among other things:

•	identifies, evaluates and selects, or makes recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Prior to our IPO, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. In 2012, we paid cash director fees to Messrs. Goldman, Miller and Ruettgers in the amounts set forth below. In addition to the foregoing amounts, we reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. The following table provides information regarding compensation of our non-employee directors for 2012.

Name	Fees Earned or Paid in Cash($)(1)	Option Awards ($)(2)		All Other Compensation($)	Total($)
Peter W. Bell(3)	—	—		—	—
Thomas L. Gallatin(4)	—	—		—	—
Kenneth A. Goldman	9,000	360,810	(5)	—	369,810
Ted C. Ho(6)	—	—		—	—
Andrew M. Miller(7)	4,000	324,768	(8)	—	328,768
Corey M. Mulloy	—	—		—	—
Michael C. Ruettgers(9)	10,000	574,285		—	584,285
King Won(10)	—	—		—	—

(1)	Represents 2012 director fees paid in cash.
(2)

The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 9 to our consolidated financial statements appearing at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	Mr. Bell resigned from our board of directors effective May 2012.
(4)	Mr. Gallatin resigned from our board of directors effective May 2012.
(5)

As of December 31, 2012, Mr. Goldman had one option to purchase a total of 44,733 shares of our common stock, which option was granted on April 5, 2012. None of the shares underlying this option were vested as of December 31, 2012.

(6)

Mr. Ho resigned from his position as our chief executive officer effective December 2012, and resigned from our board of directors effective March 2013. All compensation paid to Mr. Ho in 2012 was in connection with his employment as our chief executive officer until his resignation in December 2012.

(7)	Mr. Miller resigned from our board of directors effective July 2013.
(8)

As of December 31, 2012, Mr. Miller had outstanding one option to purchase a total of 40,000 shares of our common stock, which option was granted on May 9, 2012. 7,777 of the shares underlying this option were vested as of December 31, 2012.

(9)

As of December 31, 2012, Mr. Ruettgers had one option to purchase a total of 71,200 shares of our common stock, which option was granted on April 5, 2012. None of the shares underlying this option were vested as of December 31, 2012.

(10)

Mr. Won resigned from our board of directors effective May 2012. All compensation paid to Mr. Won in 2012 was in connection with his employment as our vice president of customer service until his resignation in May 2012.

Our board of directors has approved an outside director compensation policy that is applicable to all of our non-employee directors and became effective upon the completion of our IPO. This policy provides that each such non-employee director will receive the following compensation for service on our board of directors and its committees:

•	an annual cash retainer for general services of $30,000;

•	no cash awards for attending board meetings;

•	a $11,500 cash retainer for the chairman of our audit committee and a $5,000 cash retainer for each of its other members;

•	a $7,500 cash retainer for the chairman of our compensation committee and a $4,000 cash retainer for each of its other members;

•	a $5,000 cash retainer for the chairman of our nominating and corporate governance committee and a $3,000 cash retainer for each of its other members;

•

upon first joining the board, an automatic initial grant of a stock option to purchase a number of shares of our common stock equal to 0.106% of our then outstanding common shares, to vest annually over three years, subject to continued service through each vesting date; and

•

each year shortly following the annual meeting, an automatic annual grant of a stock option to purchase a number of shares of our common stock equal to 0.053% of our then outstanding common shares, vesting monthly over one year, subject to continued service through each vesting date.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, each person who acted as our principal executive officer and each of the named officers referred to by Item 402(m)(2) of Regulation S-K during our fiscal year ended December 31, 2012. We refer to these officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Option Awards($)(2)	Non-Equity Incentive Plan Compensation($)(3)	All Other Compensation($)(4)	Total($)

Paul A. Hooper(5) Chief Executive Officer	2012	250,000	100,000	951,572	81,800	7,500	1,390,872

Ted C. Ho(6) Former Chief Executive Officer	2011 2012	360,000 387,691	— —	— 645,264	1,140,591 758,335	7,500 7,500	1,508,091 1,798,790

Patrick P. Leong Chief Technology Officer	2011 2012	360,000 380,768	— —	— 322,632	1,260,700 816,880	7,500 7,500	1,628,200 1,527,780

Duston M. Williams(7) Chief Financial Officer	2012	192,769	100,000	2,746,400	104,300	7,500	3,150,969

(1)	The amounts in the “Bonus” column reflect bonuses paid to Messrs. Hooper and Williams pursuant to discretionary bonus arrangements set forth in their offer letter agreements.
(2)

The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 9 to our consolidated financial statements appearing at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)

The amounts included in the “Non-Equity Incentive Plan Compensation” column represent the amounts earned and payable pursuant to the non-founder senior manager bonus plan for Messrs. Hooper and Williams and pursuant to the founders’ bonus for Messrs. Ho and Leong. See the section titled “—Annual Performance-Based Cash Bonus” for additional information.

(4)	The amounts in the “All Other Compensation” column represent 401(k) contributions.
(5)	Mr. Hooper has served as our chief executive officer since December 2012.
(6)	Mr. Ho resigned from his position as our chief executive officer effective December 2012.
(7)	Mr. Williams has served as our chief financial officer since March 2012.

Annual Performance-Based Cash Bonus

In addition to base salary, we provide each of our named executive officers who are our founders with the opportunity to earn annual cash performance bonuses under our senior manager bonus program, or the founders’ bonus. The founders’ bonus was established under the LLC Agreement and provides that each of our named executive officers was able to earn a bonus in each of 2011 and 2012 of up to 5% of our net income before allowances for interest, taxes, depreciation and amortization, or our EBITDA, to the extent that our EBITDA exceeds a threshold amount. In 2011 and 2012, we paid Ted C. Ho and Patrick P. Leong cash bonuses pursuant to the founders’ bonus designed to result in officers (together with our other two founders) receiving approximately the same cash earnings during 2011 when taking into account their base salary, their portion of the founders’ bonus, their other compensation and the amount of their cash distributions. Each of Ted C. Ho and Patrick P. Leong received a portion of the distributions made to our stockholders based on their indirect pro rata ownership of us through their ownership of equity interests in Gigamon Systems LLC, the holder of all of our outstanding common stock prior to the LLC Conversion.

Executive Employment Arrangements

On December 19, 2012, we entered into an offer letter agreement with Paul A. Hooper, our current chief executive officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Hooper’s current annual base salary is $320,000 and beginning in 2013 he is eligible for a discretionary annual cash bonus of up to $240,000. Mr. Hooper’s base salary is subject to review annually. We have also entered into a change in control severance agreement with Mr. Hooper dated September 17, 2012, as amended by Mr. Hooper’s offer letter agreement. This agreement is described below in the section titled “Certain Relationships and Related Party Transactions—Change in Control Severance Agreements.”

On February 15, 2012, we entered into an offer letter agreement with Duston M. Williams, our chief financial officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Williams’ current annual base salary is $260,000 and he is eligible for an annual cash bonus of up to $130,000. Mr. William’s base salary is subject to review annually. Additionally, Mr. Williams’ offer letter provides for cash severance of six months base salary, plus six months accelerated vesting of his then outstanding equity awards upon a termination of employment without cause or resignation for good reason. If a qualifying termination occurs within 12 months following a change of control of our company, then Mr. Williams is entitled to full accelerated vesting of his then outstanding equity awards in addition to the cash severance payment described above.

Additionally, we have entered into a change in control severance agreement with Patrick P. Leong which is described below in the section titled “Certain Relationships and Related Party Transactions—Change in Control Severance Agreements.”

Advisor Agreement

On February 16, 2013, we entered into an advisor agreement with our former chief executive officer, Ted C. Ho. Under the agreement, Mr. Ho will serve as a business and technical consultant to our management and board of directors. The agreement has a term of one year but may be terminated by either party upon notice. Under the agreement, Mr. Ho will receive consulting compensation of $250,000, payable in monthly installments, and cash bonuses of up to $31,250 each quarter, payable at the discretion of the board of directors, and reimbursement for COBRA premiums in connection with his termination of employment for up to six months following termination. This agreement was terminated effective June 30, 2013 and all amounts associated with this agreement have been paid.

On September 25, 2013, we entered into a consulting agreement with Mr. Ho. Under the agreement, Mr. Ho will serve as a business and technical consultant to our chief technology officer. The agreement has a term of 90 days but may be terminated earlier upon completion of his consulting services or by either party upon notice. Mr. Ho is expected to work between 10 to 20 hours per week, and will be paid consulting fees of $225 per hour.

2013 Corporate Bonus Plan

We sponsor and maintain a 2013 Corporate Bonus Plan, or our Bonus Plan. The Bonus Plan offers the eligible employees, including our executive officers, the opportunity to earn bonuses based on the achievement of specified corporate performance goals during each performance period.

The performance periods under the Bonus Plan correspond to our fiscal year, beginning on January 1st of each fiscal year. Participants are assigned an annual target bonus value, set as a percentage of their annual base salary for the performance period. Participants may earn more or less than their annual target bonus value based on the extent to which achievement of our specified performance goals results in the funding of a bonus pool and a participant’s individual performance. If target metrics are surpassed, a participant in the Bonus Plan may be awarded a bonus payment of up to a maximum of 200% of the target bonus value.

The bonus pool is funded based upon our achievement of specified revenue and operating profit targets established by the compensation committee each fiscal year. If our performance results in the bonus pool being funded at 100% of targeted levels, participants are eligible to receive bonuses at their annual target bonus levels. The compensation committee may impose minimum company performance thresholds before the bonus pool is funded, such as revenue, operating profit or profitability thresholds.

Bonuses under the Bonus Plan are paid biannually, following the close of our second fiscal quarter and fiscal year end. Payments to executive officers following the close of our second fiscal quarter are paid at 50% of the then calculated payout (e.g. 25% of the target award), and the remaining portion of the annual bonus is paid following the close of our fiscal year end. Participants must be employed from May 1st through June 30th to qualify for a bonus payment following the close of our second fiscal quarter, which will be paid by July 31st, and from November 1st through December 28th to qualify for a bonus payment following the close of our fiscal year end, which will be paid by February 15th of the following fiscal year.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2012.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Paul A. Hooper	4/5/2012	—	116,833	(1)	6.09	3/31/2022

Ted C. Ho	4/5/2012	—	80,000	(2)	6.09	3/31/2022

Patrick P. Leong	4/5/2012	—	40,000	(3)	6.09	3/31/2022

Duston M. Williams	4/5/2012	—	333,333	(4)	6.09	3/31/2022

(1)

This option commenced vesting upon the completion of the IPO and will vest, subject to Mr. Hooper’s continued role as a service provider to us, with respect to 1/36th of the total shares monthly thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

(2)

This option commenced vesting upon the completion of the IPO and will vest, subject to Mr. Ho’s continued role as a service provider to us, with respect to 1/24th of the total shares monthly thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

(3)

This option commenced vesting upon the completion of the IPO and will vest, subject to Mr. Leong’s continued role as a service provider to us, with respect to 1/24th of the total shares monthly thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

(4)

This option vests, subject to Mr. Williams’ continued role as a service provider to us, with respect to 1/4th of the total shares on the one-year anniversary of March 4, 2012, and with respect to 1/48th of the total shares monthly thereafter. All of the shares underlying this option were unvested as of December 31, 2012.

In addition, in connection with Mr. Hooper’s offer letter agreement, Mr. Hooper was granted an option to purchase 166,666 shares of our common stock at an exercise price per share of $13.11, of which 17,361 are vested as of June 29, 2013. This option was granted pursuant to our 2012 Unit Option Plan on March 1, 2013. This option is scheduled to vest, subject to Mr. Hooper’s continued role as a service provider to us, as to 1/48th of the total shares on each monthly anniversary of January 1, 2013.

On April 30, 2013, Mr. Hooper was granted an option to purchase 37,666 shares of our common stock at an exercise price per share of $14.70, 100% of which is unvested. This option was granted pursuant to our 2012 Unit Option Plan and is scheduled to vest, subject to Mr. Hooper’s continued role as a service provider to us, as to 50% of the total shares on May 1, 2015, with 1/48th of the total shares vesting monthly thereafter. Additionally, on April 30, 2013, Mr. Hooper was granted 21,000 restricted stock units, 100% of which are unvested. These restricted stock units were granted pursuant to our 2012 Unit Option Plan and are scheduled to vest, subject to Mr. Hooper’s continued role as a service provider to us, as to 50% of the restricted stock units on May 15, 2015, with 1/16th of the total restricted stock units vesting on August 15, November 15, February 15 and May 15 of each year thereafter.

On March 1, 2013, Mr. Leong was granted an option to purchase 33,333 shares of our common stock at an exercise price per share of $13.11, of which 3,472 are vested as of June 29, 2013. This option was granted pursuant to our 2012 Unit Option Plan and is scheduled to vest, subject to Mr. Leong’s continued role as a service provider to us, as to 1/48th of the total shares on each monthly anniversary of January 1, 2013.

On April 30, 2013, Mr. Williams was granted an option to purchase 13,000 shares of our common stock at an exercise price per share of $14.70, 100% of which is unvested. This option was granted pursuant to our 2012 Unit Option Plan and is scheduled to vest, subject to Mr. Williams’ continued role as a service provider to us, as to 50% of the total shares on May 1, 2015, with 1/48th of the total shares vesting monthly thereafter. Additionally, on April 30, 2013, Mr. Williams was granted 7,333 restricted stock units, 100% of which are unvested. These restricted stock units were granted pursuant to our 2012 Unit Option Plan and are scheduled to vest, subject to Mr. Williams’ continued role as a service provider to us, as to 50% of the restricted stock units on May 15, 2015, with 1/16th of the total restricted stock units vesting on August 15, November 15, February 15 and May 15 of each year thereafter.

Other Employee Benefits and Perquisites

Our historic compensation program reflects our startup origins and form of organization. We have generally not offered extensive benefits or other compensation programs to the named executive officers, apart from cash compensation described above and employee benefits made available generally to our employees, including 401(k) plan matching contributions. See the section titled “—Retirement Plan” for additional information.

Employee Benefit Plans

2013 Equity Incentive Plan

Our 2013 Equity Incentive Plan, or 2013 Plan, was adopted by our board of directors and stockholders in May 2013 and became effective in June 2013. Our 2013 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares

The maximum aggregate number of shares issuable under the 2013 Plan is 3,481,797 shares of our common stock, plus any shares subject to stock options or similar awards granted under the 2012 Unit Option Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2012 Unit Option Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2013 Plan from the 2012 Unit Option Plan, equal to 4,414,856 shares. In addition, the number of shares available for issuance under the 2013

Plan will be annually increased on the first day of each of our fiscal years beginning with 2014, by an amount equal to the least of:

•	1,464,740 shares;

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2013 Plan that we repurchase or that expire become unexercisable or are forfeited. Shares that are surrendered pursuant to an exchange program, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2013 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2013 Plan. With respect to stock appreciation rights, only shares actually issued pursuant to the award cease to be available under the 2013 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors administers the 2013 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the compensation committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code.

Subject to the provisions of our 2013 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2013 Plan. The administrator also has the authority, subject to the terms of the 2013 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2013 Plan and awards granted under the 2013 Plan.

Stock Options

The administrator may grant incentive and/or nonstatutory stock options under our 2013 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. Subject to the provisions of our 2013 Plan, the administrator determines the remaining terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2013 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms of any grant of stock appreciation rights will be set forth in an award agreement between us and the recipient.

Restricted Stock

Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms of any grant of restricted stock will be set forth in an award agreement between us and the recipient.

Restricted Stock Units

Restricted stock units may be granted under our 2013 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms of any grant of restricted stock units will be set forth in an award agreement between us and the recipient.

Performance Units/Performance Shares

Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms of any grant of performance units and performance shares will be set forth in an award agreement between us and the recipient.

Transferability of Awards

Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change of Control

Our 2013 Plan provides that in the event of a merger or change of control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100% of target levels.

Plan Amendment, Termination

The administrator has the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

2013 Employee Stock Purchase Plan

Our named executive officers and all of our other employees are allowed to participate in our 2013 Employee Stock Purchase Plan. We believe that providing the opportunity to participate in the 2013 Employee Stock Purchase Plan provides our employees with a further incentive towards ensuring our success and accomplishing our corporate goals.

The specific provisions of our 2013 Employee Stock Purchase Plan are as provided for below. Our board of directors and stockholders adopted and approved our 2013 Employee Stock Purchase Plan in May 2013 and it became effective in June 2013.

Authorized Shares

A total of 439,422 shares of our common stock are available for sale under the 2013 Employee Stock Purchase Plan. In addition, our 2013 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under plan on the first day of each fiscal year beginning in 2013, equal to the least of:

•	439,422 shares;

•	1.5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Our compensation committee administers the 2013 Employee Stock Purchase Plan, and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate subject to the conditions of the plan as described below.

Eligibility

Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2013 Employee Stock Purchase Plan if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2013 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six-month period commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first such offering period, which commenced on June 12, 2013.

Our 2013 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes base pay, commissions, payments for overtime and shift premium, incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 1,500 shares during a six-month period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2013 Employee Stock Purchase Plan. If the compensation committee permits the transfer of rights, it may only be done other than by will, the laws of descent and distribution, or as otherwise provided under the 2013 Employee Stock Purchase Plan.

Merger or Change of Control

In the event of our merger or change in control, as defined under the 2013 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Plan Amendment and Termination

Our 2013 Employee Stock Purchase Plan will automatically terminate in 2023, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our 2013 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2013 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2013 Employee Stock Purchase Plan.

2012 Unit Option Plan

Our 2012 Unit Option Plan, or our 2012 Option Plan, was adopted by our board of directors on March 21, 2012 and approved by our stockholders on March 22, 2012. The 2012 Option Plan provides for the grant of options to purchase shares of our common stock to certain of our employees, consultants, and stockholders, as determined by the plan administrator. As of June 11, 2013, the 2012 Option Plan was terminated and we will not grant any additional awards under the 2012 Option Plan. However, the 2012 Option Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Authorized Shares

A total of 4,967,172 shares of our common stock were reserved for issuance pursuant to the 2012 Option Plan. Of the total number of shares reserved under the 2012 Option Plan, none are available for future grants.

Plan Administration

Our board of directors or compensation committee administers the 2012 Option Plan. Subject to the provisions of our 2012 Option Plan, the administrator has the power to determine the fair market value of the common stock; select the individuals to whom the options under the 2012 Option Plan may be granted; determine the number of shares to be covered in each option; approve form option agreements; determine the terms of awards (including any vesting acceleration or waiver of forfeiture restrictions); set the exercise price of options based on fair market value; institute an exchange program; prescribe, amend, and rescind rules and regulations relating to the 2012 Option Plan; construe and interpret the terms of the 2012 Option Plan and the options granted under the 2012 Option Plan; modify or amend each option granted under the 2012 Option Plan; authorize any person to execute on our behalf any instrument required to effect the grant of an option previously granted by the plan administrator; and to make all other determinations deemed necessary or advisable for administering the 2012 Option Plan.

With the consent of affected option holders, the administrator may institute a program under which outstanding options are cancelled in exchange for new options covering the same or a different number of shares of our common stock but with an exercise price per share based on the fair market value per share of our common stock on the new option grant date.

Stock Options

The exercise price of the option to purchase common stock must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Subject to the provisions of our 2012 Option Plan, the administrator determines the remaining terms of the options. After the termination of employment or other service, the participant may exercise his or her option, to the extent vested as of such date of termination, within thirty days of termination. However, in no event may an option be exercised later than the expiration of its term. Additionally, if a recipient’s service is terminated for misconduct, the recipient’s outstanding options immediately terminate.

Transferability of Options

The 2012 Option Plan generally does not allow for the transfer of options other than by will or the laws of descent and distribution and only the recipient of an option may exercise the award during his or her lifetime. The administrator may, in its sole discretion, make an option transferrable. If this occurs, the option may only be transferred by will, by the laws of descent and distribution, to a revocable trust, or as permitted by Rule 701 of the Securities Act.

Certain Adjustments

If any change is made in our common stock subject to the 2012 Option Plan, such as through a stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the receipt of consideration by us, the administrator will adjust the number and class of shares that may be covered by each outstanding option. Any adjustments will be consistent with Section 409A of the Code, as applicable.

Trigger Event or Corporate Transaction

In the event of a trigger event, as defined under our 2012 Option Plan, or a merger or other reorganization, all options granted under the 2012 Option Plan shall be exchanged for or converted into options to acquire shares of the resulting corporation’s common stock with terms substantially equivalent to the terms of the options they are intended to replace.

Sale Event

In the event of a sale event, as defined under our 2012 Option Plan, the administrator shall determine how the options will be treated, including, without limitation, that options shall be assumed or substantially equivalent options will be substituted by the acquiring or succeeding corporation; options will terminate on or immediately prior to the consummation of the sale event; outstanding options will vest and become exercisable, in whole or in part, upon or immediately prior to the consummation to such sale event; or the options shall be terminated in exchange for cash and/or property. The administrator is not required to treat all optionees equally in the event of such an occurrence.

Plan Amendment and Termination

The administrator has the authority to amend, suspend, or terminate the 2012 Option Plan at any time, provided such action does not impair the rights of any optionee.

2009 Performance Unit Plan

Our 2009 Performance Unit Plan, or our 2009 Plan, provides for the grant of performance units as incentives to certain of our employees, consultants, and directors upon a change of control or initial public offering. We discontinued issuing awards under our 2009 Plan as of December 31, 2011.

Authorized Units

Under the 2009 Plan, 1,622,974 performance units were authorized to be distributed.

Plan Administration

Our board of directors, or a committee appointed by our board of directors, administers the 2009 Plan. Subject to the provisions of our 2009 Plan, the administrator has the power to determine the individuals to whom the performance units under the 2009 Plan shall be granted, determine when performance units shall be granted, determine the number of performance units to be granted to each individual, determine the base value of the performance units granted, determine the terms and provisions of each grant of performance units including the vesting schedule and other conditions to the grant of performance units, make any such rules and regulations as the administrator deems necessary for the proper administration of the 2009 Plan, determine the forms of agreement for use under the 2009 Plan, to make any other determinations with the 2009 Plan as the administrator deems appropriate, and to authorize any officer to execute on our behalf any instrument required to effectuate the grant of performance units.

Performance Units

The 2009 Plan permits the grant of performance units to our eligible employees, consultants, and directors, as determined by the administrator. The administrator must provide a base value of all performance units, which shall be listed in the performance unit grant awarded to each grantee.

Performance units vest upon continued service or, for certain awards, continued service and achievement of performance criteria. In the event a participant terminates service for any reason prior to a triggering event (a change of control or initial public offering), unvested performance units are forfeited at termination and vested awards expire unless a triggering event occurs within three months following termination.

Distributions

The 2009 Plan provides that upon a triggering event (a change of control or initial public offering), holders of vested performance units shall be distributed a sum based on the base value attributed to the performance units listed in each grantee’s performance unit grant. If the triggering event is a change of control, the redemption value for each performance unit shall be equal to the difference between the cash value attributable to each share of common stock received by the stockholders in connection with the change of control, minus any applicable transaction expenses and amounts paid in escrow, and the base value. If the triggering event is an initial public offering, the redemption value per performance unit shall be equal to the difference between the monetary value assigned to each vested performance unit as determined by our board of directors in its sole discretion, and the base value. Such monetary value may be paid in cash or in the form of an equity award following the initial public offering. We settled outstanding awards under our 2009 Plan in cash in connection with the completion of our IPO.

The distributable amount per performance unit in connection with our IPO was $18.85, which was equal to the IPO price of $19.00 per share less the $0.15 base price for each performance unit. We used a portion of the net proceeds that we received from our IPO to satisfy our obligations to holders of vested performance units and related payroll taxes of $20.4 million. The compensation expense related to these performance units was recorded in the second quarter of 2013, with related payments made in the third quarter of 2013.

Transferability of Awards

The 2009 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Plan Amendment, Termination

Our board of directors has the authority to amend, alter, suspend, or discontinue the 2009 Plan at any time, provided such action does not impair the rights of any performance unit grantee. Such consent shall be deemed to have been given if a then-outstanding majority of the then-outstanding performance units agree in writing to such amendment, alteration, suspension, or discontinuation.

Retirement Plans

We maintain a 401(k) profit sharing plan which is intended to be a tax qualified plan under Sections 401(a) and 401(k) of the Code. All of our U.S. employees are eligible to participate on the first day of the month following the date of hire. The 401(k) profit sharing plan includes a salary deferral arrangement pursuant to which participants may elect to defer up to 90% of their current compensation not in excess of the statutorily prescribed limit, which was equal to $17,000 in 2012, and $17,500 in 2013 (catch up contributions for employees over 50 allow an additional deferral of $5,500 each year), and have the amount of their compensation reduction contributed to the 401(k) plan. In addition, the 401(k) profit sharing plan permits discretionary company matching and discretionary nonelective employer contributions. In 2012, we provided a contribution equal to 3% of each participant’s compensation up to a maximum of $7,500. Effective 2013, we began providing a matching contribution of 50% of a participant’s contribution, up to 6% of the participant’s annual compensation, with a maximum contribution of $7,650 per year.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements and indemnification arrangements, discussed, when required, above in the sections titled “Management” and “Executive Compensation” and the registration rights described below in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010, except as set forth below in subsection titled “—Loans to Our Founders” below, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, or stockholders who own greater than 5% of our outstanding capital stock and their affiliates had or will have a direct or indirect material interest.

LLC Conversion

On May 31, 2013, we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Gigamon LLC to Gigamon Inc. In connection with the conversion, all of our outstanding common units and preferred units converted into shares of common stock and preferred stock, respectively. Further, in connection with the conversion, Gigamon Systems LLC, the holder of all of our outstanding common equity interests prior to the LLC Conversion, exchanged all of the interests that it held in us for our common stock and will liquidate. In connection with this equity exchange, all outstanding options to purchase shares in Gigamon Systems LLC have been substituted for options to purchase common stock in Gigamon Inc. Also, certain entities affiliated with Highland Capital Partners that held shares of our preferred stock have been merged with and into us, and certain entities affiliated with Highland Capital Partners received our preferred stock in exchange for their respective equity interests.

In this prospectus, we refer to all of the transactions related to our conversion to a corporation, and the equity exchange and mergers described above, as the “LLC Conversion.”

Historical Transactions

Loans to our Founders

On each of the dates set forth below, we entered into loan agreements with our founders, Ted C. Ho, Thomas L. Gallatin, Patrick P. Leong, Thomas K.Y. Cheung and King L. Won, under which we loaned to each individual the amounts set forth below, at an interest rate of 2.4% per annum for the loans made in 2009, and 1.25% for the loans made in 2010. These loans represented advances of distributions to each founder. Upon the date of the respective distribution, the outstanding balance under each loan was deemed to be repaid in full in lieu of the founder receiving the applicable cash distribution, and none of these loans are currently outstanding. The principal amounts of the advance distribution loans made to the founders in 2009 and 2010 were repaid in December of each respective year by application of the distribution payable from that year’s profits. The calculated accrued interest from the date of the loans through the date the loans were repaid amounted to $14,649 in 2009 and $2,083 in 2010 for each of the founders, which amounts were repaid in December of each respective year by application of the distribution payable from that year’s profits to the accrued interest amounts. In 2009, due to an error in the calculation of accrued interest on the loans, each of the five founders only paid $4,957 in interest with respect to his loan. This error was identified in August 2012, and in August 2012, each of the founders paid to the Company $10,312 in cash to satisfy the additional accrued interest amounts due on these loans from the Company, inclusive of $620 of additional interest accrued from December 2009 to August 2012 and owed by each founder.

The following table presents the date and principal amount of each loan:

Date of Loan	Principal Amount
March 30, 2009	$180,000
May 11, 2009	460,000
September 4, 2009	360,000
October 15, 2009	500,000
July 28, 2010	400,000

Preferred Stock Financing

On January 20, 2010, we issued and sold an aggregate of 8,109,847 shares of preferred stock at a per share purchase price of $2.81, for aggregate consideration of $22.8 million. The participants in our preferred stock financing were entities affiliated with Highland Capital Partners. Corey M. Mulloy, a member of our board of directors, is a general partner of Highland Capital Partners. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Preferred Stock	Total Purchase Price
Highland Capital Partners VII Limited Partnership	4,985,927	$14,017,421
Highland Subfund VII-B GGM Limited Partnership	1,208,187	3,396,693
Highland Subfund VII-C GGM Limited Partnership	1,759,502	4,946,658
Highland Entrepreneurs’ Fund VII Limited Partnership	156,231	439,228

Redemption of Common Stock

Immediately following the preferred stock financing, we redeemed 8,109,848 shares of our common stock from our majority stockholder prior to the LLC Conversion, Gigamon Systems LLC, for $22.8 million, which in turn repurchased membership interests from certain of our founders, investors and employees that held units in Gigamon Systems LLC. In connection with such repurchase, the following directors, executive officers and equity holders of Gigamon Systems LLC, and their affiliates, received the payments listed below:

Directors, Executive Officers and 5% Stockholders (or Affiliate)	Total Repurchase Price
Thomas L. Gallatin	$4,106,982
King L. Won	4,103,514
Ted C. Ho	3,948,400
Patrick P. Leong	3,700,904
Thomas K.Y. Cheung	3,115,327
Wai-Yan “Sandy” Chau	2,986,247

Investor Rights Agreement

We are party to an Investor Rights Agreement, or IRA, dated as of January 20, 2010, with our founders Ted C. Ho, Thomas L. Gallatin, King L. Won, Patrick P. Leong and Thomas K.Y. Cheung, and the entities affiliated with Highland Capital Partners who hold shares of our preferred stock, which provides, among other things, that certain holders of our common stock and preferred stock have certain rights relating to the registration of their shares of common stock. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Offer Letter Agreements

In addition to the offer letter agreements with Paul A. Hooper and Duston M. Williams discussed in the section titled “Executive Compensation—Executive Employment Arrangements,” we have entered into offer letter agreements with the following individuals.

Shehzad T. Merchant

On March 8, 2013, we entered into an offer letter agreement with Shehzad T. Merchant, our chief strategy officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Merchant’s current annual base salary is $250,000 and he is eligible for a cash bonus of up to $125,000. Mr. Merchant’s base salary is subject to review annually.

Paul B. Shinn

On April 24, 2012, we entered into an offer letter agreement with Paul B. Shinn, our general counsel. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Shinn’s current annual base salary is $260,000 and he is eligible for a cash bonus of up to $130,000. Mr. Shinn’s base salary is subject to review annually.

David A. de Simone

On September 26, 2012, we entered into an offer letter agreement with David A. de Simone, our vice president of engineering. The offer letter agreement has no specific term and constitutes at-will employment. Mr. de Simone’s current annual base salary is $250,000 and he is eligible for a cash bonus of up to $125,000. Mr. de Simone’s base salary is subject to review annually.

Additionally, we entered into offer letters with board members Kenneth A. Goldman and Michael C. Ruettgers, which provided that each of Messrs. Goldman and Ruettgers would receive a cash meeting fee of $1,000 for each board meeting that they attend in person or via telephone, and that they would be reimbursed for all travel and out-of-pocket expenses in connection with their attending board meetings in person. The offer letters with Messrs. Goldman and Ruettgers provide that they will be granted 70,000 performance units and 136,666 performance units, respectively, under our 2009 Plan. These offer letters were superseded by our non-employee director compensation policy which became effective upon the completion of our IPO. We also entered into an offer letter with Mr. Miller, which provided the same cash fees and reimbursement as well as an option grant to purchase 40,000 shares of our common stock. This letter was superseded by our non-employee director compensation policy and the option granted thereunder ceased to vest upon Mr. Miller’s resignation from our board of directors.

Change in Control Severance Agreements

We have entered into change in control severance agreements with our chief executive officer, Paul A. Hooper, our vice president of technology, Thomas K.Y. Cheung, our vice president of worldwide sales, Michael T. Hoffman, our chief technology officer, Patrick P. Leong, our chief strategy officer, Shehzad T. Merchant, our vice president of engineering, David A. de Simone, and our general counsel, Paul B. Shinn, which provide for severance compensation. With the exception of Mr. Hooper’s agreement, the agreements provide that upon a termination of employment without cause or resignation for good reason (as such terms are defined in the agreements) before the date that is three months prior to a change in control of our company or following the date that is 12 months following a change in control, then the executive will receive a cash severance payment equal to six months of his base salary plus reimbursement for COBRA premiums for up to six months and will be entitled to six months of accelerated vesting of his equity awards. The agreements further provides that upon a termination of employment without cause or resignation for good reason during the period beginning three months prior to a change in control and ending 12 months following a change in control, then the executive will receive a cash severance payment equal to six months of his base salary plus reimbursements for COBRA premiums for up to six months and will be entitled to either 24 months of accelerated vesting of his equity awards if the change in control occurs within the first 12 months following the executive’s date of hire, or full accelerated vesting if the change in control occurs after the first 12 months following the executive’s date of hire. The agreements require the executive to sign a general release of claims in favor of the company as a condition of receiving the severance and equity acceleration benefits described above. The agreements each have a three year term and then renew automatically for successive one year terms unless either party provides the other party with written notice of non-renewal at least 60 days prior to the end of the then-current term. Additionally, Mr. Hoffman’s agreement provides for payment of one half of his annual bonus and sales commission targets upon a termination of his employment without cause or resignation for good reason during the period beginning three months prior to a change in control and ending 12 months following a change in control.

Mr. Hooper’s agreement is subject to substantially similar terms to the change in control severance agreements described above, with the exception that his agreement provides for a cash severance payment equal to 12 months of his base salary plus reimbursements for COBRA premiums for up to 12 months and 12 months of accelerated vesting of his equity awards upon a termination of his employment without cause or resignation for good reason at any time before the date that is three months prior to a change in control or after 12 months following a change in control. Additionally, Mr. Hooper’s agreement provides that upon a termination of his employment without cause or resignation for good reason during the period beginning three months prior to a change in control and ending twelve months following a change in control, he will be entitled to a cash severance payment equal to 12 months of his base salary plus reimbursement for COBRA premiums for up to 12 months and will be entitled to either 24 months of accelerated vesting of his equity awards if the change in control occurs within the first 12 months following his date of hire, or full accelerated vesting if the change in control occurs after the first 12 months following his date of hire.

Other Transactions

We have paid annual cash performance bonuses as part of the founders’ bonus to certain of our key employees, including the named executive officers, during 2010, 2011 and 2012. See the section titled “Executive Compensation—Annual Performance-Based Cash Bonus” for additional information.

We entered into an advisor agreement with our former chief executive officer and director, Ted C. Ho, which terminated effective June 30, 2013. See the section titled “Executive Compensation—Advisor Agreement” for additional information.

On August 17, 2012, we entered into an option remediation agreement with Michael T. Hoffman, our vice president of worldwide sales. Pursuant to the option remediation agreement, we agreed to pay certain taxes, penalties and interest that Mr. Hoffman incurred or may incur in connection with the exercise of his options in Gigamon Systems LLC, and also agreed to grant Mr. Hoffman an option to purchase 48,623 shares of our common stock and 1,680 restricted stock units. In exchange for the foregoing, Mr. Hoffman agreed that such consideration satisfied in full all outstanding obligations owed to him by us related to such option exercise, and agreed to have units of Gigamon Systems LLC withheld to satisfy the purchase price and taxes related to the aforementioned exercise of his option. As of June 29, 2013, we have reserved approximately $0.1 million for estimated tax remediation costs in connection with Mr. Hoffman’s option remediation.

We have paid distributions to our stockholders. See the section titled “Capitalization” for additional information.

On December 31, 2010, we granted Michael C. Ruettgers, a non-employee director, an award of 136,666 performance units under our 2009 Plan. Each performance unit represents a contractual right to receive a payment upon a “Change of Control,” which included the completion of the IPO, based on the value of one share of our common stock, less a per unit base price of $0.15. The performance units held by Mr. Ruettgers vested in full upon the completion of the IPO. Based on a per unit value equal to the IPO price of $19.00 per share, less the $0.15 base price, the payment to Mr. Ruettgers for the performance units in connection with the IPO was $2.6 million.

On March 31, 2011, we granted Kenneth A. Goldman, a non-employee director, an award of 70,000 performance units under our 2009 Plan. Each performance unit represents a contractual right to receive a payment upon a “Change of Control,” which included the completion of the IPO, based on the value of one share of our common stock, less a per unit base price of $0.15. The performance units held by Mr. Goldman vested in full upon the completion of the IPO. Based on a per unit value equal to the IPO price of $19.00 per share, less the $0.15 base price, the payment to Mr. Goldman for the performance units in connection with the IPO was $1.3 million.

On September 30, 2011, we granted Michael T. Hoffman, our vice president of worldwide sales, an award of 16,666 performance units under our 2009 Plan. Each performance unit represents a contractual right to receive a payment upon a “Change of Control,” which included the completion of the IPO, based on the value of one share of our common stock, less a per unit base price of $0.15. Based on a per unit value equal to the IPO price of $19.00 per share, less the $0.15 base price, the payment to Mr. Hoffman for the performance units in connection with the IPO was $0.3 million.

On September 30, 2011, we granted Paul A. Hooper, our chief executive officer, an award of 136,666 performance units under our 2009 Plan. Each performance unit represents a contractual right to receive a payment upon a “Change of Control,” which included the completion of the IPO, based on the value of one share of our common stock, less a per unit base price of $0.15. Based on a per unit value equal to the IPO price of $19.00 per share, less the $0.15 base price, the payment to Mr. Hooper for the performance units in connection with the IPO was $1.1 million.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2010, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are also empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each of our directors, as well as our executive officers. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or stockholders who own greater than 5% of our outstanding common stock and their affiliates, in each case since the beginning of the most recently completed fiscal year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 28, 2013, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws. Based on the information provided to us by, or on behalf of, the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Applicable percentage ownership prior to this offering is based on 30,491,907 shares of common stock outstanding as of September 28, 2013. Applicable percentage ownership after this offering is based on 31,085,625 shares of common stock outstanding as of September 28, 2013, after giving effect to the sale and issuance by us of 300,000 shares of our common stock in this offering and the issuance of 293,718 shares of our common stock to be acquired by certain selling stockholders through option exercises in order to sell those shares in this offering. Applicable percentage ownership of our common stock after this offering assuming the full exercise of the underwriters’ option to purchase additional shares includes the sale of an additional 765,000 shares of common stock by certain of the selling stockholders in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of September 28, 2013.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gigamon Inc., 598 Gibraltar Drive, Milpitas, California 95035.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered in the Offering	Shares Beneficially Owned After the Offering		Number of Shares Being Offered in Option to Purchase Additional Shares	Shares Beneficially Owned After this Offering if Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
Named Executive Officers and Directors:
Paul A. Hooper(1)	50,948	*	—	50,948	*	—	50,948	*
Duston M. Williams(2)	138,889	*	—	138,889	*	—	138,889	*
Patrick P. Leong(3)	2,389,887	7.8	420,000	1,969,887	6.3	—	1,969,887	6.3
Corey M. Mulloy(4)	7,614,847	25.0	1,840,347	5,774,500	18.6	765,000	5,009,500	16.1
Kenneth A. Goldman(5)	9,319	*	—	9,319	*	—	9,319	*
Michael C. Ruettgers(6)	14,833	*	—	14,833	*	—	14,833	*
All directors and executive officers as a group (10 Persons)(7)	10,463,658	33.9	2,401,347	8,053,305	25.6	765,000	7,288,305	23.2

5% Stockholders:
Entities Affiliated with Highland Capital Partners(8)	7,614,847	25.0	1,840,347	5,774,500	18.6	765,000	5,009,500	16.1
Wai Yan “Sandy” Chau(9)	1,966,103	6.5	430,000	1,536,103	4.9	—	1,536,103	4.9
Thomas K.Y. Cheung	2,022,141	6.6	300,000	1,722,141	5.5	—	1,722,141	5.5
Ted C. Ho(10)	2,495,369	8.2	600,000	1,895,369	6.1	—	1,895,369	6.1
King Won	1,581,535	5.2	—	1,581,535	5.1	—	1,581,535	5.1

Selling Stockholders:
Michael Bennett(11)	80,560	*	10,000	70,560	*	—	70,560	*
Susan Chen	67,273	*	67,273	—	—	—	—	—
Lorna Gallatin(12)	390,040	1.3	76,000	314,040	1.0	—	314,040	1.0
Thomas L. Gallatin(13)	949,373	3.1	200,000	749,373	2.4	—	749,373	2.4
Brandy Higgins(14)	402,039	1.3	83,623	318,416	1.0	—	318,416	1.0
Michael T. Hoffman(15)	156,949	*	150,000	6,949	*	—	6,949	*
Ioan Imbrisca	201,820	*	201,820	—	—	—	—	—
Crystal Martinez(16)	390,040	1.3	76,000	314,040	1.0	—	314,040	1.0
Ning Wang(17)	67,697	*	36,000	31,697	*	—	31,697	*
Nelson Wong	215,275	*	65,000	150,275	*	—	150,275	*
Wai-Pang Yuen(18)	134,264	*	100,000	34,264	*	—	34,264	*
All Other Selling Stockholders (5 persons)	253,890	*	143,937	109,953	*	—	109,953	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Consists of 50,948 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(2)	Consists of 138,889 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(3)

Consists of (i) 2,374,610 shares held by the Leong-Wong Family Trust, of which Mr. Leong is a trustee, and (ii) 15,277 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.

(4)	Consists of the shares listed in footnote (8) below, which are held by entities affiliated with Highland Capital Partners.
(5)	Consists of 9,319 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(6)	Consists of 14,833 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(7)

Consists of (i) 10,074,160 shares beneficially owned by our current executive officers and directors and (ii) 389,492 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.

(8)

Consists of (i) 4,681,602 shares held by Highland Capital Partners VII Limited Partnership, a Delaware limited partnership (“Highland Capital VII”), (ii) 1,134,443 shares held by Highland Capital Partners VII-B Limited Partnership, a Delaware limited partnership (“Highland Capital VII-B”), (iii) 1,652,107 shares held by Highland Capital Partners VII-C Limited Partnership, a Delaware limited partnership (“Highland Capital VII-C”) and (iv) 146,695 shares held by Highland Entrepreneurs’ Fund VII Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund,” and collectively with Highland Capital VII, Highland Capital VII-B and Highland Capital VII-C, the “Highland Investing Entities”). Highland Management Partners VII Limited Partnership, a Delaware limited partnership (“HMP VII”), is the general partner of the Highland Investing Entities. Highland

Management Partners VII, LLC, a Delaware limited liability company (“Highland Management”), is the general partner of HMP VII. Peter W. Bell, Sean M. Dalton, Robert J. Davis, Paul A. Maeder, Daniel J. Nova and Corey M. Mulloy, are the managing members of Highland Management. Highland Management, as the general partner of the general partner of the Highland Investing Entities, is deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The managing members of Highland Management are deemed to share voting and investment power over the shares held by the Highland Investing Entities. The address for the entities affiliated with Highland Capital Partners is One Broadway, 16th Floor, Cambridge, MA 02142.

(9)

Consists of (i) 1,478,025 shares held by the Ruth K.T. Chan Family Trust, (ii) 244,039 shares held by the Elaine Y.R. Chau 2006 Irrevocable Trust and (iii) 244,039 shares held by the Howard H.R. Chau 2006 Irrevocable Trust UAD 8-31-2006. The Ruth K.T. Chan Family Trust and Wai-Yan “Sandy” Chau have entered into an irrevocable proxy under which Wai-Yan “Sandy” Chau has full voting power with respect to the shares held by the Ruth K.T. Chan Family Trust and its transferees, the Elaine Y.R. Chau 2006 Irrevocable Trust and the Howard H.R. Chau 2006 Irrevocable Trust.

(10)

Consists of (i) 645,345 shares held by the Ted & Julie Ho Living Trust, of which Mr. Ho is a grantor and a trustee, (ii) 925,012 shares held by the Ted Ching-Lin Ho Nevada Gift Trust under which Mr. Ho may receive discretionary distributions from during his lifetime and (iii) 925,012 shares held by the Julie Hsiao Ling Ho Nevada Gift Trust under which Mr. Ho may receive distributions during his lifetime.

(11)	Consists of 80,560 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(12)

Consists of (i) 100,020 shares held by Armentrout & Associates, Ltd., Trustee of the Lorna Gallatin Trust #1 under which Ms. Gallatin may receive distributions during her lifetime and (ii) 290,020 shares held by Armentrout & Associates, Ltd., Trustee of the Lorna Gallatin Trust #2 under which Ms. Gallatin may receive distributions during her lifetime.

(13)	Consists of 949,373 shares held by The Gallatin Family Trust dated February 19, 2010 of which Mr. Gallatin is a grantor and trustee.
(14)

Consists of (i) 7,623 shares held by Ms. Higgins, (ii) 100,020 shares held by Armentrout & Associates, Ltd., Trustee of the Brandy Higgins Trust #1 under which Ms. Higgins may receive distributions during her lifetime, (iii) 290,020 shares held by Armentrout & Associates, Ltd., Trustee of the Brandy Higgins Trust #2 under which Ms. Higgins may receive distributions during her lifetime and (iv) 4,376 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of April 30, 2013.

(15)	Consists of (i) 84,703 shares held by Mr. Hoffman and (ii) 72,246 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(16)

Consists of (i) 100,020 shares held by Armentrout & Associates, Ltd., Trustee of the Crystal Martinez Trust #1 under which Ms. Martinez may receive distributions during her lifetime and (ii) 290,020 shares held by Armentrout & Associates, Ltd., Trustee of the Crystal Martinez Trust #2 under which Ms. Martinez may receive distributions during her lifetime.

(17)	Consists of (i) 42,351 shares held by Mr. Wang and (ii) 25,346 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.
(18)	Consists of 134,264 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of September 28, 2013.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock as set forth in our amended and restated certificate of incorporation and our amended and restated bylaws as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and investor rights agreement, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of June 29, 2013, there were 30,475,787 shares of our common stock outstanding, held by approximately 40 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation established a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

As of June 29, 2013, there were 3,860,611 shares of common stock subject to outstanding options issued pursuant to our 2012 Unit Option Plan and our 2013 Plan, with a weighted average exercise price of $8.84 per share, and 677,440 shares of common stock issuable upon the vesting of restricted stock units issued pursuant to our 2012 Option Plan and our 2013 Plan. Certain selling stockholders will acquire an aggregate of 293,718 shares of our common stock through option exercises in order to sell those shares in this offering.

Registration Rights

After giving effect to the sale by holders of registration rights of 4,506,282 shares of our common stock in this offering, the holders of approximately 18,205,200 shares of our common stock (or 17,440,200 shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA and are described in additional detail below. We, along with our founders and certain other stockholders are parties to the IRA. We entered into the IRA in connection with our preferred stock financing in January 2010. These registration rights expire (i) five years following the date of our IPO, (ii) upon the closing of a transfer of a majority of our common stock or securities exchangeable for or convertible into our common stock (through a merger, consolidation or stock purchase) or sale of all or substantially all of our assets, or (iii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of the IPO, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters until December 8, 2013, subject to certain terms and conditions. In connection with this offering, certain stockholders that have registration rights agreed not to sell or otherwise dispose of any securities without prior written consent of Goldman, Sachs & Co. for a period of 90 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriters” for additional information.

Demand Registration Rights

After giving effect to the sale by existing holders of registration rights of 1,840,347 shares of our common stock in this offering, the holders of approximately 5,774,500 shares of our common stock (or 5,009,500 shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) are entitled to certain demand registration rights. Six months after the completion of the IPO, the holders of at least 50% of these shares, or a lesser percentage if the registration covers at least that number of shares with an anticipated aggregate offering price of at least $10.0 million, then outstanding can request that we register the offer and sale of their shares. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 45 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of a registration statement relating to the public offering of our securities.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, after giving effect to the sale by existing holders of registration rights of 4,506,282 shares of our common stock in this offering, the holders of up to 18,205,200 shares of our common stock (or 17,440,200 shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan and a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After giving effect to the sale by existing holders of registration rights of 1,840,347 shares of our common stock in this offering, the holders of up to approximately 5,774,500 shares of our common stock (or 5,009,500 shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is made by holders of 10% of our common stock or securities convertible into common stock, and the request covers at least that number of shares with an anticipated aggregate offering price of at least $2.5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 45 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provides that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors” for additional information.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8206.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “GIMO.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 29, 2013, after giving effect to the sale and issuance by us of 300,000 shares of our common stock in this offering and the issuance of 293,718 shares of our common stock to be acquired by certain selling stockholders through option exercises in order to sell those shares in this offering, we will have a total of 31,069,505 shares of our common stock outstanding. Of these outstanding shares, all of the 12,862,500 shares of common stock sold in our IPO and in this offering (or 13,627,500 shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be freely tradable, except that any shares purchased in our IPO or in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock are deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters of our IPO under which they have agreed, subject to certain exceptions, not to sell, dispose of or hedge any of our stock until December 8, 2013. Additionally, our officers, directors and stockholders selling shares of common stock in this offering have agreed with the underwriters of this offering, subject to certain exceptions, not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for our common stock for a period of 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. As a result of these agreements and the provisions of our IRA described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•

12,862,500 shares sold in this offering and in our IPO (or 13,627,500 shares if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be immediately available for sale in the public market;

•

3,406,814 shares, which are not subject to the lock-up agreements entered into or to be entered into in connection with this offering by our officers, directors and stockholders selling shares of common stock in this offering, will be eligible for sale on December 8, 2013 in the public market upon the expiration of lock-up agreements entered into in connection with our IPO and market standoff agreements with us; and

•

the remaining 14,800,191 shares (or 14,035,191 shares if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full) will be eligible for sale in the public market upon the expiration of the lock-up agreements entered into or to be entered into in connection with this offering by our officers, directors and stockholders selling shares of common stock in this offering, which will occur 90 days after the date of this prospectus.

Lock-Up Agreements

In connection with our IPO, we, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock before December 8, 2013. In addition, Goldman, Sachs & Co. may, in its discretion, and with the company’s consent, release any of the securities subject to these lock-up agreements at any time. Beginning on December 8, 2013, subject to the follow-on lock-up agreements discussed below, the shares subject to these lock-up agreements may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

Additionally, our officers, directors and stockholders selling shares of common stock in this offering have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock for a period of 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 310,695 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Registration Rights

Pursuant to our IRA, and after giving effect to the sale by holders of registration rights of 4,506,282 shares of our common stock in this offering, the holders of up to 18,205,200 shares of our common stock (or 17,440,200 shares of our common stock if the underwriters exercise their option to purchase additional shares from certain selling stockholders in this offering in full), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statements on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options or restricted stock units or reserved for issuance under our 2012 Option Plan, our 2013 Plan and our 2013 Employee Stock Purchase Plan. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Equity Awards

As of June 29, 2013, there were 3,860,611 shares of common stock subject to outstanding options issued pursuant to our 2012 Option Plan and our 2013 Plan, with a weighted average exercise price of $8.84 per share, and 677,440 shares of common stock issuable upon the vesting of restricted stock units issued pursuant to our 2012 Option Plan and our 2013 Plan. Certain selling stockholders will acquire an aggregate of 293,718 shares of our common stock through option exercises in order to sell those shares in this offering. We have filed a registration statement on Form S-8 under the Securities Act to register shares that were issued or may be issued pursuant to our 2012 Option Plan, our 2013 Plan and our 2013 Employee Stock Purchase Plan, and shares covered by the registration statement are now eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding a potential investment in our common stock.

You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is not a partnership other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We do not anticipate making any distributions on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the U.S.), are includible in your gross income in the taxable year received, and are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. The withholding provisions described above will generally apply to dividends on our common stock paid on or after July 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock paid on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Raymond James & Associates, Inc.
Pacific Crest Securities LLC
William Blair & Company, L.L.C.

Total	5,100,000

The underwriters will be committed to take and pay for all of the shares being offered, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 765,000 shares from certain selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with the IPO, we, our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock agreed that, subject to certain exceptions and under certain conditions, until December 8, 2013, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. may, in its discretion, release any of the securities subject to these lock-up agreements at any time without notice. For the purposes of this offering, Goldman, Sachs & Co. intends to release the restrictions under lock-up agreements entered into in connection with the IPO applicable to us and the selling stockholders to the extent necessary to permit the sale of shares offered in this offering. In connection with this offering, we, our officers, directors and stockholders selling shares of common stock in this offering have agreed or will agree to substantially similar lock-up arrangements with the underwriters for a period of 90 days after the date of this prospectus. See the section titled “Shares Available for Future Sale” for additional information.

Our common stock is listed on the New York Stock Exchange under the symbol “GIMO.” On October 18, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $36.08 per share.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In the ordinary course of our business, our products were sold to certain of the underwriters of this offering. We derived less than 5% of our revenue in each of 2011 and 2012 from the underwriters of this offering as a group.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures

Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.9 million, which includes an amount not to exceed $20,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, has passed upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Goodwin Procter LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement or incorporated by reference therein. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed or incorporated by reference as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.gigamon.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

GIGAMON INC.

Gigamon Inc., the registrant whose name appears on the cover of this report, converted from a Delaware limited liability company into a Delaware corporation and changed its name from Gigamon LLC to Gigamon Inc. on May 31, 2013. The financial statements for the period covered by this report are those of Gigamon Inc. for periods beginning after May 31, 2013 and those of Gigamon LLC for periods ended on or before May 31, 2013. Because Gigamon LLC was the predecessor in interest to Gigamon Inc., giving retroactive effect to the conversion from a Delaware limited liability company into a Delaware corporation would not affect the financial statements contained in this report, except with respect to the information regarding the membership units in the LLC. We do not differentiate between the operations and financial results of Gigamon Inc. and the operations and financial results of Gigamon LLC and we refer to these entities as the “Company” throughout this report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Gigamon LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), consolidated statements of redeemable convertible preferred units and members’ deficit, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Gigamon LLC, and its subsidiary at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2011, the Company changed the manner in which it recognizes revenue for multiple element arrangements.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 25, 2013, except for the effects of the reverse stock split described in Note 14, as to which the date is May 20, 2013.

Gigamon Inc.

Consolidated Balance Sheets

(In thousands)

	December 31, 2011	December 31, 2012	June 29, 2013
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,102	$18,675	$121,522
Accounts receivable, net	16,397	20,677	17,908
Inventories	7,437	3,736	3,241
Deferred tax assets, current	—	—	4,679
Prepaid expenses and other current assets	4,962	3,407	3,269

Total current assets	41,898	46,495	150,619
Property and equipment, net	2,017	2,686	3,558
Deferred income taxes	—	—	19,906
Other assets	80	2,316	17

TOTAL ASSETS	$43,995	$51,497	$174,100

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED UNITS AND MEMBERS’ DEFICIT/STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,665	$3,221	$2,986
Accrued liabilities	7,871	13,889	36,044
Gigamon LLC members’ distribution payable	12,742	4,821	399
Deferred revenue	18,437	23,917	27,662

Total current liabilities	41,715	45,848	67,091
Deferred revenue, non-current	3,525	6,903	8,639
Other liabilities, non-current	456	447	219

TOTAL LIABILITIES	45,696	53,198	75,949

Commitments and Contingencies (Note 6)
Redeemable convertible Series A preferred units – $2.81 per unit value; 8,110 units authorized at December 31, 2011 and 2012, and no units authorized at June 29, 2013 (unaudited); 8,110 units issued and outstanding at December 31, 2011 and 2012; and no units issued and outstanding at June 29, 2013 (unaudited); redemption value of $33,483	26,108	28,344	—

MEMBERS’ DEFICIT/STOCKHOLDERS’ EQUITY
Common Units – No par value per unit; 33,333 units authorized at December 31, 2011 and 2012; and no units authorized at June 29, 2013 (unaudited); 17,300 units issued and outstanding at December 31, 2011 and 2012; and no units issued and outstanding at June 29, 2013 (unaudited)	1,625	1,625	—
Preferred stock—$0.0001 par value; no shares authorized at December 31, 2011 and 2012, and 20,000 shares authorized at June 29, 2013 (unaudited); no shares issued and outstanding, actual	—	—	—
Common stock—$0.0001 par value; no shares authorized, issued or outstanding at December 31, 2011 and 2012; 1,000,000 shares authorized, 30,476 shares issued and outstanding at June 29, 2013 (unaudited)	—	—	3
Treasury units/stock—No par value; 8,110 units/shares authorized and outstanding as of December 31, 2011, December 31, 2012 and June 29, 2013 (unaudited), actual	(12,469)	(12,469)	(12,469)
Additional paid-in capital	159	1,522	119,153
Accumulated deficit	(17,124)	(20,723)	(8,536)

TOTAL MEMBERS’ DEFICIT/STOCKHOLDERS’ EQUITY	(27,809)	(30,045)	98,151

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED UNITS, AND MEMBERS’ DEFICIT/STOCKHOLDERS’ EQUITY	$43,995	$51,497	$174,100

The accompanying notes are an integral part of these consolidated financial statements.

Gigamon Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
Revenue:
Product	$35,577	$51,308	$69,516	$27,106	$40,873
Services	10,909	16,797	27,199	12,063	17,349

Total revenue	46,486	68,105	96,715	39,169	58,222
Cost of revenue:
Product	6,122	12,528	18,039	7,451	11,822
Services	2,239	1,900	2,246	945	2,564

Total cost of revenue	8,361	14,428	20,285	8,396	14,386

Gross profit	38,125	53,677	76,430	30,773	43,836
Operating expenses:
Research and development	12,283	12,530	17,730	7,515	22,768
Sales and marketing	12,522	19,358	39,359	17,335	38,535
General and administrative	6,610	4,766	11,665	4,041	16,197

Total operating expenses	31,415	36,654	68,754	28,891	77,500

Income (loss) from operations	6,710	17,023	7,676	1,882	(33,664)
Interest income	9	4	64	6	3
Other expense, net	(7)	(16)	(70)	(33)	(25)

Income (loss) before provision for income taxes	6,712	17,011	7,670	1,855	(33,686)
Income tax (provision) benefit	(75)	(80)	(139)	(91)	24,542

Net income (loss)	6,637	16,931	7,531	1,764	(9,144)
Accretion of preferred units to redemption value and issuance costs	(1,834)	(2,078)	(2,236)	(1,097)	(1,088)
(Earnings) loss distributable to preferred unit holders/stockholders	(1,350)	(4,741)	(1,690)	(213)	1,107

Net income (loss) attributable to common unit holders/stockholders	$3,453	$10,112	$3,605	$454	$(9,125)

Net income (loss) per common unit/stock attributable to common unit holders/stockholders:
Basic and Diluted	$0.19	$0.58	$0.21	$0.03	$(0.50)

Weighted average shares used in computing net income (loss) per common unit/stock attributable to common unit holders/stockholders:
Basic	17,862	17,300	17,300	17,300	18,284

Diluted	17,862	17,300	17,303	17,300	18,284

Comprehensive income (loss) attributable to common unit holders/stockholders	$3,453	$10,112	$3,605	$454	$(9,125)

The accompanying notes are an integral part of these consolidated financial statements.

Gigamon Inc.

Consolidated Statements Of Redeemable Convertible Preferred Units And Members’ Deficit/Stockholders’ Equity

(In thousands)

	Preferred Units		Common Shares/Units		Treasury Units	Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit/ Stockholders’ Equity
	Units	Amount	Shares/ Units	Amount
Balance as of December 31, 2009	—	$—	25,410	$1,625	$—	$110	$(2,832)	$(1,097)
Issuance of Series A preferred units, net of issuance costs	8,110	22,196	—	—	—	—	—	—

Treasury units	—	—	(8,110)	—	(12,469)	—	—	(12,469)
Distribution to members	—	—	—	—	—	—	(17,005)	(17,005)
Stock-based compensation expense	—	—	—	—	—	37	—	37
Net income	—	—	—	—	—	—	6,637	6,637
Accretion of preferred units to redemption value and issuance costs	—	1,834	—	—	—	—	(1,834)	(1,834)

Balance as of December 31, 2010	8,110	24,030	17,300	1,625	(12,469)	147	(15,034)	(25,731)
Distribution to members	—	—	—	—	—	—	(16,943)	(16,943)
Stock-based compensation expense	—	—	—	—	—	12	—	12
Net income	—	—	—	—	—	—	16,931	16,931
Accretion of preferred units to redemption value and issuance costs	—	2,078	—	—	—	—	(2,078)	(2,078)

Balance as of December 31, 2011	8,110	26,108	17,300	1,625	(12,469)	159	(17,124)	(27,809)
Distribution to members	—	—	—	—	—	—	(11,130)	(11,130)
Stock-based compensation expense	—	—	—	—	—	3,599	—	3,599

Net income	—	—	—	—	—	—	7,531	7,531
Accretion of preferred units to redemption value and issuance costs	—	2,236	—	—	—	(2,236)	—	(2,236)

Balance as of December 31, 2012	8,110	28,344	17,300	1,625	(12,469)	1,522	(20,723)	(30,045)
Distribution to members (unaudited)	—	—	—	—	—	—	(2,676)	(2,676)
Stock-based compensation expense (unaudited)	—	—	—	—	—	18,290	—	18,290
Conversion from LLC to corporation (unaudited)	—	—	(448)	(1,624)	—	(22,383)	24,007	—
Issuance of common stock, net of issuance costs (unaudited)	—	—	5,513	1	—	93,370	—	93,371
Issuance of common stock upon exercise of stock option (unaudited)	—	—	1	—	—	11	—	11
Conversion of preferred stock to common stock (unaudited)	(8,110)	(29,432)	8,110	1	—	29,431	—	29,432
Net loss (unaudited)	—	—	—	—	—	—	(9,144)	(9,144)
Accretion of preferred units to redemption value and issuance costs (unaudited)	—	1,088	—	—	—	(1,088)	—	(1,088)

Balance as of June 29, 2013 (unaudited)	—	$—	30,476	$3	$(12,469)	$119,153	$(8,536)	$98,151

The accompanying notes are an integral part of these consolidated financial statements.

Gigamon Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,637	$16,931	$7,531	$1,764	$(9,144)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	335	743	1,354	538	1,198
Stock-based compensation expense	37	12	3,599	636	18,290
Loss on disposal of fixed assets	3	—	52	—	14
Inventory write-downs (recovery)	—	3,227	1,543	1,382	(140)
Provision for doubtful accounts	—	16	—	—	—
Deferred income taxes	—	—	—	—	(24,585)

Changes in operating assets and liabilities:
Accounts receivable	(1,297)	(8,988)	(4,280)	4,760	2,769
Inventories	(3,346)	(4,811)	3,004	352	1,652
Prepaid expenses and other current assets	(157)	(3,894)	1,650	694	138
Other assets	(91)	10	(29)	(10)	92
Accounts payable	474	2,042	398	(1,288)	(85)
Accrued liabilities and other liabilities	1,409	5,488	4,000	3,944	19,385
Deferred revenue	3,670	10,841	8,858	2,110	5,481

Net cash provided by operating activities	7,674	21,617	27,680	14,882	15,065

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(832)	(2,124)	(2,006)	(1,240)	(2,200)

Net cash used in investing activities	(832)	(2,124)	(2,006)	(1,240)	(2,200)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net	—	—	—	—	97,068
Distribution of income to Gigamon LLC members	(13,887)	(12,195)	(18,181)	(7,440)	(7,097)
Proceeds from exercise of stock options	—	—	—	—	11
Payments of deferred offering costs	—	—	(1,920)	—	—
Proceeds from issuance of preferred units, net of issuance costs	22,196	—	—	—	—
Payment for common unit redemption	(12,469)	—	—	—	—

Net cash used in financing activities	(4,160)	(12,195)	(20,101)	(7,440)	89,982
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,682	7,298	5,573	6,202	102,847

CASH AND CASH EQUIVALENTS — Beginning of period	3,122	5,804	13,102	13,102	18,675

CASH AND CASH EQUIVALENTS — End of period	$5,804	$13,102	$18,675	$19,304	$121,522

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income taxes paid during the period	$20	$109	$111	$56	$47
NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of preferred stock into common stock	$—	$—	$—	$—	$29,432
Transfer of property and equipment to inventory	$—	$269	$—	$—	$—
Accretion of preferred units to redemption value and issuance costs discount	$1,834	$2,078	$2,236	$1,097	$1,088
Unpaid deferred offering costs	$—	$—	$287	$1,358	$1,777

The accompanying notes are an integral part of these consolidated financial statements.

Gigamon Inc.

Notes to Consolidated Financial Statements

1. Description of the Company

The Company

Gigamon Inc. (the “Company”) designs, develops and sells products and services that together provide customers with visibility and control of network traffic. The Company serves global enterprises and services providers that seek to maintain and improve the reliability, performance and security of their network infrastructure. The business was founded in 2004 and was originally operated by Gigamon Systems LLC, a California limited liability company (“Gigamon Systems”). In January 2009, the Company was formed as a limited liability company (“Gigamon LLC”) in the state of Delaware and Gigamon Systems contributed substantially all of its assets and liabilities to Gigamon LLC in exchange for all of Gigamon LLC’s common units. On May 31, 2013, the Company converted from a Delaware limited liability company into a Delaware corporation and changed its name from Gigamon LLC to Gigamon Inc. (the “LLC Conversion”).

Initial Public Offering (unaudited)

In June 2013, the Company completed its initial public offering (the “IPO”), in which 7,762,500 shares of its common stock were sold at a public offering price of $19.00 per share. The Company sold 5,512,500 shares of common stock, inclusive of 1,012,500 shares of common stock sold upon the exercise in full of the overallotment option by the underwriters. The Company received net proceeds of $93.4 million, net of underwriting discounts and commissions of $7.3 million and other offering expenses of approximately $4.0 million. In addition, certain selling stockholders sold 2,250,000 shares of common stock at a public offering price of $19.00 per share. The Company did not receive any proceeds from the sales of shares by the selling stockholders. In connection with its IPO, all of the Company’s then-outstanding redeemable convertible preferred stock was converted into 8.1 million shares of common stock.

Change in Fiscal Year End

Effective January 1, 2013, the Company changed its reporting period from a calendar year ending on December 31 of each year to a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal year 2013 will be a 52-week fiscal year ending on December 28, 2013, and each quarter will be a 13-week quarter. The second quarter of fiscal 2013 ended on June 29, 2013.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary in the United Kingdom, established in February 2011. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. On an ongoing basis, the Company evaluates its estimates,

Gigamon Inc.

Notes to Consolidated Financial Statements

including but not limited to those related to revenue recognition, provision for doubtful accounts, warranty reserve, excess and obsolete inventory write-downs, fair value of the Company’s common stock, depreciable lives, and income taxes. The Company bases its estimates on historical experience, projections for future performance and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Unaudited Interim Financial Statements

The accompanying interim consolidated financial statements are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which only include normal recurring adjustments, necessary to fairly state the Company’s financial position as of June 29, 2013, its results of operations and comprehensive income (loss) for the six months ended June 30, 2012 and June 29, 2013, and its cash flows for the six months ended June 30, 2012 and June 29, 2013. The financial data and the other financial information disclosed in the accompanying notes to the consolidated financial statements related to these six month periods are also unaudited. The results of operations for the six months ended June 29, 2013 are not necessarily indicative of the results to be expected for the full fiscal year or any other future periods.

Foreign Currency Transactions

The Company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars using the end-of-period exchange rates except for nonmonetary assets and liabilities, which are remeasured using historical exchange rates. Expenses are remeasured using an average exchange rate for the respective period. Gains or losses from foreign currency transactions are included in other expense, net. Foreign currency transaction gains and losses have not been significant to the consolidated financial statements for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of investments in money market funds.

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Gigamon Inc.

Notes to Consolidated Financial Statements

The Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities have carrying amounts which approximate fair value due to the short-term maturity of these instruments.

Accounts Receivable

Accounts receivable, which represent trade accounts receivable from both resellers and direct customers, are recorded at the invoiced amounts and do not bear interest. The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. The Company establishes an allowance for doubtful accounts for estimated losses resulting from the customer’s inability to make payments. Management determines the collectability of specific customer accounts by their past transaction history. If financial conditions of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Estimates for allowance for doubtful accounts are charged to operating expenses and a credit to a valuation allowance. As of December 31, 2011, December 31, 2012 and June 29, 2013, the Company had recorded an allowance of doubtful accounts of $16,000, zero and zero (unaudited), respectively.

Concentration of Market, Manufacturing and Credit Risk and Significant Customers

The Company operates in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities and other factors could negatively impact the Company’s operating results. A number of components that meet the Company’s manufacturing requirements are available only from single source suppliers. If these single source suppliers fail to satisfy the Company’s requirements on a timely basis at competitive prices, it could suffer manufacturing delays, a possible loss of revenues, or incur higher cost of sales, any of which could adversely affect its operating results. In addition, the Company relies on a limited number of contract manufacturers to manufacture substantially all of its product and relies on a single-source manufacturer for certain of its product modules. The inability of its contract manufacturers to provide the Company with adequate supplies of high-quality products could cause a delay in order fulfillment, which could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. As of December 31, 2012, the Company placed the majority of its cash and cash equivalents, primarily in institutional money market funds, with one major financial institution in the United States of America that management believes is creditworthy.

The Company sells its products primarily through channel partners, including distributors and resellers, and occasionally directly to end-user customers. For the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and June 29, 2013, no end-user customer accounted for 10% or more of total revenue. The Company generally requires no collateral from its customers.

Gigamon Inc.

Notes to Consolidated Financial Statements

Customers that represented more than 10% of total revenue and accounts receivable are the following:

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
Percent of Total Revenue:
Customer A (distributor)	*	37%	63%	61%	57%
Customer B (reseller)	34%	18%	*	*	*
Customer C (reseller)	10%	*	*	*	*

* less than 10%

	As of
	December 31, 2011	December 31, 2012	June 29, 2013
			(unaudited)
Percent of Accounts Receivable:
Customer A (distributor)	32%	50%	45%
Customer B (reseller)	20%	*	*

* less than 10%

Inventory

Inventory is valued at the lower of cost computed on a first-in, first-out basis, or market value. At the point of inventory write-down, a new lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

The Company writes down inventory in excess of forecasted demand over a certain period. In these cases, inventory is reduced to estimated realizable value based on historical usage and expected demand. Inherent in the Company’s estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for the Company’s products, and technical obsolescence of products.

The Company recognized a benefit of $0.1 million (unaudited) from the sale of previously written-down inventory in the six months ended June 29, 2013, as a component of cost of revenue. The Company recorded inventory write-downs of zero, $3.2 million, and $1.5 million in the years ended December 31, 2010, 2011, and 2012, respectively, and $1.4 million (unaudited) in the six months ended June 30, 2012, as a component of cost of revenue.

Deferred Costs

The Company defers the direct cost of inventory associated with the revenue that has been deferred. These costs are recognized when the associated revenue is recognized. The Company had deferred costs recorded within prepaid expenses and other current assets of $0.5 million, $0.6 million and $0.8 million (unaudited) at December 31, 2011, December 31, 2012 and June 29, 2013, respectively.

Gigamon Inc.

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight–line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of these improvements or the remaining term of the lease. Maintenance and repairs are charged to operations as incurred.

The useful lives of the property and equipment are as follows:

Furniture and fixtures	5 years
Software	3 to 5 years
Equipment and machinery	1.5 to 3 years
Leasehold improvements	Shorter of lease term or estimated useful life

Research and Development and Software Development Costs

Research and development costs are expensed as incurred, except for certain software development costs. To-date, software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the anticipated future net undiscounted cash flows to the related assets’ carrying values.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. No assets were determined to be impaired during any of the periods presented.

Revenue Recognition

The Company generates revenue from sales of traffic visibility solutions to resellers and direct customers (“product revenue”) as well as maintenance and support contracts and other billable services (together “services revenue”). Most of the Company’s products are hardware appliances containing software components that function together to deliver the essential functionality of the solution. The Company typically delivers products and services in a single transaction. The deliverables consist of traffic visibility solutions, maintenance and support, and other billable services. The Company’s typical arrangement includes the sale of one or multiple products that include first year maintenance and support as well as standard warranty. Other arrangements consist of the sale of products bundled with additional maintenance and support or a renewal of maintenance and support contracts. Billable services are billed in advance or when service is provided and performed as requested by customers. Under maintenance and support contracts, services are provided as needed by customers over the fixed arrangement term. The Company does not grant its customers a general right of return or any refund terms, except to two of the Company’s distributors which have a general right of return and in that case, revenue is deferred until sell-through has occurred. Revenue is reported net of rebates, discounts, and any other sales incentives. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price is fixed or determinable, and collectability is reasonably assured.

Gigamon Inc.

Notes to Consolidated Financial Statements

Services revenue is recognized ratably over the contractual support period, which is typically one year and can be up to five years.

In 2009, the Financial Accounting Standard Board (“FASB”) amended the accounting guidance for arrangements with multiple deliverables. The new accounting guidance requires an entity to establish separate units of accounting in multiple element arrangements and the allocation of revenue to each deliverable is based on relative selling price. The guidance established a hierarchy of evidence to determine the standalone selling price of a deliverable based on vendor-specific objective evidence (“VSOE”), third-party evidence (“TPE”) of the selling price, or best estimated selling prices (“BESP”).

Effective January 1, 2011, the Company adopted, on a prospective basis, the new accounting guidance for arrangements that include software elements and arrangements with multiple deliverables. The Company applies the new accounting guidance for new and materially modified arrangements originating after December 31, 2010. Revenue for arrangements with multiple elements entered into prior to 2011 was allocated to each element using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of one or more undelivered elements does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements, or (ii) when fair value can be established unless maintenance is the only undelivered element, in which case the entire arrangement fee is recognized ratably over the contractual support period.

The incremental revenue recorded in the year ended December 31, 2011 due to the adoption of the amended guidance was $860,000. The Company is not able to reasonably estimate the effect of adopting this guidance on future periods as the impact will vary if the Company modifies or develops new go-to-market strategies or pricing practices, which could impact VSOE and BESP resulting in a different allocation of revenue to the deliverables in multiple element arrangements.

When the Company enters in arrangements to provide more than one product or service (multiple deliverables), these arrangements are evaluated to determine if the multiple elements consist of more than one unit of accounting and can be separated accordingly. Based on separation criteria under the guidance, deliverables in multiple element arrangements can be segregated into separate units of accounting if they have value to the customer on a standalone basis. If deliverables can be separated into individual units of accounting, then the arrangement consideration is allocated among deliverables based on their relative selling price. Revenue from each deliverable is recognized when all requirements are met for that specific deliverable. If deliverables cannot be separated into separate units of accounting, then the arrangement will be accounted for as a single unit of accounting and revenue will be recognized when all requirements are met for all deliverables within the arrangement. The Company has established VSOE for maintenance and support contracts since the majority of selling prices fall within a narrow range when sold separately. For deliverables with no established VSOE, the Company established BESP to determine the standalone selling price for such deliverables. TPE is not used since this information is not widely available in the market. The Company has established a process for developing BESP, which incorporates historical selling prices, the effect of market conditions, gross margin objectives, pricing practices, as well as entity specific factors. The Company monitors and evaluates BESP on a regular basis to ensure that changes in circumstances are accounted for in a timely manner.

Costs of products not yet recognized as revenue are deferred and included as a component of prepaid expenses and other current assets in the consolidated balance sheets.

Gigamon Inc.

Notes to Consolidated Financial Statements

In accordance with contractual provisions, the Company may offer cooperative marketing funds based on a fixed dollar percentage of product sales to certain of its channel partners. The Company records such amounts as a reduction to revenue, or if the Company has evidence of fair value of the separable and identifiable benefit received, as marketing expense.

Shipping and Handling Charges

Shipping and handling costs are recorded in cost of revenue in the period products are shipped to customers.

Warranty

Beginning on February 1, 2011, the Company began providing five-year warranties on its products against defects in manufacturing. Prior to February 1, 2011, the Company provided a one-year warranty on its products. The Company accrues for potential liability claims as a component of cost of product revenue based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The accrued warranty balance is reviewed periodically for adequacy and is included in accrued liabilities and other liabilities, non-current on the consolidated balance sheets.

Stock-Based Compensation

Stock-based compensation expense related to share-based transactions, including employee, director, and consultant awards is measured and recognized in the consolidated financial statements based on fair value of the award on the grant date. The fair value of option awards is estimated using the Black-Scholes option-pricing model. This model requires assumptions including the fair value of the Company’s common units/stock, expected volatility, expected term of the award, expected dividend yield and risk-free interest rate. The stock-based compensation expense, net of estimated forfeitures, is recognized on a ratable basis over the requisite service periods of the awards. Expense related to the option grants to consultants that have not been vested as of the reporting date will be marked to market as of each balance sheet date until the earlier of the commitment or the completion of the underlying performance. The Company estimates a forfeiture rate to calculate the stock-based compensation for its awards based on an analysis of its historical experience, analysis of employee turnover and other related factors.

Advertising Costs

Expenses related to advertising of products are charged to sales and marketing expense as incurred. For all periods presented, advertising expenses were insignificant.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees related to the IPO, are capitalized. The deferred offering costs were offset against IPO proceeds upon the completion of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2011, December 31, 2012 and June 29, 2013, the Company had capitalized zero, $2.2 million and zero (unaudited), respectively, of deferred offering costs in other assets on the consolidated balance sheets.

Gigamon Inc.

Notes to Consolidated Financial Statements

Income Taxes (unaudited)

The Company is subject to U.S. federal income taxes as well as state taxes. In addition, the Company may be subject to taxes in a foreign jurisdiction where it operates.

Prior to the LLC Conversion in May 2013, the Company was a Delaware limited liability company that passed through income and losses to its members. As a result, the Company was not subject to any U.S. federal or state income taxes as our taxable income was reported by the individual members.

Effective upon the completion of the LLC Conversion, the Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carry forwards. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. The Company applies the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax liability as the largest amount that is more likely than not to be realized upon ultimate settlement.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no material items qualifying as other comprehensive income (loss) and, therefore, for all periods presented, the Company’s comprehensive income (loss) was the same as its reported net income (loss).

Earnings Per Share

The Company applied the two-class method for calculating and presenting earnings per share prior to the conversion of its participating preferred stock to common stock. Participating securities are defined as securities that participate in dividends with common units according to a pre-determined formula or a contractual obligation to share in the income of the entity.

Basic net income (loss) per common unit is calculated by dividing the net income (loss) attributable to common unit holders by the weighted-average number of common units outstanding for the period.

Diluted net income per common unit is computed by giving effect to all potential dilutive common units outstanding during the period, including options, restricted stock units (“RSUs”) and purchase rights. The computation of diluted net income does not assume conversion or exercise of potentially dilutive securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding options is computed using the treasury stock method. In periods when the Company has incurred a net loss, potential dilutive common units outstanding have been excluded from the calculation of diluted net loss per common unit as their effect is antidilutive.

Gigamon Inc.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In February 2013, the FASB issued additional guidance regarding the presentation of comprehensive income. The new guidance requires an entity to present the effects on net income line items of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. An entity shall provide this information either on the face of the consolidated financial statements or in the notes to the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance effective January 1, 2013 did not result in a material impact on the Company’s consolidated financial statements.

In March 2013, the FASB issued an accounting standard update requiring an entity to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when as a parent it either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets within a foreign entity. This accounting standard update will be effective prospectively for the Company beginning in the first quarter of fiscal 2014. The Company does not expect the adoption of this accounting standard update will have a material impact on its consolidated financial statements.

Reclassifications

In 2012, the Company reclassified certain prior period balance sheet amounts to conform to the presentation as of December 31, 2012. Such reclassifications did not have a material impact on the Company’s consolidated financial statements.

3. Fair Value Measurements

The components of the Company’s cash and cash equivalents are as follows (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Cash	$2,900	$7,060	$109,904
Money market funds	10,202	11,615	11,618

Total cash and cash equivalents	$13,102	$18,675	$121,522

The Company holds money market funds that invest primarily in high-quality short-term money-market instruments, and these funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The money market funds are classified as cash and cash equivalents.

Money market funds have been classified as Level 1 because these securities are valued based upon quoted prices in active markets. There have been no transfers between Level 1 and 2 during the periods presented.

Gigamon Inc.

Notes to Consolidated Financial Statements

4. Balance Sheet Components

Property and equipment, net

Property and equipment, net, are comprised of the following (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Equipment and machinery	$2,115	$3,718	$5,362
Furniture and fixtures	110	350	356
Leasehold improvements	53	151	221
Software	820	899	1,240

Total property and equipment	3,098	5,118	7,179
Less accumulated depreciation and amortization	(1,081)	(2,432)	(3,621)

Total property and equipment, net	$2,017	$2,686	$3,558

Depreciation and amortization expense was $0.3 million, $0.7 million and $1.4 million for the years ended December 31, 2010, 2011 and 2012, respectively. Depreciation and amortization expense was $0.5 million (unaudited) and $1.2 million (unaudited) for the six months ended June 30, 2012 and June 29, 2013, respectively.

Inventories

Inventories are comprised of the following (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Raw materials	$3,083	$1,583	$918
Finished goods	4,354	2,153	2,323

Total inventories	$7,437	$3,736	$3,241

Other Assets

The following table shows the components of other assets (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Deferred offering costs	$—	$2,207	$—
Refundable deposits	80	109	17

Total other assets	$80	$2,316	$17

Deferred offering costs of approximately $4.0 million (unaudited), consisting of legal, accounting and filing fees incurred in connection with the IPO, were capitalized and offset against the IPO proceeds upon the completion of the IPO.

Gigamon Inc.

Notes to Consolidated Financial Statements

Accrued Liabilities

The following table shows the components of accrued liabilities (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Accrued employee related costs	$2,161	$5,843	$25,900
Accrued payroll and other taxes	3,031	4,662	2,404
Accrued professional services	106	1,280	3,293
Accrued inventory purchases	1,924	846	1,863
Sales return reserve	—	240	259
Accrued warranty	139	195	253
Other accruals	510	823	2,072

Total accrued liabilities	$7,871	$13,889	$36,044

Accrued Warranty

The following table presents the activity related to the current and non-current product warranty within accrued liabilities and other non-current liabilities (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Balance at beginning of period	$—	$231	$350
Accrual for warranty during the period	415	421	283
Actual costs incurred	(184)	(302)	(178)

Balance at end of period	$231	$350	$455

Reported as:
Current	$139	$195	$253
Non-current	92	155	202

Total	$231	$350	$455

Deferred Revenue

The following table presents the activity related to the current and non-current deferred revenue (in thousands):

	December 31,		June 29, 2013
	2011	2012
			(unaudited)
Deferred Product revenue	$4,256	$4,197	$6,115
Deferred Service revenue	17,706	26,623	30,186

Total Deferred revenue	$21,962	$30,820	$36,301

Reported as:
Current	$18,437	$23,917	$27,662
Non-current	3,525	6,903	8,639

Total	$21,962	$30,820	$36,301

Gigamon Inc.

Notes to Consolidated Financial Statements

5. Related Party Transactions

Related Party Receivable

Prior to the LLC Conversion, in accordance with the agreement between the Company’s members, based upon the cash position of the Company, an advancement of the distribution for the year may be declared before the end of the fiscal year to all members. The advancement is treated as an interest bearing loan and interest will be paid by the recipients at the end of the year. The interest rate is determined based on the fair market rate at the time of advancement. In 2010, a total of $2.0 million was advanced at an interest rate of 1.25% and interest of $9,000 was collected. The advances were repaid in 2011. No new loans were made in 2012 and during the six months ended June 29, 2013 (unaudited).

During 2011 and 2012 and the six months ended June 29, 2013, the Company paid income taxes of $0.3 million, $0.1 million and $28,000 (unaudited), respectively, on behalf of Gigamon Systems, a majority shareholder. As of December 31, 2011 and 2012 and June 29, 2013, the Company had a receivable of $0.9 million, zero, and zero (unaudited), respectively, from Gigamon Systems, which is included in prepaid and other current assets within the consolidated balance sheet.

Founders’ Bonuses

The Company paid bonuses to certain founder employees through December 31, 2012, pursuant to the Restated Limited Liability Company Agreement by and among the Company and certain of its stockholders, dated January 20, 2010, as amended (the “LLC Agreement”), prior to its termination on May 31, 2013. For the years ended December 31, 2010, 2011 and 2012, founders’ bonus expense was $5.7 million, $4.2 million, and $2.9 million, respectively. Founders’ bonus expense was zero (unaudited) in the six months ended June 29, 2013, and $0.8 million (unaudited) in the six months ended June 30, 2012.

Gigamon LLC Members’ Distribution Payable

Prior to the LLC Conversion, in accordance with the LLC Agreement, the Company was able to distribute its available cash on hand, from time to time to the holders of Series A preferred units and common units (hereafter referred to as the members) pro rata based upon the number of units held. The Series A preferred units allocation is based on an as-converted to common units basis. However, under the LLC Agreement the Company is not permitted to make any such distribution if, upon completion thereof, the Company’s cash and cash equivalents would be less than $2.5 million.

The undistributed amount was recorded as Gigamon LLC members’ distribution payable within accrued liabilities in the consolidated balance sheets. As of December 31, 2011 and 2012 and June 29, 2013, the members’ distribution payable was $12.7 million, $4.8 million and $0.4 million (unaudited), respectively. During the years ended December 31, 2010, 2011 and 2012, the Company distributed $13.9 million, $12.2 million and $18.2 million, respectively; such distribution amounts included zero, $0.2 million and $1.6 million, respectively, of income taxes paid on behalf of members. During the six months ended June 30, 2012 and June 29, 2013, the Company distributed $7.4 million (unaudited) and $7.1 million (unaudited), respectively; such distribution amounts included $4.9 million (unaudited) and $0.1 million (unaudited), respectively, of income taxes paid on behalf of members.

Gigamon Inc.

Notes to Consolidated Financial Statements

6. Commitments and Contingencies

Lease Commitments

The Company leases the office spaces for its existing headquarters and United Kingdom subsidiary under non-cancelable operating leases that expire at various times through December 2017. The Company has an option to extend the lease on its headquarters from June 2016 to June 2019, as well as an early termination option which allows the Company to terminate this lease at the end of June 2014 by providing a written notice and an early termination fee of $250,000 at least 180 days prior to the early termination date. The Company has also entered into lease agreements for additional office space in Milpitas, California as well as for sales offices in New York, Japan, Hong Kong, Russia and Singapore. The Company recognizes rent expense on a straight–line basis over the lease period.

Rent expense related to the Company’s operating leases was approximately $0.4 million, $0.5 million and $0.6 million for the years ended December 2010, 2011 and 2012, respectively, and $0.3 million (unaudited) and $0.4 million (unaudited) for the six months ended June 30, 2012 and June 29, 2013, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2012 were as follows (in thousands):

Year Ending December 31,
2013	$594
2014	451
2015	442
2016	258
2017	69

$1,814

Future minimum lease payments under non-cancelable operating leases as of June 29, 2013 (unaudited) were as follows (in thousands):

Year Ending December 31,
2013 (remaining six months)	$741
2014	472
2015	418
2016	243
2017	69
Thereafter	—

$1,943

Purchase Commitments

As of December 31, 2012 and June 29, 2013, the Company’s purchase commitments with its vendors totaled $5.9 million and $8.9 million (unaudited), respectively.

Revolving Line of Credit

The Company has a bank line of credit with Silicon Valley Bank, which provides for borrowings of up to $10.0 million. As of December 31, 2011 and 2012, and June 29, 2013, there were no amounts outstanding under the line of credit facility, and there were no borrowings during the years ended

Gigamon Inc.

Notes to Consolidated Financial Statements

December 31, 2011 and 2012, and the six months ended June 29, 2013. The facility which became effective in April 2011 and was amended in April 2012, April 2013, May 2013 and June 2013 contains financial covenants that require the Company to maintain an adjusted earnings before income tax, depreciation, and amortization of $8.0 million as of the end of each fiscal quarter, as measured on a trailing four quarter basis, as well as complying with other non-financial covenants. Borrowings pursuant to this facility would bear interest at a floating per annum rate equal to the greater of one-quarter of one percentage point (0.25%) above the Prime Rate (3.25% at December 31, 2012) or three and one-half percent (3.50%). As of December 31, 2012 and June 29, 2013, the Company was in compliance with the covenants under this line of credit facility.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently a party to any legal proceedings the outcome of which, if determined adversely to the Company, would individually or in the aggregate be expected to have a material adverse effect on its business, operating results, financial condition or cash flows.

Indemnification Obligations

Under the indemnification provisions of its standard sales related contracts, the Company agrees to defend its customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments entered on such claims. The Company’s exposure under these indemnification provisions is generally limited to the total amount paid by its customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. The Company has not incurred any costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the consolidated financial statements. In addition, the Company indemnifies its officers, directors, and certain key employees while they are serving in good faith in their company capacities. To date, there have been no claims under any indemnification provisions. The fair values of these obligations are not material as of each balance sheet date presented.

7. Members’ Deficit

LLC Conversion (unaudited)

On May 31, 2013, the Company converted from a Delaware limited liability company into a Delaware corporation and changed the Company’s name from Gigamon LLC to Gigamon Inc. Effective May 31, 2013, all of the Company’s outstanding common units and preferred units were converted into shares of common stock and preferred stock. Immediately following the LLC Conversion, certain entities affiliated with Highland Capital Partners that held the Company’s Series A preferred stock were merged with and into the Company, and the entities affiliated with Highland Capital Partners that merged with and into the Company received preferred stock in exchange for their equity interests. Further, in connection with the LLC Conversion, Gigamon Systems LLC, the holder of all of the Company’s outstanding common units prior to the LLC Conversion, exchanged all of the interests that it held in the Company for 16,851,635 shares of the common stock of Gigamon Inc. In addition, all outstanding options to purchase shares in Gigamon Systems LLC were substituted for fully vested options to purchase 448,349 shares of the Company’s common stock, at a weighted average exercise price of $0.02 per share, for which the Company recognized related stock-based compensation expense of $8.5 million in the six months ended June 29, 2013. Additionally, the Company recorded a net adjustment to deferred income tax asset of $14.8 million and reclassified $24.0 million from accumulated deficit to additional paid-in capital.

Gigamon Inc.

Notes to Consolidated Financial Statements

Common Units

As of December 31, 2012, in accordance with the LLC Agreement, the Company was authorized to issue 33,333,333 common units at no par value. Each holder of common unit is entitled to one vote for each share of common unit held.

Redeemable Convertible Series A Preferred Units

The LLC Agreement authorized the Company to issue 8,109,848 Series A preferred units (“Series A”) at no par value. Upon the LLC Conversion, all of the then-outstanding Series A were converted into shares of Series A preferred stock. Furthermore, in connection with the closing of the Company’s IPO, all of the Company’s then-outstanding shares of Series A preferred stock were converted into shares of common stock on June 17, 2013 (the “Series A Conversion”). As of December 31, 2011 and 2012 and June 29, 2013, the Company had 8,109,847, 8,109,847 and zero (unaudited) Series A units outstanding, respectively.

The rights, privileges and restrictions of Series A as set forth in the LLC Agreement as in effect prior to the LLC Conversion are summarized as follows:

Voting

Each unit of Series A had voting rights equal to an equivalent number of common units into which it was convertible and voted together as one class with the common units.

Liquidation

Upon a liquidation or a deemed liquidation event, the Company was obligated to distribute the net proceeds or assets available for distribution, whether in cash or in other property, to the holders of Series A and common units as follows:

•	First, to the holders of Series A on a pari passu basis, and

•	Next, to the holders of common units, pro rata in proportion to the number of common units held by such holders.

A merger or consolidation of the Company into another entity in which the members of the Company would own less than 50% of the voting stock/units of the surviving company or the sale or transfer of substantially all of the assets would be deemed a liquidation of the Company.

Conversion

Each Series A unit was convertible into a common unit by dividing $2.81 by the conversion price in effect. The initial conversion price of $2.81 was subject to adjustments for subdivisions or combinations of common units, reclassification, exchange and substitution and dilutive issuances. As of December 31, 2011 and 2012, the conversion price in effect was the same as the issuance price. As such, the conversion as of December 31, 2011 and 2012 was 1-to-1.

Conversion was either at the option of the holder or was automatic upon the written consent of the requisite Series A Preferred Holders. “Requisite Series A Preferred Holders” was defined as holders of a majority of the Series A units then issued and outstanding, voting as a separate class.

Gigamon Inc.

Notes to Consolidated Financial Statements

Redemption

The holders of Series A units were entitled to elect to require the Company to purchase all of the outstanding Series A, after January 20, 2015, at $2.81 per unit plus accrued preferred return at 8% per annum, payable in three equal annual installments. Accordingly, the Company was accreting to the January 20, 2015 redemption value of $33.5 million. For the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and June 29, 2013, the Company recorded $1.8 million, $2.0 million, $2.1 million, $1.0 million (unaudited), and $1.0 million (unaudited), respectively, for the accretion of the Series A units to their redemption value using the effective interest method. As redemption of Series A units was outside the control of the Company, all units have been presented outside of Members’ deficit in the Company’s consolidated balance sheets and consolidated statements of redeemable convertible preferred units and members’ deficit.

The Company initially recorded the Series A units at their issuance price net of issuance costs, which represented the carrying value. The difference between the initial carrying value of Series A units and their total redemption value was accreted from the issuance date through the first redemption date, January 20, 2015, using the effective interest rate method. The Company recorded accretion of issuance costs of $117,000, $119,000, $121,000, $60,000 (unaudited) and $56,000 (unaudited), respectively, for the years ended December 31, 2010, 2011 and 2012 and the six months ended June 30, 2012 and June 29, 2013.

Common Stock (unaudited)

The Company has authorized 1,000,000,000 shares of common stock, $0.0001 par value per share. Each holder of common stock is entitled to one vote for each share of common stock held. Cumulative voting for the election of directors is not provided in the Company’s amended and restated certificate of incorporation. The Company’s common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of funds legally available if the Board of Directors (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.

As of June 29, 2013 (unaudited), the Company had 30,475,787 shares of common stock issued and outstanding.

Preferred Stock (unaudited)

The Company has authorized 20,000,000 shares of undesignated preferred stock, $0.0001 par value per share. As of June 29, 2013 (unaudited), the Company had no shares of preferred stock issued or outstanding.

Treasury Units/Stock

During the year ended December 31, 2010, the Company repurchased 8,109,848 common units for a total of $22.8 million, of which $12.5 million was classified within members’ deficit. The repurchased units did not have any restrictions imposed by state law. Under the Unit purchase and redemption agreement dated January 15, 2010, the Company paid $2.81 for each common unit sold by Gigamon Systems members. The amount paid by the Company exceeded the $1.35 fair value price of one common unit. As all Gigamon Systems holders of common units were employees of the Company, excluding one outside investor who held 1,062,193 common units, the amount paid in excess of the common unit fair value was accounted for as compensation expense. As a result, stock-based compensation expense of $10.3 million was recorded during the year ended December 31, 2010.

Gigamon Inc.

Notes to Consolidated Financial Statements

8. Performance Unit Plan (PUP)

In 2009, the Company adopted the 2009 Performance Unit Plan (the “Plan”). The Plan was designed to motivate, reward and retain key contributors to the Company by providing an incentive based (each a “PUP”) on the appreciation in value of the Company at the time of change in control event as defined below. This Plan was not an equity plan and was intended to provide an incentive payment to selected employees, external or third party consultants and members of the Board of Managers (the “Board”). In the event that a participant’s continuous status as an employee or consultant terminated for any reason (including death or disability of participant) prior to the redemption date, vesting was ceased and all rights to receive distributions with respect to unvested performance units granted under the Plan were ceased and terminated as of the date of such termination of employment or consultancy. A participant’s vested performance units at termination expire unless a Change of Control (defined below) occurs within three months following termination. The distribution amount is defined as the difference between the redemption value of the units received at the time of sale, or change of control, and the base value of the PUP. The base value of the PUP was determined by the Board at each award date, and was determined to be $0.15 for all periods presented. Performance units did not constitute ownership units or interests of the Company. Amounts distributable under the Plan shall be made only upon any of the following occurrences by acquisition, merger, consolidation or other transaction (“Change of Control”):

•

The acquisition by any person, or more than one person acting as a group, of ownership of units of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or of the total voting power represented by the Company’s then outstanding units;

•

The acquisition by any person, or more than one person acting as a group, of all or substantially all of the assets of the Company, provided that such assets have at least a total gross fair market value equal to or more than 90% of the total gross fair market value of all of the assets of the Company immediately before such acquisition, except that no “Change of Control” shall occur if the assets are transferred to an entity that is controlled by the unit holders of the Company immediately after the transfer; or

•	An initial public offering.

In the event that a participant’s continuous status as an employee or consultant terminated for any reason (including death or disability of participant) and a Change of Control did not occur by the third month anniversary after such termination (or such longer period of time as expressly set forth in the performance unit grant) then all vested performance units granted to such participant were terminated and all rights to receive distributions with respect to such vested performance units under the Plan were ceased and terminated as of such anniversary date. Awards granted under the plan generally vested over a four-year period with 25% vesting on the first anniversary from the grant date and the remainder vesting ratably each month over the ensuing 36-month period. Performance-based PUP awards generally vested upon achieving certain sales targets. As of December 31, 2012, there were 329,176 PUPs outstanding subject to performance-based vesting criteria.

Gigamon Inc.

Notes to Consolidated Financial Statements

The following table summarizes the Company’s PUP activity:

		PUPS Outstanding
	PUPS Available for Grant	Number of PUPS	Weighted- Average Base Price
Balances — December 31, 2009	240,667	271,333	$0.15
Additional units authorized under plan	1,110,975	—	NA
Granted	(697,983)	697,983	0.15
Cancelled	29,999	(29,999)	0.15

Balances — December 31, 2010	683,658	939,317	0.15
Granted	(770,143)	770,143	0.15
Cancelled	157,811	(157,811)	0.15

Balances — December 31, 2011	71,326	1,551,649	0.15
Cancelled	146,834	(146,837)	0.15

Balances — December 31, 2012	218,160	1,404,812	0.15
Settled (unaudited)	—	(1,057,772)	0.15
Cancelled (unaudited)	347,040	(347,040)	0.15
Termination of the Plan	(565,200)	—	0.15

Balances — June 29, 2013 (unaudited)	—	—

As of December 31, 2012
Base Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Vested
$0.15	1,404,812	7.96	862,922

While the distributable amount may be satisfied in either cash or stock at the time of a change in control, the Company has elected to make such distribution in cash. Accordingly, the Company decided to pay out the vested awards at the time of an IPO in cash and that the cash value was determined based on the price of the common units in the IPO. Under existing accounting guidance, the compensation expense associated with the Plan is not required to be reflected in the consolidated financial statements until Change of Control is deemed probable. Accordingly, the Company had not recorded any liabilities or compensation expense associated with the PUPs in its consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, but recorded the entire amount in the period in which a change of control occurred.

Upon the completion of the IPO on June 17, 2013, the Company accrued compensation and related payroll tax expense of $20.4 million (unaudited) in its consolidated financial statements in the six months ended June 29, 2013, for the 1,057,772 PUPs (unaudited) vested as of the IPO date. The Plan was terminated in June 2013, in connection with the completion of the IPO.

9. Stock-Based Compensation

Unit Option Plan

In March 2012, the Company adopted the 2012 Unit Option Plan (the “Option Plan”). The Option Plan authorizes the Company to grant options and RSUs up to a maximum of 3,300,505 units to employees, members and consultants of the Company.

Gigamon Inc.

Notes to Consolidated Financial Statements

The following table summarizes the shares available for future grants under the Option Plan (in shares):

Number of shares
Shares available for future grants at December 31, 2012	732,267
Options granted (unaudited)	(1,426,849)
Restricted stock units granted (unaudited)	(507,264)
Options cancelled (unaudited)	74,496
Restricted stock units cancelled (unaudited)	12,999
Additional Authorization (unaudited)	1,666,667
Transferred upon termination (unaudited)	(552,316)

Shares available for future grants at June 29, 2013 (unaudited)	—

Under the Option Plan, options granted to new hires are generally subject to a four-year vesting period whereby options become 25% vested on the first anniversary from the grant date and then ratably monthly thereafter through the end of the vesting period. Vested options may be exercised up to ten years from the vesting commencement date, as defined in the Option Plan. Vested but unexercised options, under the Option Plan, expire 30 days after termination of employment with the Company.

2013 Equity Incentive Plan (unaudited)

In May 2013, the Company adopted the 2013 Equity Incentive Plan (the “2013 Equity Plan”). All authorized but unissued shares of the Company’s Option Plan were added to the 2013 Equity Plan’s authorized pool in June 2013. The Company is authorized to issue up to a maximum of 2,929,481 shares of common stock for future issuance, plus up to an additional 4,967,172 shares upon termination of awards under the Option Plan. In addition, the 2013 Equity Plan is subject to increase annually on the first day of each of the Company’s fiscal years beginning with 2014, by an amount equal to the least of (i) 1,464,740 shares, (ii) 5% of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year, or (iii) such other amount as determined by the Board.

The 2013 Equity Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance units and performance shares to employees, directors and consultants of the Company. Prior to its termination, the Option Plan authorized the Company to grant options and RSUs up to a maximum of 4,967,172 units to employees, directors and consultants of the Company.

Stock Option Activity

Options granted to new hires, under the 2013 Equity Plan and formerly under the Option Plan (together, the “Option Plans”), are generally subject to a four-year vesting period whereby options become 25% vested on the first anniversary from the grant date and then ratably monthly thereafter through the end of the vesting period. Vested options may be exercised up to ten years from the vesting commencement date. Vested but unexercised options, under the 2013 Equity Plan, expire three months after termination of service with the Company.

Gigamon Inc.

Notes to Consolidated Financial Statements

During 2012, the Company granted a total of 1,143,413 shares subject to options that vested upon the completion of the IPO (“IPO Stock Options”). During the six months ended July 29, 2013, the Company’s former chief executive officer changed his status to a consultant and accordingly, 80,000 shares (unaudited) subject to stock options that were previously granted to him as employee options will continue to be outstanding during his consulting tenure. These stock options continue to have the same vesting conditions including the completion of the IPO. The Company accounts for these options as consultant grants and will mark to market the unvested portion of such options on each balance sheet date. The Company recorded zero and $4.0 million (unaudited) of stock-based compensation expense associated with its IPO Stock Options for the year ended December 31, 2012 and for the six months ended June 29, 2013, respectively. As of December 31, 2012 and June 29, 2013, 1,070,316 shares and 1,051,317 shares (unaudited), respectively, subject to IPO Stock Options were outstanding and the gross unamortized compensation expense associated with these options was $8.7 million and $5.1 million (unaudited), respectively.

In April 2012, the Company granted its employees 66,663 shares (unaudited) subject to performance-based options. The options vest based upon the achievement of sales goals for each individual grantee. Based upon the achievement of each individual’s sales goals, 9,123 and 16,685 shares (unaudited) subject to such options had vested as of December 31, 2012 and June 29, 2013, respectively. The Company recognized $90,000 and $88,000 (unaudited) in stock-based compensation expense during the year ended December 31, 2012 and the six months ended June 29, 2013, respectively. As of December 31, 2012 and June 29, 2013, 50,666 and 45,331 shares (unaudited) subject to such performance-based options were outstanding, with unamortized expense of $0.2 million and $0.1 million (unaudited), net of estimated forfeitures, respectively.

In 2012, the Company granted 153,647 shares subject to fully-vested options to certain employees with an average exercise price of $10.38 per unit. In the year ended December 31, 2012, compensation expense recognized in connection with the fully vest options was $0.9 million. As of December 31, 2012 and June 29, 2013, there were 153,647 and 597,134 shares (unaudited), including 448,349 shares (unaudited) subject to substitute options to purchase our common stock granted in connection with the LLC Conversion, subject to outstanding fully-vested options, respectively.

In November 2012, the Company granted 16,666 shares subject to an option to a non-employee consultant (“consultant option”), including 10,000 shares subject to performance-based vesting condition through June 30, 2013. As of December 31, 2012 and June 29, 2013, a total of 8,034 and 11,502 shares subject to such consultant option were vested, respectively. In the year ended December 31, 2012 and the six months ended June 29, 2013, compensation expense recognized in connection with this consultant option totaled $80,000 and $2,000 (unaudited), respectively. The unvested portion of the consultant option will be marked to market on each balance sheet date until the earlier of the commitment or completion of the underlying performance. Unrecognized compensation expense was immaterial as of December 31, 2012 and the six months ended June 29, 2013 (unaudited).

Gigamon Inc.

Notes to Consolidated Financial Statements

The following table summarizes the stock option activity related to shares of common stock under the Company’s Option Plans:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Options granted	2,524,492	$7.87
Options cancelled	(106,095)	$6.50

Balance — December 31, 2012	2,418,397	$7.92	9.40	$12,527
Options granted (unaudited)	1,518,515	$10.34
Options exercised (unaudited)	(1,805)	$6.09
Options cancelled (unaudited)	(74,496)	$9.86

Balance — June 29, 2013 (unaudited)	3,860,611	$8.84	9.25	$72,258

Vested and expected to vest — December 31, 2012	1,173,666	$9.34	9.51	$4,428

Exercisable — December 31, 2012	189,459	$10.19	9.61	$559

Vested and expected to vest — June 29, 2013 (unaudited)	3,556,485	$8.78	9.26	$66,783

Exercisable — June 29, 2013 (unaudited)	897,369	$4.66	9.46	$20,551

Aggregate intrinsic value represents the difference between the exercise price of the awards and the Company’s fair market value per share of $13.11 and $27.56 (unaudited) as of December 31, 2012 and June 29, 2013, respectively, for the total number of underlying options.

Weighted-average fair value per share for option awards vested for the year ended December 31, 2012 was $6.06. No award was granted or vested under the Option Plan prior to 2012. Excluded from the options vested and expected to vest as of December 31, 2012 are 1,070,316 stock options that do not commence vesting until the completion of an initial public offering. Weighted-average fair value per share for option awards vested in the six months ended June 30, 2012 and June 29, 2013 was $7.61 (unaudited) and $12.94 (unaudited), respectively.

Additional information regarding the Company’s stock options outstanding and vested and exercisable as of December 31, 2012 and June 29, 2013 (unaudited) is summarized below:

	As of December 31, 2012
	Options Outstanding			Options Vested and Exercisable
Exercise Prices	Number of Stock Options Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price per Share	Shares Subject to Stock Options	Weighted- Average Exercise Price per Share
$6.09	1,593,442	9.27	$6.09	16,662	$6.09
$10.38	279,139	9.62	$10.38	155,340	$10.38
$11.64	258,490	9.47	$11.64	333	$11.64
$12.42	287,326	9.85	$12.42	17,124	$12.42

	2,418,397			189,459

Gigamon Inc.

Notes to Consolidated Financial Statements

	As of June 29, 2013
	Options Outstanding			Options Vested and Exercisable
Exercise Prices	Number of Stock Options Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price per Share	Shares Subject to Stock Options	Weighted- Average Exercise Price per Share
$0.00	207,740	9.92	$0.00	207,740	$0.00
$0.04	181,833	9.92	$0.04	181,833	$0.04
$0.06	58,776	9.92	$0.06	58,776	$0.06
$6.09	1,562,442	8.77	$6.09	165,953	$6.09
$10.38	272,277	9.13	$10.38	160,722	$10.38
$11.64	251,047	8.87	$11.64	71,980	$11.64
$12.42	276,662	9.35	$12.42	12,668	$12.42
$13.11	524,850	9.67	$13.11	36,636	$13.11
$14.70	331,655	9.84	$14.70	1,061	$14.70
$19.00	193,329	9.94	$19.00	—	$19.00

	3,860,611			897,369

Restricted Stock Unit Activity

RSUs generally vest ratably on a quarterly basis over a period of three to four years. Vesting of RSUs are subject to the occurrence of a liquidity event, and in certain instances additional vesting criteria. The liquidity event is defined as the earliest of (i) the closing of a sale event of the Company, or (ii) six months following the initial public offering of the Company’s common stock. The vesting is subject to the employee’s continuing service with the Company over that period. Until vested, RSUs do not have the voting or dividend participation rights of common stock and the shares of common stock underlying the awards are not considered issued and outstanding. RSUs are converted into shares of the Company’s common stock upon vesting on a one-for-one basis. The cost of RSUs is determined using the fair value of the Company’s common stock on the date of the grant. Compensation for non-performance based awards is recognized on a ratable basis over the requisite service period of each grant adjusted for estimated forfeitures.

The following table summarizes the RSU activity under the Company’s Option Plans:

	Number of RSUs Outstanding		Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
RSUs granted	149,841		$11.12

Balance — December 31, 2012	149,841		$11.12	1.98	$1,965
RSUs granted (unaudited)	540,598		17.11
RSUs cancelled (unaudited)	(12,999)		13.87

Balance — June 29, 2013 (unaudited)	677,440	*	$15.85	1.67	$18,670

Vested and expected to vest — June 29, 2013 (unaudited)	622,810	*	$15.85	1.61	$17,165

*	Inclusive of 8,666 RSUs with performance-based vesting criteria.

Gigamon Inc.

Notes to Consolidated Financial Statements

During the year ended December 31, 2012, the Company granted 95,842 and 53,999 RSUs with a grant date fair value per share of $10.38 and $12.42, respectively, including performance-based RSUs covering 8,666 shares. During the six months ended June 29, 2013 (unaudited), the Company granted 540,598 RSUs with a grant date fair value per share of $17.11. Outstanding RSUs were not vested or exercisable as of December 31, 2012. The Company did not recognize share-based compensation expense related to these RSUs for the year ended December 31, 2012 as the liquidity event had not occurred as of December 31, 2012. In the six months ended June 29, 2013, the Company recognized $1.6 million (unaudited) related to these RSUs.

Aggregate intrinsic value represents the difference between the exercise price of the awards and the Company’s fair market value per share of $13.11 and $27.56 (unaudited) as of December 31, 2012 and June 29, 2013, respectively, for the total number of underlying RSUs. All RSUs have been excluded from the vested and expected to vest numbers as of December 31, 2012 as the IPO had not occurred as of such balance sheet date.

Employee Stock Purchase Plan (unaudited)

In conjunction with the completion of its IPO, the Company adopted the 2013 Employee Stock Purchase Plan (the “ESPP”). Under the ESPP, 439,422 shares are authorized for future issuance. The number of authorized shares under the ESPP is subject to increase on an annual basis. The ESPP allows eligible employees to purchase shares of the Company’s common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to plan limitations. The ESPP provides for a 24-month offering period comprised of four purchase periods of approximately six months. Employees are able to purchase shares at 85% of the lower of the fair market value of the Company’s common stock (i) at the date of commencement of the offering period or (ii) at the last day of the purchase period. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period, which commenced on the first trading day upon the completion of the Company’s IPO, or June 12, 2013, and ends on August 17, 2015. In the six months ended June 29, 2013, the Company recorded stock-based compensation expense of $0.1 million for its ESPP. No shares have been purchased by employees under the ESPP as of and for the six months ended June 29, 2013.

Stock-based Compensation Expense

Determining the fair value of the Company’s stock requires complex and subjective judgment and estimates. There is inherent uncertainty in making these judgments and estimates. The absence of an active market for the Company’s common units or common stock prior to the IPO required the Board to estimate the fair value of its common unit for purposes of setting the exercise price of the options and estimating the fair value of common unit at each meeting at which options were granted based on factors such as the valuations of comparable companies, the status of the Company’s development and sales efforts, revenue growth and additional objective and subjective factors relating to the Company’s business. The Company performed its analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation.

The fair value of unit options is estimated on the date of grant using the Black-Scholes option-pricing model. It is based on the “simplified method” for developing the estimate of the expected life of a “plain vanilla” stock option. Under this approach, the expected term is presumed to be the midpoint between the average vesting date and the end of the contractual term. The risk-free interest rate for the period

Gigamon Inc.

Notes to Consolidated Financial Statements

covering the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was determined based on historical volatility of the common stock of publicly traded comparable companies and the expected life of the options since the Company had not had any public trading history of its common units or common stock prior to the IPO. The dividend yield assumption is based on the Company’s historical dividend payouts. The Company uses the graded vesting method for expense attribution.

The fair value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the option awards and purchase rights granted and the assumptions used in the Black-Scholes option pricing model are summarized as follows:

	Year Ended December 31, 2012	Six Months Ended June 29, 2013
(unaudited)
Stock option awards:
Expected term (in years)	5.00 - 6.08	5.0 - 6.3
Risk-free interest rate	0.91% - 1.28%	0.89% - 1.67%
Expected volatility	62.54% - 65.11%	63.77% - 65.25%
Expected dividend rate	0%	0%
Grant date fair value per award	$5.67 - $9.18	$9.44 - $19.00
ESPP purchase right:
Expected term (in years)	—	0.68 - 2.18
Risk-free interest rate	—	0.08% - 0.20%
Expected volatility	—	53.6% - 63.08%
Expected dividend rate	—	0%
Grant date fair value per share	—	$12.11 - $15.68

As of December 31, 2012, compensation expense related to unvested stock options, excluding 1,070,316 IPO Stock Options and 149,841 RSUs, but not yet recognized, was $4.9 million, net of estimated forfeitures. This cost will be amortized over a weighted-average remaining period of 1.8 years. As of June 29, 2013 (unaudited), unrecognized compensation expense related to stock options, RSUs and purchase rights, net of estimated forfeitures, of $14.7 million, $8.3 million, and $10.0 million, respectively, will be amortized over a weighted-average remaining period of 1.6 years, 1.7 years and 1.3 years, respectively. There was no capitalized stock-based compensation expense for any period presented.

The following table presents the stock-based compensation expense recorded in the Company’s consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012, and the six months ended June 30, 2012 and June 29, 2013 (in thousands):

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
Cost of revenue	$1,086	$—	$153	$2	$2,709
Research and development	4,692	8	542	32	6,378
Sales and marketing	2,377	2	893	86	5,692
General and administrative	2,212	2	2,011	516	3,511

Total stock-based compensation expense	$10,367	$12	$3,599	$636	$18,290

Gigamon Inc.

Notes to Consolidated Financial Statements

Common Units/Stock Reserved for Future Issuance

The Company had the following shares of common units/stock reserved for future issuance (in shares):

	December 31, 2012	June 29, 2013
		(unaudited)
Option Plan:
Common units/stock subject to options outstanding	2,418,397	3,768,945
RSUs outstanding	149,841	644,107
Shares available for future grants	732,267	—
2013 Equity Plan:
Common stock subject to options outstanding	—	91,666
RSUs outstanding	—	33,333
Shares available for future grants	—	3,356,798
ESPP	—	439,422
Convertible preferred units	8,109,847	—

Common units/stock reserved for future issuances	11,410,352	8,334,271

10. Net Income (Loss) per Common Unit and Net Income (Loss) per Share (Unaudited)

Net income (loss) per unit is presented in conformity with the two-class method required for participating security. Holders of Series A units are entitled to receive a cumulative preferred return of 8% per annum upon a liquidation or deemed liquidation event or after January 20, 2015. The cumulative preferred return is reflected in the Series A units redemption value. The preferred return is payable prior and in preference to any other shares of the Company’s common units. In the event an earning distribution is approved by the Board, holders of Series A units are entitled to a proportionate share of any such distribution as if they were holders of common units (on an as-if converted basis). Holders of the Series A units have a contractual obligation to share in the losses of the Company. The Company considers its Series A units to be a participating security and, in accordance with the two-class method, earnings allocated or distributed to preferred units and the related number of outstanding shares of preferred units have been excluded from the computation of basic and diluted net income (loss) per unit.

Under the two-class method, net income attributable to common unit holders is determined by allocating undistributed earnings, calculated as net income less the current period Series A units cumulative preferred return, between common units and Series A units. In computing diluted net income attributable to common unit holders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. For the periods presented, the Company made earning distribution to its members (common unit and Series A unit holders) on a proportionate basis on an as-if converted basis. As such, there are no undistributed earnings to be allocated between the common units and preferred units. Net income (loss) attributable to common unit holders is calculated as net income (loss) less the current period Series A units cumulative preferred return and earnings distributed to holders of Series A units.

Basic net income (loss) per common unit/share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common units/stock outstanding for the period.

Gigamon Inc.

Notes to Consolidated Financial Statements

For the diluted net income (loss) per common unit/share, net income (loss) attributable to common unit holders/stockholders for basic net income (loss) per unit is adjusted by the effect of dilutive securities, including awards granted under the Company’s equity compensation plans but excludes awards for which performance conditions have not been met. Diluted net income (loss) per common unit/share attributable to common unit holders/stockholders is computed by dividing the net income (loss) attributable to common unit holders/stockholders by the weighted average number of fully diluted common units/shares outstanding during the period.

The net income (loss) per unit/share and weighted-average shares information presented in the consolidated financial statements gives effect to the Company’s one-for-three reverse stock split completed on May 20, 2013. Effective June 17, 2013, all shares of then-outstanding redeemable convertible preferred stock were converted to common stock and are included in the weighted-average shares used to compute net income (loss) per unit/share from the conversion date. Dilutive securities in the Company’s diluted earnings (loss) per share calculation for the periods before the close of the Company’s IPO in June 2013 (unaudited) do not include stock options and RSUs with vesting contingent upon an IPO or a liquidity event. Prior to the Series A Conversion, the net income (loss) per share are presented in conformity with the two-class method as Series A was considered participating securities due to their rights of cumulative preferred return. Under the two-class method, net income (loss) is allocated between common stock and other participating securities based on their participating rights. Accordingly, earnings allocated or distributed to preferred stock and the related number of outstanding shares of preferred stock have been excluded from the computation of basic and diluted net income (loss) per unit/share attributable to common stock holders.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income (loss) per common unit for the periods presented (in thousands):

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
Convertible Series A preferred units	8,110	8,110	8,110	8,110	7,524
Option Plan awards to purchase common stock	—	—	1,073	709	1,302

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
Numerator:
Net income (loss) attributable to common unit holders/stockholders	$3,453	$10,112	$3,605	$454	$(9,125)

Denominator:
Weighted average shares used for basic net income (loss) per unit/share computation	17,862	17,300	17,300	17,300	18,284

Weighted average effect of dilutive securities:
Stock options	—	—	3	—	—

Weighted average shares used for diluted net income (loss) per unit/share computation	17,862	17,300	17,303	17,300	18,284

Net income (loss) per common unit/share attributable to common unit holders/stockholders :
Basic	$0.19	$0.58	$0.21	$0.03	$(0.50)

Diluted	$0.19	$0.58	$0.21	$0.03	$(0.50)

Gigamon Inc.

Notes to Consolidated Financial Statements

11. Segment Information

Operating segments are defined as components of an enterprise that engage in business activities for which separate financial information is available and evaluated by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker is its chief executive officer. The chief executive officer reviews financial information presented on a consolidated basis, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, or plans for levels or components below the consolidated unit level. Accordingly, the Company operates as a single reportable segment.

The Company’s revenues by geographic region, based on the location to where the product was shipped, are summarized as follows (in thousands):

	Year Ended December 31,			Six Months Ended
	2010	2011	2012	June 30, 2012	June 29, 2013
				(unaudited)
United States	$33,812	$48,323	$71,666	$29,002	$42,555
Rest of Americas	1,881	3,959	5,729	2,901	3,079
Europe, Middle East and Africa	6,889	10,370	13,373	4,757	7,095
Asia Pacific	3,904	5,453	5,947	2,509	5,493

Total	$46,486	$68,105	$96,715	$39,169	$58,222

The Company’s long-lived assets by geographic region is summarized as follows (in thousands):

	As of December 31,		As of June 29, 2013
	2011	2012
			(unaudited)
United States	$1,950	$2,539	$3,343
Other	67	147	215

	$2,017	$2,686	$3,558

12. Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan providing a matching contribution of 50% of each participant’s contribution, up to the lesser of 6% of the participant’s annual compensation or $7,650 for 2013. In 2012, the Company provided a contribution equal to 3% of each participant’s compensation up to $7,500.

The Company’s contributions to the 401(k) defined contribution plan were $0.3 million, $0.4 million, and $0.8 million for the years ended December 31, 2010, 2011 and 2012, respectively, and the Company contributed $0.4 million (unaudited) and $0.9 million (unaudited) to its 401(k) defined contribution plan during the six months ended June 30, 2012 and June 29, 2013, respectively.

Gigamon Inc.

Notes to Consolidated Financial Statements

13. Income Tax (unaudited)

The company recorded an income tax benefit of $24.5 million in the six months ended June 29, 2013. The income tax benefit for the six months ended June 29, 2013 reflects mainly the impact of domestic deferred tax and a nominal amount of foreign income tax expense. In connection with the conversion from a Delaware LLC to a Delaware corporation under Subchapter C of Chapter 1 of the United States Internal Revenue Code, the Company is now subject to both federal and state income taxes and, therefore, the Company recognized deferred tax assets of $14.8 million upon conversion to a Delaware corporation and $9.8 million due to income tax benefit recorded in the six months ended June 29, 2013 due to net losses incurred in the six months ended June 29, 2013.

The Company determined that a valuation allowance was not necessary for the total deferred tax assets of $24.6 million as of June 29, 2013 as it is more likely than not that such deferred tax assets will be realized in the future based on the Company’s past profitability and forecasted earnings.

At June 29, 2013, the Company had $187,000 of unrecognized tax benefits, all of which, if recognized, would affect the effective tax rate.

The Company files annual income tax returns in multiple taxing jurisdictions on a worldwide basis. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves for income taxes reflect the most likely outcome. The Company adjusts these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. As of June 29, 2013, changes to the Company’s uncertain tax positions in the next 12 months that are reasonably possible are not expected to have a significant impact on the Company’s financial position or results of operations.

14. Subsequent Events

Subsequent to December 31, 2012, the Company granted stock options to purchase 545,182 shares of the Company’s common units at a weighted average exercise price of $13.11 per share as well as 5,000 RSUs to its employees.

In May 2013, the Company’s board of directors approved a 1-for-3 reverse stock split of the outstanding common stock, preferred stock, options, RSUs and PUPs, which became effective on May 20, 2013. Accordingly, (i) every three shares of common stock and preferred stock have been combined into one share of common stock and preferred stock, respectively, (ii) the number of shares of common stock underlying each option, RSU and PUP have been proportionately decreased on a 1-for-3 basis, and (iii) the exercise price for each such outstanding option and PUP has been proportionately increased on a 1-for-3 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 1-for-3 reverse stock split.

The Company has evaluated subsequent events through March 25, 2013, the date the audited consolidated financial statements were issued.

For the reissuance of these consolidated financial statements, the Company has evaluated subsequent events through May 20, 2013.

Gigamon Inc.

Notes to Consolidated Financial Statements

15. Subsequent Events (Unaudited)

On July 2, 2013, the Company entered into a sublease agreement, pursuant to which it will lease 105,664 square feet of office space, located in Santa Clara, California, with a term of 51 months beginning January 2014, for an aggregate net base rent of $10.7 million. In addition to the base rent, the Company will be responsible for payment of certain operating expenses, including utilities and real estate taxes. The Company intends to use the leased space as its new worldwide corporate headquarters.

The Company’s unused line of credit, which provided for borrowings up to $10.0 million, expired on July 28, 2013.

EDGE
DISTRIBUTION
CORE
CLOUD
PRIVATE
GIGAVUE
GIGAVUE
GIGAVUE
PERFORMANCE
ANALYZER
SECURITY
PRODUCTION NETWORK
VISIBILITY FABRIC
THIRD PARTY TOOLS

GigaVUE-212

GigaVUE-420

GigaVUE-2404

GigaVUE-TA1

GigaVUE-HB1

GigaVUE-HD4

Gigamon
Gigamon

GigaVUE-HD8

See Inside Your Network™

5,100,000 Shares

Common Stock

Goldman, Sachs & Co.	BofA Merrill Lynch	Credit Suisse

Raymond James	Pacific Crest	William Blair

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$28,782
FINRA filing fee	34,019
Printing and engraving	150,000
Legal fees and expenses	400,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees	15,000
Miscellaneous	122,199

Total	$875,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws provides that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Our indemnification agreements with each of our directors and executive officers may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2010, we have issued unregistered securities to a limited number of persons, as described below.

Sales of Series A Preferred Stock

On January 20, 2010, we sold an aggregate of 8,109,847 shares of our Series A preferred stock to a total of four accredited investors at a purchase price per share of $2.81, for an aggregate purchase price of $22.8 million.

Option and Common Unit Issuances

We have 3,572,517 shares of common stock issuable upon the exercise of options under our 2012 Unit Option Plan at exercise prices ranging from $0.0002 to $19.00 per share. In addition, we have 637,574 restricted stock units outstanding.

We issued and sold an aggregate of 17,925 shares of common stock to certain of our officers, directors, employees and consultants upon the exercise of options under our 2012 Unit Option Plan at exercise prices per share ranging from $6.09 to $11.64, for an aggregate exercise price of $0.1 million.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Gigamon.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. The following exhibits are filed herewith:

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement

2.1	Conversion Agreement dated as of May 31, 2013, between the registrant and the other parties thereto	S-1/A	333-182662	2.1	June 4, 2013

2.2	Agreement and Plan of Merger dated as of May 31, 2013, between the registrant and the other parties thereto	S-1/A	333-182662	2.2	June 4, 2013

2.3	Transfer Agreement and Plan of Reorganization dated as of May 31, 2013, between the registrant and the parties thereto	S-1/A	333-182662	2.3	June 4, 2013

3.1	Restated Limited Liability Company Agreement dated as of January 20, 2010, between the registrant and the other parties thereto, as amended by Amendment No. 1 to Restated Limited Liability Company Agreement dated as of April 26, 2011	S-1	333-182662	3.1	July 13, 2012

3.2	Amended and Restated Certificate of Incorporation of registrant, as currently in effect	10-Q	001-35957	3.1	August 12, 2013

3.3	Amended and Restated Bylaws of registrant, as currently in effect	10-Q	001-35957	3.2	August 12, 2013

4.1	Specimen common stock certificate of the registrant	S-1/A	333-182662	4.1	June 4, 2013

4.2	Investor Rights Agreement dated as of January 20, 2010, between the registrant and the other parties thereto	S-1	333-182662	4.2	July 13, 2012

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+	Form of Indemnification Agreement between the registrant and its directors and officers	S-1/A	333-182662	10.1	May 29, 2013

10.2+	2009 Performance Unit Plan	S-1	333-182662	10.2	July 13, 2012

10.3+	Form of Performance Unit Grant Notice and Agreement under 2009 Performance Unit Plan	S-1	333-182662	10.3	July 13, 2012

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.4+	2012 Unit Option Plan	S-1	333-182662	10.4	July 13, 2012

10.5+	Form of Unit Option Agreement and Restricted Stock Unit Agreement under 2012 Unit Option Plan	S-1/A	333-182662	10.5	May 1, 2013

10.6+	2013 Equity Incentive Plan	S-1/A	333-182662	10.6	May 29, 2013

10.7+	Form of Stock Option Agreement and Restricted Stock Unit Agreement under 2013 Equity Incentive Plan	S-1/A	333-182662	10.7	May 29, 2013

10.8+	2013 Employee Stock Purchase Plan	S-1/A	333-182662	10.13	June 7, 2013

10.9+	Gigamon Inc. 2013 Corporate Bonus Plan	8-K	001-35957	10.1	July 29, 2013

10.10+	Offer Letter, between the registrant and Michael C. Ruettgers, dated November 4, 2010	S-1	333-182662	10.8	July 13, 2012

10.11+	Offer Letter, between the registrant and Kenneth A. Goldman, dated February 7, 2011	S-1	333-182662	10.9	July 13, 2012

10.12+	Offer Letter, between the registrant and Michael T. Hoffman, dated December 15, 2008, as amended	S-1/A	333-182662	10.15	March 25, 2013

10.13+	Offer Letter, between the registrant and Duston M. Williams, dated February 15, 2012	S-1/A	333-182662	10.16	March 25, 2013

10.14+	Offer Letter, between the registrant and Paul B. Shinn, dated April 24, 2012	S-1/A	333-182662	10.17	March 25, 2013

10.15+	Offer Letter, between the registrant and David A. de Simone, dated September 26, 2012	S-1/A	333-182662	10.18	March 25, 2013

10.16+	Offer Letter, between the registrant and Paul A. Hooper, dated December 19, 2012	S-1/A	333-182662	10.19	March 25, 2013

10.17+	Offer Letter, between the registrant and Shehzad Merchant, dated March 8, 2013	S-1/A	333-182662	10.28	May 1, 2013

10.18+	Change in Control Severance Agreement, between registrant and Paul A. Hooper, dated September 17, 2012, as amended	S-1/A	333-182662	10.20	March 25, 2013

10.19+	Change in Control Severance Agreement, between registrant and Michael T. Hoffman, dated September 17, 2012, as amended	S-1/A	333-182662	10.21	March 25, 2013

10.20+	Change in Control Severance Agreement, between registrant and David A. de Simone, dated October 31, 2012	S-1/A	333-182662	10.22	March 25, 2013

10.21+	Change in Control Severance Agreement, between registrant and Paul B. Shinn, dated March 11, 2013	S-1/A	333-182662	10.23	March 25, 2013

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.22+	Change in Control Severance Agreement, between registrant and Patrick P. Leong, dated March 14, 2013	S-1/A	333-182662	10.24	March 25, 2013

10.23+	Change in Control Severance Agreement, between registrant and Thomas K.Y. Cheung, dated March 19, 2013	S-1/A	333-182662	10.25	March 25, 2013

10.24+	Change in Control Severance Agreement, between registrant and Shehzad Merchant, dated April 29, 2013	S-1/A	333-182662	10.29	May 1, 2013

10.25+	Advisor Agreement, between registrant and Ted C. Ho, dated February 16, 2013	S-1/A	333-182662	10.26	March 25, 2013

10.26+	Option Remediation Agreement, between registrant and Michael T. Hoffman, dated August 17, 2012	S-1/A	333-182662	10.27	March 25, 2013

10.27	Commercial/Industrial Lease dated as of May 21, 2010, between the registrant and LBA Realty Fund II-WBP II, LLC	S-1	333-182662	10.11	July 13, 2012

10.28	Sublease dated as of July 2, 2013 between the registrant and Palo Alto Networks, Inc., as amended	10-Q	001-35957	10.1	August 12, 2013

10.29†	Distribution Agreement dated as of December 28, 2010, between the registrant and Interlink Communication Systems, Inc., as amended	S-1/A	333-182662	10.12	March 25, 2013

10.30	Loan and Security Agreement dated as of April 29, 2011, between the registrant and Silicon Valley Bank, as amended	S-1/A	333-182662	10.14	May 29, 2013

10.31†	License and Services Agreement dated as of November 12, 2009, between the registrant and Tall Maple Systems, Inc.	S-1/A	333-182662	10.30	May 1, 2013

10.32†	Manufacturing Services Agreement dated as of April 29, 2013, between the registrant and Jabil Circuit, Inc.	S-1/A	333-182662	10.31	June 7, 2013

10.33+*	Consulting Agreement, between registrant and Ted C. Ho, dated September 25, 2013

21.1	List of subsidiaries of registrant	S-1	333-182662	21.1	July 13, 2012

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II-7 of the registration statement on Form S-1 filed on October 4, 2013)

101.INS**	XBRL Instance Document

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed.
+	Indicates a management contract or compensatory plan.
†

Registrant has omitted portions of the relevant exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.

**

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and is otherwise not subject to liability under these sections.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 18th day of October, 2013.

GIGAMON INC.

By:	/s/ Paul A. Hooper
Paul A. Hooper
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul A. Hooper Paul A. Hooper	Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2013

/s/ Duston M. Williams Duston M. Williams	Chief Financial Officer (Principal Financial Officer)	October 18, 2013

/s/ Ravi Narula Ravi Narula	Controller and Chief Accounting Officer (Principal Accounting Officer)	October 18, 2013

* Kenneth A. Goldman	Director	October 18, 2013

* Patrick P. Leong	Director	October 18, 2013

* Corey M. Mulloy	Director	October 18, 2013

* Michael C. Ruettgers	Director	October 18, 2013

*By:	/s/ Duston M. Williams
Duston M. Williams Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date
1.1	Form of Underwriting Agreement

2.1	Conversion Agreement dated as of May 31, 2013, between the registrant and the other parties thereto	S-1/A	333-182662	2.1	June 4, 2013

2.2	Agreement and Plan of Merger dated as of May 31, 2013, between the registrant and the other parties thereto	S-1/A	333-182662	2.2	June 4, 2013

2.3	Transfer Agreement and Plan of Reorganization dated as of May 31, 2013, between the registrant and the parties thereto	S-1/A	333-182662	2.3	June 4, 2013

3.1	Restated Limited Liability Company Agreement dated as of January 20, 2010, between the registrant and the other parties thereto, as amended by Amendment No. 1 to Restated Limited Liability Company Agreement dated as of April 26, 2011	S-1	333-182662	3.1	July 13, 2012

3.2	Amended and Restated Certificate of Incorporation of registrant, as currently in effect	10-Q	001-35957	3.1	August 12, 2013

3.3	Amended and Restated Bylaws of registrant, as currently in effect	10-Q	001-35957	3.2	August 12, 2013

4.1	Specimen common stock certificate of the registrant	S-1/A	333-182662	4.1	June 4, 2013

4.2	Investor Rights Agreement dated as of January 20, 2010, between the registrant and the other parties thereto	S-1	333-182662	4.2	July 13, 2012

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+	Form of Indemnification Agreement between the registrant and its directors and officers	S-1/A	333-182662	10.1	May 29, 2013

10.2+	2009 Performance Unit Plan	S-1	333-182662	10.2	July 13, 2012

10.3+	Form of Performance Unit Grant Notice and Agreement under 2009 Performance Unit Plan	S-1	333-182662	10.3	July 13, 2012

10.4+	2012 Unit Option Plan	S-1	333-182662	10.4	July 13, 2012

10.5+	Form of Unit Option Agreement and Restricted Stock Unit Agreement under 2012 Unit Option Plan	S-1/A	333-182662	10.5	May 1, 2013

10.6+	2013 Equity Incentive Plan	S-1/A	333-182662	10.6	May 29, 2013

10.7+	Form of Stock Option Agreement and Restricted Stock Unit Agreement under 2013 Equity Incentive Plan	S-1/A	333-182662	10.7	May 29, 2013

10.8+	2013 Employee Stock Purchase Plan	S-1/A	333-182662	10.13	June 7, 2013

10.9+	Gigamon Inc. 2013 Corporate Bonus Plan	8-K	001-35957	10.1	July 29, 2013

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.10+	Offer Letter, between the registrant and Michael C. Ruettgers, dated November 4, 2010	S-1	333-182662	10.8	July 13, 2012

10.11+	Offer Letter, between the registrant and Kenneth A. Goldman, dated February 7, 2011	S-1	333-182662	10.9	July 13, 2012

10.12+	Offer Letter, between the registrant and Michael T. Hoffman, dated December 15, 2008, as amended	S-1/A	333-182662	10.15	March 25, 2013

10.13+	Offer Letter, between the registrant and Duston M. Williams, dated February 15, 2012	S-1/A	333-182662	10.16	March 25, 2013

10.14+	Offer Letter, between the registrant and Paul B. Shinn, dated April 24, 2012	S-1/A	333-182662	10.17	March 25, 2013

10.15+	Offer Letter, between the registrant and David A. de Simone, dated September 26, 2012	S-1/A	333-182662	10.18	March 25, 2013

10.16+	Offer Letter, between the registrant and Paul A. Hooper, dated December 19, 2012	S-1/A	333-182662	10.19	March 25, 2013

10.17+	Offer Letter, between the registrant and Shehzad Merchant, dated March 8, 2013	S-1/A	333-182662	10.28	May 1, 2013

10.18+	Change in Control Severance Agreement, between registrant and Paul A. Hooper, dated September 17, 2012, as amended	S-1/A	333-182662	10.20	March 25, 2013

10.19+	Change in Control Severance Agreement, between registrant and Michael T. Hoffman, dated September 17, 2012, as amended	S-1/A	333-182662	10.21	March 25, 2013

10.20+	Change in Control Severance Agreement, between registrant and David A. de Simone, dated October 31, 2012	S-1/A	333-182662	10.22	March 25, 2013

10.21+	Change in Control Severance Agreement, between registrant and Paul B. Shinn, dated March 11, 2013	S-1/A	333-182662	10.23	March 25, 2013

10.22+	Change in Control Severance Agreement, between registrant and Patrick P. Leong, dated March 14, 2013	S-1/A	333-182662	10.24	March 25, 2013

10.23+	Change in Control Severance Agreement, between registrant and Thomas K.Y. Cheung, dated March 19, 2013	S-1/A	333-182662	10.25	March 25, 2013

10.24+	Change in Control Severance Agreement, between registrant and Shehzad Merchant, dated April 29, 2013	S-1/A	333-182662	10.29	May 1, 2013

10.25+	Advisor Agreement, between registrant and Ted C. Ho, dated February 16, 2013	S-1/A	333-182662	10.26	March 25, 2013

10.26+	Option Remediation Agreement, between registrant and Michael T. Hoffman, dated August 17, 2012	S-1/A	333-182662	10.27	March 25, 2013

10.27	Commercial/Industrial Lease dated as of May 21, 2010, between the registrant and LBA Realty Fund II-WBP II, LLC	S-1	333-182662	10.11	July 13, 2012

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.28	Sublease dated as of July 2, 2013 between the registrant and Palo Alto Networks, Inc., as amended	10-Q	001-35957	10.1	August 12, 2013

10.29†	Distribution Agreement dated as of December 28, 2010, between the registrant and Interlink Communication Systems, Inc., as amended	S-1/A	333-182662	10.12	March 25, 2013

10.30	Loan and Security Agreement dated as of April 29, 2011, between the registrant and Silicon Valley Bank, as amended	S-1/A	333-182662	10.14	May 29, 2013

10.31†	License and Services Agreement dated as of November 12, 2009, between the registrant and Tall Maple Systems, Inc.	S-1/A	333-182662	10.30	May 1, 2013

10.32†	Manufacturing Services Agreement dated as of April 29, 2013, between the registrant and Jabil Circuit, Inc.	S-1/A	333-182662	10.31	June 7, 2013

10.33+*	Consulting Agreement, between registrant and Ted C. Ho, dated September 25, 2013

21.1	List of subsidiaries of registrant	S-1	333-182662	21.1	July 13, 2012

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II-7 of the registration statement on Form S-1 filed on October 4, 2013)

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed.
+	Indicates a management contract or compensatory plan.
†

Registrant has omitted portions of the relevant exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.

**

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and is otherwise not subject to liability under these sections.